2001 Annual Report

2001 was **an extraordinary year**, a year of tests around the globe: Investors faced turbulent



markets; busine … nfidence ebbed with the



economy. And in the United States, a moment of history shook—and then strengthened—our



collective resolve. At Lehman Brother … passed them. We confirmed



that our strategy works, in good times and bad. We remain strong, focused and determined to



be the best operator in the marketplace. Together with our clients, we continue to build vision.

LEHMAN BROTHERS

Since 1997, Lehman Brothers' share price has grown at an annual rate of 27% per year.

Ending Stock Price
(at November 30 in U.S. Dollars)



$66.15
$60
50
40
30
20
10
1997
1998
1999
2000
2001

CONTENTS

Financial Highlights	1
Letter to Stockholders and Clients	2
The Year in Review	10
Financial Review	37
Board Members and Officers	95
Locations Worldwide	95
Other Stockholder Information	96

FINANCIAL HIGHLIGHTS

In millions, except per common share and selected data *Twelve months ended November 30*	2001	2000	1999	1998	1997
FINANCIAL INFORMATION					
Net revenues	$ 6,736	$ 7,707	$ 5,340	$ 4,113	$ 3,873
Net income[1]	$ 1,326	$ 1,775	$ 1,132	$ 736	$ 647
Total capital[2]	$47,470	$43,874	$37,684	$32,754	$24,784
PER COMMON SHARE DATA[3]					
Earnings[1,4]	$ 4.64	$ 6.38	$ 4.08	$ 2.60	$ 2.36
Dividends declared	$ 0.28	$ 0.22	$ 0.18	$ 0.15	$ 0.12
Book value	$ 31.81	$ 28.78	$ 22.75	$ 18.53	$ 16.70
Ending stock price	$ 66.15	$ 49.56	$ 38.19	$ 25.00	$ 25.28
SELECTED DATA					
Return on average common equity:					
Before special charge and redeemable preferred dividend	17.5%	27.4%	21.8%	16.3%	17.0%
After special charge and redeemable preferred dividend	15.9%	26.6%	20.8%	15.2%	15.6%
Pretax operating margin[1]	27.8%	33.5%	30.5%	25.6%	24.2%
Adjusted leverage ratio[5]	17.9x	16.6x	18.6x	20.6x	23.9x
Weighted-average common and equivalent shares[3,4]	265,257,554	264,163,612	258,565,344	249,983,662	242,129,858
Employees	13,090	11,326	8,893	8,873	8,340

(1) For 2001, excludes the impact of a special charge of $127 million ($71 million after tax). Earnings per share (diluted) in 2001 after the special charge was $4.38.

(2) Total capital includes long-term debt, stockholders' equity and preferred securities subject to mandatory redemption.

(3) All share and per share data have been restated for the two-for-one common stock split effective October 2000.

(4) For the years ended November 30, 2000 and 1999, the assumed conversion of Series A and B Convertible Preferred Stock into 2,438,375 and 5,559,474 common shares had the effect of decreasing diluted earnings per share by $0.03 and $0.02, respectively.

(5) Ratio of total assets excluding matched book to total stockholders' equity and other preferred securities.

our strategy is be the best operator



Dear stockholders and clients

In 2001, Lehman Brothers had a great year in the face of tremendous challenges, reporting its second best results ever. Additionally, we achieved significant gains in market share in virtually all major investment banking and capital markets product categories. Increasingly, our clients turned to us as their provider of choice.

Our results in 2001 exemplified the strength, resiliency and momentum of our franchise. The difficult economic environment reduced the demand for equity underwriting, mergers and acquisitions advice and caused institutional investors to become much more risk averse. The tragic events of September 11 clearly worsened the market environment. These horrible events also raised another unique set of challenges for our Firm, given the necessity of relocating all of our New York City employees based in lower Manhattan. Despite these challenges, the Firm reported net revenues of $6.7 billion and net income of $1.3 billion (before taking into account a $71 million after tax special charge to reflect the costs and write-offs associated with the events of September 11). These results have contributed to the Firm's strong track record of growth, as we have increased our earnings at a rate of 20 percent per year over the last five years. Additionally, over this same period, our stock price has appreciated at a rate of 27 percent per year. In 2001, we continued to benefit from the scale and diversification of our businesses, achieving a pretax operating margin of 28 percent and a return on equity of 18 percent, before the special charge and preferred dividend. We reported earnings per share of $4.64 before the special charge, and in January 2002, raised our common stock dividend to $0.36 per share, a 29 percent increase. The strength of our business platform, the disciplines we have applied in managing our operations, and our culture of excellence and teamwork were all intrinsic to our solid performance for the year.

Achieving scale in our businesses

We have successfully built a diversified set of high margin global businesses, each with strong cross-cycle returns, that when taken together, give us the ability to deliver attractive results across varying market environments. This past year, we were able to take advantage of the lower interest rate environment to expand our Fixed Income origination and sales and trading activities. Increased revenues from Fixed Income served to partially offset the lower revenues we realized from Investment Banking and Equities. Despite this shift in revenue composition, our revenues remained highly diversified: Investment Banking fees accounted for 29 percent of the total; Equities produced 27 percent; Fixed Income accounted for 33 percent; and Client Services produced the remaining 11 percent. Our capital markets and high net worth client revenues were highly sustainable throughout the year, as institutions remained fully invested even as they shifted to more defensive asset classes.

During the year, we continued to broaden the scale of our individual business units. In Investment Banking, we have breadth and depth across our global industry groups, which enabled us to increase our overall share of banking fees, while realizing transaction volume growth that exceeded overall industry growth. While equity issuance for the industry declined by 28 percent last year, our underwriting volumes increased by three percent. Our worldwide Fixed Income origination volume increased by 52 percent in 2001 versus a 36 percent growth rate for the industry. Part of this growth came from our enhanced client targeting process, where those targeted clients accounted for more than 75 percent of our total investment banking fees.



Net Income
(in millions of U.S. Dollars)
$1,800
1,500
1,200
900
600
300
$1,326*
1997 1998 1999 2000 2001
*Excludes special charge in 2001

Net Income in 2001 was our second-highest ever.

When you look at market share in 2001, we realized significant increases in our announced advisory transaction volumes in the U.S., in worldwide equity underwriting and in worldwide debt origination. Going forward, we want to continue to drive further market share gains by building on our global capabilities and deepening the relationships with our targeted clients.

Despite the challenges presented by the markets and September 11, Lehman Brothers also gained market share in virtually all capital markets products during 2001. This was a remarkable achievement, given the initial capacity and client connectivity issues we faced post-September 11. Fixed Income had a record revenue year in 2001, as we continued to excel in the development of structured products tailored to our clients' needs. Underscoring the strength of our Fixed Income franchise, we recently placed second in *Institutional Investor's* 2001 ranking of fixed income trading firms, moving up from fourth place the year before. We achieved similar progress during the year in our Equities Division, as we institutionalized our global industry sectors across products to enhance the market intelligence we provide to customers. Our Equities trading businesses gained significant market share, with a 59 percent increase in the listed business, a 39 percent rise in Nasdaq share, and a 24 percent increase in pan-European share through year-end 2001. We ranked fifth in the *Institutional Investor* 2001 poll of equity trading firms, moving up strongly from the prior year.

Research continues to be an important component of our world-class platform. We sustained our dominance in Fixed Income research, again placing number one in the *Institutional Investor* poll. In U.S. Equity research, we improved from eighth to fifth place, as we achieved the largest increase in the number of ranked analysts among investment banks for the second year in a row. We also made strong progress in Europe, where we improved five places to the number eight position in those research rankings.

In 2001, we also continued to broaden our franchise through the expansion of our Client Services Division. The largest group in this division is Private Client Services, our high net worth retail business, where we increased the total number of financial consultants to 475 by year-end. Private Client Services has retained its standing

we maintain exceptional
client focus

by getting thousands of Type-A people to function as a think-tank every day

We bring together smart, motivated people, and we challenge them to out-think the competition, to find creative and efficient solutions for our clients. Our business moves quickly, changing every day, and it changes on the currency of ideas. At Lehman Brothers, we know we're only as good as our next idea, that our competitive advantage is the brainpower—the creativity, the mental agility—we bring to every transaction.

by putting clients at the center of everything we do

The client is at the heart of Lehman Brothers. Our foremost goal, our constant focus, is finding new and better ways of serving clients: making ourselves faster and nimbler, more capable of real innovation. And while we strive for progress, we maintain and build long-standing relationships. To us, clients are not transactions; they are working partners with whom we are always in contact.

by constantly reinforcing our One Firm culture

No one at Lehman Brothers "owns" a client. No single investment banker or trader or broker serves a client alone. We come together as a firm to solve problems and meet needs. Because we understand that teams of good-thinking people are better than good-thinking individuals, we bring the considerable power of teamwork to bear on everything we do, from sales and trading to underwriting, to structured finance, to client strategy and advisory services.



as the most productive in the industry. Last year, we launched an ultra-high net worth management group and a variety of asset management products to address the needs of these clients. Our private equity investing activities also grew in 2001, as we successfully closed a $1.6 billion global real estate fund, bringing our total Private Equity commitments to $5.6 billion at year-end.

We are firmly committed to our global platform, which enables us to offer clients the broadest set of products and strategic ideas, while affording significant growth opportunities over time. Our non-U.S. operations generated 37 percent of the Firm's total revenues for the year, with Europe accounting for 29 percent, Asia seven percent and Latin America one percent. Last year, we appointed a new non-executive chairman for Lehman Brothers Europe; we opened new offices in Munich and Frankfurt; we named new chief executive officers in Germany, France and Switzerland; and we added new heads of investment banking in Japan and China—all to build our global platform and to better serve our clients.


2001 Net Revenues
(total $6,736 million)
Investment Banking
29%
Client Services
11%
Fixed Income
33%
Equities
27%

Our revenue base remains extremely diversified.

Achieving best operator advantage

Achieving scale in a diversified group of high margin businesses is only one element of Lehman Brothers' "Best Operator" strategy. As part of our focus on business building, an important piece has been to maximize the integration across our business units, providing better information, better ideas and better solutions for our clients. We have also aligned Investment Banking, Sales, Trading and Research along global industry sectors. In 2001, we organized the Client Solutions group to reinforce our focus on creating tailored solutions for our clients. This group brings together the expertise of debt and equity capital markets, structured finance, securitization and risk management to deliver the most comprehensive and innovative product solutions.

Other important elements of our Best Operator strategy are to maintain discipline with regard to expenses, to manage the Firm's exposure to all markets and counterparties, and to utilize our balance sheet in the most effective way. Our $47 billion capital base effectively supports our customer flow activities. In an environment such as this one, it has been imperative to maintain a conservative risk profile to protect shareholder value. These disciplines contributed to our top-of-peer group performance.

Our ability to be the Best Operator depends on the quality of our people and the culture that binds us. Our collaborative, team-oriented culture is supported by a high degree of alignment across the Firm, a flat organizational structure, and our significant level of employee ownership in the Firm. In 2001, we put into place new leadership and diversity initiatives to ensure that we continue to develop and retain the very best workforce.

we attribute the success of our strategy to teamwork

to our high percentage of employee ownership

Every Lehman Brothers employee is also a shareholder. Thirty-three percent of the Firm's common stock and equivalents is owned by employees. Members of the Executive Committee are paid identically. Business units are rewarded based on the profits and returns they contribute to the Firm. So Lehman Brothers people are motivated by the success of the whole Firm. They understand that the Firm succeeds best when at its most efficient, with the positive force of teamwork driving our momentum.

to the continuity at the top of the firm

Our senior management team has been together through many stages of Lehman Brothers' evolution, most of them rising to their current roles from the Lehman trading desks and banking offices where they began their careers in the industry. This long-term continuity, coupled with the team's steadfast concentration on the Firm's culture, creates an environment in which collaboration—contribution to the Firm's mission—is a constant.

to our response to challenge

This year brought challenges expected and unexpected. The global economy staggered through its worst year in a decade; equity markets fell; unemployment rose. And the events of September 11 presented the financial community in the U.S. with a new set of tests, to which no manual could provide a solution. Through all this turmoil, Lehman Brothers continued to produce strong results. In terms of net revenues and earnings, 2001 was our second-best year ever, providing proof that our strategy is working.



Rising to the challenge

The horrific events of September 11 had a profound impact on our Firm. We were all deeply saddened by the tragic loss of family members, friends, business associates, and our beloved and respected colleague, Ira Zaslow. We were thankful for the tireless efforts of the rescue workers. While these attacks were meant to rip us apart, we are all coming together as never before. It is inspiring to see the wonderful spirit and commitment of so many people as we recover from this tragedy and rebuild our community. The displacement of our 6,400 employees presented us with enormous challenges: we had to ensure the safety and welfare of our employees; we had to secure temporary locations to replace the space that was lost; we had to quickly implement our disaster recovery plan; and we had to rebuild two fully operational trading floors in order to regain our ability to conduct business. I am proud to report that so many of our people worked around-the-clock to accomplish all of this. When the fixed income and equity markets re-opened around the world, we were fully prepared to serve our clients and customers. This clearly demonstrated the character of our people and the strength of our Firm's culture.



Return on Equity
(percent)
30
25
20
15
10
5
17.5%
2001 Peer Group Average 14.3%
1997 1998 1999 2000 2001
Before redeemable preferred and special charge in 2001

Our returns exceeded the peer group average in 2001.

Building on our momentum

2001 was a year that tested Lehman Brothers. However, our resolve and commitment enabled us to thrive. Our high degree of business alignment, the scale and diversity we have achieved in our businesses, and our effective implementation of the Best Operator strategy produced strong operating and financial results. The momentum we have established and our performance in difficult market conditions were recognized by Thomson Financial, which named us "Bank of the Year" for 2001. In the coming year, we intend to concentrate on re-establishing our revenue growth, realizing higher levels of productivity and maintaining our top-of-peer group performance.

To our employees, I thank you for your dedication and hard work. To our clients and shareholders, I thank you for our longstanding partnerships.

Richard S. Fuld, Jr.
Chairman and Chief Executive Officer
February 15, 2002

this was an extraordinary year

DEC 2000 . . . . S&P 1320 . . . . NASDAQ 2471 . . . . FTSE 100 6223 . . . . DAX 6439 . . . . NIKKEI 13786 . . . .


LEHMAN
JOINS
S&P 100

this year was

dramatic confirmation of our core strategy

Best operator

In December, Lehman Brothers entered the S&P100 index, providing confirmation of our rapid growth. In just eight years as a public company, Lehman Brothers has transformed itself into one of the best performing organizations in the industry by focusing on client service, building a diverse mix of businesses, and developing core competencies in expense, liquidity and risk management.

At the outset of fiscal 2001, we embarked on a plan—the Best Operator Strategy—to impel the Firm still further forward. By focusing on building our higher margin businesses, pursuing the strong promise of growing European markets, and constantly streamlining back-office and corporate functions, we intend to be the best operator in our industry, producing best-in-class returns and operating margins.

Client solutions

Recognizing the increasing complexity of capital markets and corporate finance, we established the Client Solutions group to broaden our thinking on behalf of investment banking clients. The group formalizes channels of communication among specialized product and industry areas so that the Firm can deliver the most comprehensive solution possible to meet a client's needs.

When, for example, Micron Technology Inc., the leading DRAM chip maker, wanted to monetize the volatility in its stock and raise equity capital at a premium, Lehman Brothers developed an innovative structure that was designed to attract a broad group of investors. This $500 million landmark transaction combined an offering of call warrants as stand-alone securities with an offering of custodial receipts that packaged the warrants with a Fannie Mae principal strip, appealing to both equity and convertible investors. This transaction brought together teams from Investment Banking, Equity Capital Markets, Equity and Convertible trading, Debt Capital Markets and Agency trading to develop this unique solution for Micron.

The Client Solutions group will continue to foster teamwork across Lehman Brothers—by building on the One Firm approach—in order to focus the full effort of the Firm's thinking on behalf of our most important clients.

1Q 2001

S&P 1366 . . . . NASDAQ 2773 . . . . **JAN 2001** . . . . FTSE 100 6298 . . . . DAX 6795 . . . . NIKKEI 13844 . . . .

building scale one trade at a time

"**Lehman Brothers has been a good partner for Fidelity** across our businesses around the world. As an innovative firm with excellent technology and strong execution, Lehman Brothers gives us what we need."

Bob Reynolds
Vice Chairman and
Chief Operating Officer,
Fidelity Investments



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We're always there

Lehman Brothers and Fidelity Investments® formed a strategic alliance in 1999 across a broad spectrum of investment products, research and distribution channels. Since then, we have provided Fidelity's retail clients with access to the full range of Lehman Brothers equity and fixed income products, such as initial public offerings and equity and debt research.

The arrangement strengthens Lehman Brothers' distribution capabilities and provides us with a significant advantage by combining the breadth and depth of Fidelity's retail and Internet brokerage network with our product network.

This alliance is a logical progression from Lehman Brothers' close working relationship with Fidelity's mutual fund organization in the areas of sales, trading and research, and it underscores the ability of the two organizations to work together and add significant value for our respective clients.



Equities rising

Lehman Brothers' Equities Division commands fast-growing market share, finishing 2001 at 3.9% of trading volume on Nasdaq and 7.3% on the New York Stock Exchange. A year ago, Lehman Brothers accounted for just 2.8% on Nasdaq and 4.6% on the NYSE.

Given the exceptionally competitive nature of the equity trading business, especially in an era of sharply tightened spreads on equity trades, we realized we could grow only by offering value our competitors did not. We win by providing our clients with superior information, innovative ideas, smart derivative strategies, better technology and outstanding research. We win with creative thinking on behalf of our clients.

Secondary Trading Market Share


NYSE
Nasdaq
6%
4%
2%
N D J F M A M J J A S O N D


Market Information
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by helping clients build their vision

Constantly creative

In February, Lehman Brothers' Financial Institutions banking team found an innovative financing opportunity for long-time client Washington Mutual (WAMU), one of the nation's largest residential lenders and consumer financial services firms. By developing a unique structure specifically tailored to Washington Mutual's needs as an issuer, Lehman Brothers brought to market a $1.15 billion offering of Trust PIERS units. The transaction was constructed to provide the issuer with substantial economic benefits, while satisfying both ratings agencies and regulators. Marketing the issue as a Rule 144A transaction, Lehman Brothers was able to target both convertible and stock investors. The issue brought such strong investor interest that the marketing period lasted just two days, and demand for the PIERS greatly exceeded the offering amount. Lehman Brothers was sole manager of the offering.

WAMU's Trust PIERS offering reflects the continuation of a long-term client relationship that illustrates Lehman Brothers' constant attention and commitment to its clients. From the time we lead-managed Washington Mutual's initial debt financing in 1995, Lehman Brothers Financial Institutions group has played a key role in Washington Mutual's franchise growth and its access to the capital markets. Over the course of the relationship, Lehman Brothers has lead-managed over $4.6 billion in debt and equity securities offerings on behalf of Washington Mutual, and has advised the Company on six major acquisitions, totaling $26 billion, in the consumer banking and specialty finance sectors. During the same period, Washington Mutual has increased its market capitalization and earnings more than fourfold, improving its market capitalization to over $30 billion at the end of 2001.

"**Lehman Brothers has helped us create** a careful—and very successful—funding strategy for many years. We know that we can count on Lehman to be responsive to our needs, to find creative and cost-effective financing structures, and to market and execute our offerings flawlessly. More generally, the Firm has been a unique partner in our growth, having brought us quality advice and execution in every element of our strategy."

Kerry Killinger
Chairman and CEO,
Washington Mutual

We're always there

Lehman Brothers and Fidelity Investments® formed a strategic alliance in 1999 across a broad spectrum of investment products, research and distribution channels. Since then, we have provided Fidelity's retail clients with access to the full range of Lehman Brothers equity and fixed income products, such as initial public offerings and equity and debt research. The arrangement strengthens Lehman Brothers' distribution capabilities and provides us with a significant advantage by combining the breadth and depth of Fidelity's retail and Internet brokerage network with our product network.

This alliance is a logical progression from Lehman Brothers' close working relationship with Fidelity's mutual fund organization in the areas of sales, trading and research, and it underscores the ability of the two organizations to work together and add significant value for our respective clients.



Equities rising

Lehman Brothers' Equities Division commands fast-growing market share, finishing 2001 at 3.9% of trading volume on Nasdaq and 7.3% on the New York Stock Exchange. A year ago, Lehman Brothers accounted for just 2.8% on Nasdaq and 4.6% on the NYSE.

Given the exceptionally competitive nature of the equity trading business, especially in an era of sharply tightened spreads on equity trades, we realized we could grow only by offering value our competitors did not. We win by providing our clients with superior information, innovative ideas, smart derivative strategies, better technology and outstanding research. We win with creative thinking on behalf of our clients.


Secondary Trading Market Share
NYSE
Nasdaq
6%
4%
2%
N D J F M A M J J A S O N D


Market Information
Office Programs
SEARCH
GET QUOTE
Products & Services
Customer Service

by helping clients build their vision

Constantly creative

In February, Lehman Brothers' Financial Institutions banking team found an innovative financing opportunity for long-time client Washington Mutual (WAMU), one of the nation's largest residential lenders and consumer financial services firms. By developing a unique structure specifically tailored to Washington Mutual's needs as an issuer, Lehman Brothers brought to market a $1.15 billion offering of Trust PIERS units. The transaction was constructed to provide the issuer with substantial economic benefits, while satisfying both ratings agencies and regulators. Marketing the issue as a Rule 144A transaction, Lehman Brothers was able to target both convertible and stock investors. The issue brought such strong investor interest that the marketing period lasted just two days, and demand for the PIERS greatly exceeded the offering amount. Lehman Brothers was sole manager of the offering.

WAMU's Trust PIERS offering reflects the continuation of a long-term client relationship that illustrates Lehman Brothers' constant attention and commitment to its clients. From the time we lead-managed Washington Mutual's initial debt financing in 1995, Lehman Brothers Financial Institutions group has played a key role in Washington Mutual's franchise growth and its access to the capital markets. Over the course of the relationship, Lehman Brothers has lead-managed over $4.6 billion in debt and equity securities offerings on behalf of Washington Mutual, and has advised the Company on six major acquisitions, totaling $26 billion, in the consumer banking and specialty finance sectors. During the same period, Washington Mutual has increased its market capitalization and earnings more than fourfold, improving its market capitalization to over $30 billion at the end of 2001.

"**Lehman Brothers has helped us create** a careful—and very successful—funding strategy for many years. We know that we can count on Lehman to be responsive to our needs, to find creative and cost-effective financing structures, and to market and execute our offerings flawlessly. More generally, the Firm has been a unique partner in our growth, having brought us quality advice and execution in every element of our strategy."

Kerry Killinger
Chairman and CEO,
Washington Mutual

We're always there

Lehman Brothers and Fidelity Investments® formed a strategic alliance in 1999 across a broad spectrum of investment products, research and distribution channels. Since then, we have provided Fidelity's retail clients with access to the full range of Lehman Brothers equity and fixed income products, such as initial public offerings and equity and debt research. The arrangement strengthens Lehman Brothers' distribution capabilities and provides us with a significant advantage by combining the breadth and depth of Fidelity's retail and Internet brokerage network with our product network.

This alliance is a logical progression from Lehman Brothers' close working relationship with Fidelity's mutual fund organization in the areas of sales, trading and research, and it underscores the ability of the two organizations to work together and add significant value for our respective clients.




Market Information
Office Programs
Full Screen
Print
SEARCH
GET QUOTE
Products & Services
Customer Service

Equities rising

Lehman Brothers' Equities Division commands fast-growing market share, finishing 2001 at 3.9% of trading volume on Nasdaq and 7.3% on the New York Stock Exchange. A year ago, Lehman Brothers accounted for just 2.8% on Nasdaq and 4.6% on the NYSE.

Given the exceptionally competitive nature of the equity trading business, especially in an era of sharply tightened spreads on equity trades, we realized we could grow only by offering value our competitors did not. We win by providing our clients with superior information, innovative ideas, smart derivative strategies, better technology and outstanding research. We win with creative thinking on behalf of our clients.

Secondary Trading Market Share


NYSE
Nasdaq
6%
4%
2%
N D J F M A M J J A S O N D

by helping clients build their vision

Constantly creative

In February, Lehman Brothers' Financial Institutions banking team found an innovative financing opportunity for long-time client Washington Mutual (WAMU), one of the nation's largest residential lenders and consumer financial services firms. By developing a unique structure specifically tailored to Washington Mutual's needs as an issuer, Lehman Brothers brought to market a $1.15 billion offering of Trust PIERS units. The transaction was constructed to provide the issuer with substantial economic benefits, while satisfying both ratings agencies and regulators. Marketing the issue as a Rule 144A transaction, Lehman Brothers was able to target both convertible and stock investors. The issue brought such strong investor interest that the marketing period lasted just two days, and demand for the PIERS greatly exceeded the offering amount. Lehman Brothers was sole manager of the offering.

WAMU's Trust PIERS offering reflects the continuation of a long-term client relationship that illustrates Lehman Brothers' constant attention and commitment to its clients. From the time we lead-managed Washington Mutual's initial debt financing in 1995, Lehman Brothers Financial Institutions group has played a key role in Washington Mutual's franchise growth and its access to the capital markets. Over the course of the relationship, Lehman Brothers has lead-managed over $4.6 billion in debt and equity securities offerings on behalf of Washington Mutual, and has advised the Company on six major acquisitions, totaling $26 billion, in the consumer banking and specialty finance sectors. During the same period, Washington Mutual has increased its market capitalization and earnings more than fourfold, improving its market capitalization to over $30 billion at the end of 2001.

"**Lehman Brothers has helped us create** a careful—and very successful—funding strategy for many years. We know that we can count on Lehman to be responsive to our needs, to find creative and cost-effective financing structures, and to market and execute our offerings flawlessly. More generally, the Firm has been a unique partner in our growth, having brought us quality advice and execution in every element of our strategy."

Kerry Killinger
Chairman and CEO,
Washington Mutual

we build value


$30.9B
$30.1B
$22.5B
$16.2B
$14.0B
$5.4B
1996
1997
1998
1999
2000
2001
Washington Mutual
Market Capitalization

"**BlackRock has benefited significantly from our relationship with Lehman Brothers.** Our firm manages more than $135 billion in fixed income assets, and we view Lehman Brothers as an important intermediary across a broad range of fixed income products. The input of Lehman salespeople, traders, analysts, strategists and senior managers has been a valuable element of our success in meeting our clients' expectations."

Robert Kapito
Vice Chairman, BlackRock



we continue to be a fixed income powerhouse



Keith Anderson
Chief Investment Officer, BlackRock

"**Since BlackRock's inception, the overriding objective** of our fixed income effort has been to achieve returns in excess of our performance benchmarks, while assuming equal or lower levels of risk. Our relationship with Lehman Brothers has contributed to our success in achieving this objective consistently over time. Lehman's bond indices, top research teams, ability to bring new products to market and secondary liquidity have helped us manage our portfolios more effectively."

.........FTSE 100 5634...........DAX 5830...........NIKKEI 13000...........LEHMAN 62.70








Bond House of the Year

2001 was a record year in many parts of the fixed income business, with new corporate debt issuance at an all-time high, significant fund flows into bond products, record mortgage activity and unprecedented strength in municipal debt. And Lehman Brothers was ideally positioned to capitalize on these strong markets in an otherwise difficult economic year—so well positioned, in fact, that Lehman Brothers was named the 2001 "Investment Grade Bond House of the Year" by *International Financing Review* and was ranked second in a survey of fixed income trading clients by *Institutional Investor.* Both surveys cited the Firm's market-leading expertise in newer asset classes, such as collateralized debt and bond obligations, as a defining advantage.



we seek—and recognize— genuine potential

Building a vision

Lehman Brothers has served L-3 Communications Corp. since L-3's formation in 1997. Lehman Brothers advised L-3 on its initial buyout from Lockheed Martin, and provided the initial capital needed to form the company through Lehman Brothers Merchant Banking and leveraged finance efforts. In 1998, Lehman Brothers lead-managed L-3's initial public offering. Over the past four-plus years, Lehman Brothers has assisted L-3 with more than 25 acquisitions and raised over $2.5 billion of capital on a lead-managed basis, enabling L-3 to grow into the force it is today.

In 2001, L-3 generated annual sales in excess of $2.3 billion, up five times from its revenue base at inception. The company's market capitalization of $4 billion represents a 16-fold increase in L-3's equity value at the time of the leveraged buyout. The company has established itself as the premier merchant supplier of secure communication systems and specialized communication products for the U.S. Department of Defense, U.S. Government intelligence agencies and a wide range of private sector commercial customers. Some of L-3's better known products include "black boxes," sophisticated intelligence gathering and communication systems and airport bomb detection systems.

Lehman Brothers' client-centered approach—building relationships across all areas of the Firm—has been integral to L-3's growth. Virtually every Lehman Brothers business unit—Investment Banking, Private Equity, research, sales and trading, equity and debt origination and derivative solutions—has contributed to the L-3 success story.


creative



"**Lehman Brothers has been with us from the start** — helping our team build and grow the business, providing us with invaluable strategic advice and innovative financing solutions, while continuing to provide strong execution and market-making in our securities. The Lehman Brothers team continually gives us outstanding advice and premium execution, often in challenging markets, and always with utmost integrity. We are pleased to have Lehman Brothers at our side as we continue to build L-3 into a leading diversified merchant supplier of high-tech defense products, and look forward to continuing our partnership in the future."

Frank C. Lanza
Chairman and CEO
Robert V. LaPenta
President and CFO,
L-3 Communications

L3 communications


£1,625,000,000
MGPE
Has acquired the Pubs & Bars division of
WHITBREAD PLC
with acquisition financing of Senior Credit Facilities
Sole Advisor and Sole Lead Arranger
LEHMAN BROTHERS

local expertise, around the world

A multifaceted success

In a blockbuster transaction, Lehman Brothers helped U.K. client Morgan Grenfell Private Equity (MGPE) win an extremely competitive auction for Whitbread's Pubs & Bars division. The £1.625 billion acquisition was the largest leveraged buyout and LBO debt financing in Europe's history.

The synergies of the One Firm philosophy brought this transaction to fruition. The Firm's Mergers and Acquisitions and Principal Transactions groups drew on their substantial brewing and pub industry experience to advise MGPE on the acquisition and recapitalization of the pubs and bars business; and innovative bridge financing provided MGPE with significant flexibility and long-term protection against refinancing risk.

Shortly after completion of the buyout, Lehman Brothers went on to advise MGPE on the sale of 493 of the pubs to Enterprise Inns for £262.5 million, the third transaction Lehman Brothers executed for MGPE in 24 months.



Schlumberger fills a need

When Schlumberger, the French-American oil services company, sought to acquire information technology expertise, Lehman Brothers brought the best idea. Believing that Sema plc, an Anglo-French company of 20,000 professionals, would provide the optimal strategic fit as well as a close cultural combination, Lehman Brothers worked closely with Schlumberger management on a tie-up with Sema. The result was a $5.3 billion acquisition, the largest ever public bid in the European technology sector.

The transaction required expert coordination to deal with Sema's equity listings in London, Paris and New York. Lehman Brothers bankers overcame the many complexities associated with the Sema transaction, enabling Schlumberger to gain critical mass in the area of expertise in which it wished to expand.

On the ground

Lehman Brothers pursues business around the globe by being there—by putting professionals with local expertise in front of management teams. This strategy has enabled us to grow our European and Asian franchises, with leading business units in Italy, Germany, France, the United Kingdom and many other countries. While the Firm already generates 37% of its revenues overseas, we see extraordinary opportunity in the future, as the European and Asian capital markets continue to mature and grow. Lehman Brothers will be there to help spur that growth.

we provide unique solutions for the private client



Building and protecting wealth

At Lehman Brothers, we believe in the value of a retail business catering to the high net worth client, and the strategy is working for us. Our investment advisors — now 475 strong — produce the top per capita commission income in the industry at $1.5 million.

We choose to serve high net worth clients because we believe in the value we provide them. Our advisors set full wealth management strategies for their clients, including retirement and tax planning, and they perform sophisticated money management techniques to help clients protect and grow their wealth.

In return, we at Lehman Brothers like what high net worth individuals do for us: They don't leave markets when times are difficult, they continue to pursue multilayered strategies for managing their wealth, and they push us to think better — to find more innovative ways to meet their financial needs — every day.

Innovative products

Lehman Brothers' Private Equity, with over $5.6 billion in committed capital at the end of fiscal 2001, closed Lehman Brothers' $1.6 billion commercial real estate fund this year. The fund, like previous Lehman private equity and venture capital funds, will seek investments with strong potential around the world.

Lehman Brothers Private Equity has grown quickly since its inception in 1997, and we aim to continue this growth by raising additional funds in existing and new asset classes.



From Perseus L.L.C.
(right to left)

Frank H. Pearl
Richard C. Holbrooke
John C. Fox
Philip J. Deutch
Ray E. Newton III
James A. Johnson
Lewis A. (Lee) Sachs
Kenneth M. Socha

Expertise at work

Perseus L.L.C., a merchant bank and private equity fund management company based in Washington, D.C., invests in a broad range of transactions, from venture capital financings to leveraged buyouts and debt market instruments. Perseus invests in companies that are undervalued and will benefit from new strategies, and in companies that have—or have the potential to develop—a strong market position. By working closely with management, Perseus extracts the underlying value of these entities.

Such transactions require sophisticated and creative financial planning, and Lehman Brothers delivers the product knowledge and forward thinking Perseus demands. By developing collars and other innovative hedging and monetization strategies, by underwriting debt offerings, by providing strategic merger and acquisition advice, and by offering a complete set of investment banking services to Perseus and its managers, Lehman Brothers helps Perseus identify potential—and execute the transactions that bring that potential to life.


S&P 1211 .... NASDAQ 2027 .... FTSE 100 5529 ..
26
27

creating value and disseminating risk

Securitizing assets

Lehman Brothers' sole-lead managed $5 billion asset-backed security (ABS) issuance for Ford Motor Credit, named "Structured Finance Deal of the Year" by *Investment Dealers Digest*, illustrates one of the Firm's greatest strengths: creating innovative structures for raising capital through securitization. The deal is considered a breakthrough due to its innovative structure, size and execution levels achieved.

The innovative structure developed by Lehman Brothers allowed Ford Motor Credit to efficiently securitize its portfolio of loans to dealers through one securitization platform. Increased from an original size of $3 billion due to strong investor demand, the Ford transaction was the largest-ever single-day issuance of securities by a single ABS issuer. The transaction consisted of both three- and five-year maturities and priced at the low end of the targeted price range, providing Ford a lower-cost of funding than it would have received from the corporate bond market.

Facilitating credit

Lehman Brothers' securitization strengths allow us to raise capital for clients in a myriad of asset classes—from collateralized debt obligations to mortgage-backed securities to a variety of synthetic structures—without either committing the Firm's own capital or creating undue risk for individual investors. By carving offerings into tranches of different ratings and sizes, and then re-marketing them to the investing public, we fulfill all parties' needs: issuers get their capital; investors get attractive securities; and Lehman Brothers avoids the risk associated with directly providing credit to clients.

The Firm led a great many creative issues throughout the year, highlighted by a $2.5 billion rate reduction bond transaction for Public Service Electric and Gas, the first commercial mortgage-backed securities transaction in Thailand and a €2 billion synthetic collateralized loan obligation for Credit Lyonnais.

One-stop solutions

Scottish Provident, one of the last large mutual life insurers remaining in the United Kingdom, announced in May 2000 that it was seeking a buyer and wanted to demutualize. Abbey National plc selected Lehman Brothers to advise it in the auction. By providing Abbey's management with all aspects of acquisition advice, by helping Abbey raise the funding necessary to complete the deal, and by providing insightful guidance on tactics for winning the auction, Lehman Brothers' U.K. banking team helped Abbey National acquire Scottish Provident and achieve an important step forward in its business diversification objectives.

On the day the £1.8 billion acquisition was announced, Lehman Brothers also led £1 billion and €400 million debt offerings for Abbey National, which found a high level of investor interest. The transaction was well-received by the market, with Abbey National's stock price rising strongly following the transaction.



our **Equity Research** department continued its robust



(**Equity Research** at Lehman Brothers continued its meteoric rise in 2001, placing 42 analysts — more analysts than ever before — in the annual U.S. *Institutional Investor* survey, and improving from 13th place to 8th in Europe. Equity research underpins our success across the equity business, and our analysts continue to provide some of the most insightful, forward thinking on Wall Street.)



placing a record 5th in the U.S. in 2001, and our **Fixed Income**



ranking **number one** for the 6th year in the last 10,



3Q 2001

.... DAX 5188 .... NIKKEI 10714 .... LEHMAN 65.65 .... **AUG 2001**

growth and **rapid ascent** up the *Institutional Investor* rankings,



Research department continued its **dominance**,



while our **bond indices** remain **trusted** industry standards.



Lehman Brothers' **Fixed Income Research** has long been regarded as the industry leader in analytical tools and market forecasting. Bond market participants worldwide have long relied on the Lehman Brothers Bond Indices for their peerless understanding of market forces and their in-depth coverage of hundreds of asset classes.





When Lehman Brothers employees were dislocated from their offices in lower Manhattan, they were separated from the lifeblood of the securities industry, their technology. Lehman Brothers information technology staffers immediately set out to reconstruct the platform, to get us back to business with the necessary capacity. Working around the clock, they installed thousands of computer devices and miles of new cable; they reconstructed our telephone and data connectivity with the exchanges and clients; they restored and updated our website to give employees information; they rescued crucial data. From the most senior to the most junior, our technology people performed Herculean tasks to get us up and running.



September 11

Lehman Brothers occupied some 1.4 million square feet of office space in close proximity to the terrorist attack, including two floors of the North Tower of the World Trade Center and our global headquarters in the World Financial Center. When terrorists struck, 6,400 of our people—nearly half of our worldwide employees—fled their offices, leaving behind the entirety of the Firm's New York–based infrastructure.

We mourn Ira Zaslow, our colleague who perished in the attack. Our memory of those lost, and our witness to a moment of such horrible history, will never fade.

Still, business called. Our senior managers convened at our contingency site in Jersey City, New Jersey, that afternoon, and by the end of the day, they had set in motion the necessary steps to keep Lehman Brothers running in all markets and products.

September 12

Extraordinary times demand—and beget—extraordinary responses. Lehman Brothers people came together, volunteering for any duty that could help, working days at a stretch from anywhere they could find a working telephone. Human Resources verified the safety of our New York–based employees. Our technology people began refitting our Jersey City space to accommodate far greater capacity. Real estate people canvassed the area for office space.

Throughout, our competitors showed remarkable generosity, offering space and, often, an open invitation to call upon them for assistance. We thank them.

Recovery, the only choice, was well underway. Soon we had secured space in two midtown Manhattan hotels for our Investment Banking and Equity Research professionals. Some 3,000 people were reporting for work in Jersey City, where days earlier just 800 people had worked.

When trading resumed in the U.S. debt markets 24 hours later, Lehman Brothers was trading in every asset class. Our investment bankers, on cell phones and city pay phones, were in contact with all of their clients. And when New York City firefighters and police officers rang the bell at the New York Stock Exchange on September 17, all the wheels of Lehman Brothers were turning once again.

SEPT 2001



we had only
one option:
back to
business

we were fully prepared to serve our clients

Vitesse Semiconductor Corp.
Convertible debt buyback

La Fondiaria Assicurazoni SpA
Interest rate swap



Campbell's Soup
$300 million of fixed-rate notes; rate lock

Government of Indonesia
Financial advisory

Nevada Power
$150 million of fixed-rate notes

General Electric Capital Corp.
$4 billion of floating-rate notes

Clients served

Lehman Brothers got back to business everywhere, in everything we do. We advised on the first major post–September 11 M&A transaction; brought the first significant debt offerings to market; underwrote billions of dollars in asset-backed and mortgage-backed transactions; and advised on several debt restructurings, rate locks and other derivative transactions.

Lehman Brothers lead-managed a $1.5 billion issue of notes for Kerr-McGee Corp., $300 million of bonds for AvalonBay Communities, $4 billion of debt for General Electric Capital Corp. (GECC)—the first major U.S. offering after the terrorist attack, and $150 million of bonds for Nevada Power.

We led a major cross-currency swap for La Fondiaria, an interest rate swap for GECC, a Treasury rate lock for Liberty Financial Cos., a rate lock for Campbell's Soup, and advised the Government of Indonesia.

We led a bridge financing of $137 million for Inner City Broadcasting, advised BankAtlantic Bancorp on its acquisition of Community Savings Bankshares, led a $5.7 billion issue of revenue anticipation notes for the State of Calilfornia, led a $26 million secondary equity offering for Telik, Inc., and advised Ente Nazionale Energia Elettrica on the sale of Elettrogen SpA to Endesa SA.

Trading resumed

Crammed into hastily constructed trading floors at our Jersey City offices, Lehman Brothers equity and fixed income traders were back at work and trading in every asset class when the U.S. markets re-opened. Although we fought through decreased connectivity with our clients, by the end of 2001 our share of secondary trading volume in all markets had returned to pre–September 11 levels.

BankAtlantic Bancorp
Acquisition of Community Savings Bankshares WESCO; distribution swap

Elettrogen SA
Sale to Endesa SA

New York Life Insurance Co.
Acquisition of McMorgan Co.

........NASDAQ 1499..........FTSE 100 4903..........**SEPT 2001**..........DAX 4308..........NIKKEI 9775..........LEHMAN 56.85

State of California
$5.7 billion revenue anticipation notes

Tesoro Petroleum Corp.
$677 million acquisition of refineries and pipelines

Kerr-McGee Corp.
$1.5 billion of fixed-rate notes

GMAC
$6 billion of fixed-rate notes

AvalonBay Communities, Inc.
$300 million of fixed-rate notes

Liberty Financial Cos.
Treasury rate lock



Lehman*Live* thrives

Lehman*Live*, the Web portal for all Lehman Brothers clients, was rolled out in the fourth quarter of 2000. We started 2001 with approximately 3,000 individual client users; by the end of the year, more than 20,000 had access to our full suite of pre-trade, trade and post-trade services.

The Firm decided early in the year to develop a global employee Intranet within Lehman*Live*. The power of this strategy was demonstrated vividly in September, when the site became a key tool in restoring business functionality, linking employees at numerous temporary locations via Tocket, a proprietary remote-access technology.

Lehman*Live* played a critical role in allowing our employees to continue to serve clients in a seamless fashion regardless of their location. The vast majority of our employees and more than 5,000 of our customers now use Lehman*Live* every day.

The Fixed Income portion of the site was recognized by clients in the *Institutional Investor* Fixed Income survey as the best offering on the Street for fixed income. The Equities portion has seen a high adoption rate from clients who use it to access research, portfolio analytics and specific account information. It also received honorable mention in the *Euromoney* Internet Awards, with particularly high marks given to our convertible bond product. High net worth private clients have made frequent use of the site to retrieve account information, statements and proprietary research.

we reopened the IPO market...

"**We knew testing the IPO waters** in October 2001 would be difficult, but Lehman Brothers, through vigorous marketing and careful market-monitoring, gave us confidence that we could successfully raise equity."

Dr. Gavriel D. Meron
President and CEO,
Given Imaging Ltd.

Given Imaging goes public

Given Imaging Ltd., an Israeli diagnostics company that produces a revolutionary non-invasive technology for diagnosis of gastrointestinal disorders, brought life back to the initial public offering market in October. Lehman Brothers led the first IPO—a $60 million, five million share offering—in seven weeks, the longest hiatus in IPOs in 26 years.

Though equity markets continued to experience turbulence, the Given Imaging offering was three times over-subscribed. Further displaying the market's confidence in the IPO, significant investments in the shares were made by dedicated healthcare hedge funds and top-tier mutual funds. The offering priced at $12 per share; the stock opened at $12.25 and closed its first day at $12.47, a 4% rise in choppy equity markets.

More importantly, the success of the Given Imaging IPO demonstrated that investors were prepared, for the first time in weeks, to welcome new equity issues into the market.



Bringing people back together

Though commercial real estate transactions often take months to negotiate, Lehman Brothers senior management reached an agreement to purchase a new 32-story tower from Morgan Stanley in New York City's Times Square in a week.

The new Lehman Brothers corporate headquarters building, at 745 Seventh Avenue, represents a significant step in the evolution of Lehman Brothers: At a time of uncertainty in the New York real estate market, the purchase displayed the Firm's steadfast commitment to remaining in Manhattan; and, importantly, allowed us to bring our businesses and our people back together. Teamwork is at the core of Lehman Brothers' success, and our team operates more efficiently when we are together.



...and acquired a new corporate headquarters

we're building vision on a global scale


Chevron

Industry expertise

Two deals— ChevronTexaco and PTT— are a world apart but united by Lehman Brothers' global experience and expertise in energy-sector banking.

Borders mean little these days, so to succeed on a global scale in investment banking, we at Lehman Brothers know that we must have an encompassing view of the competitive landscape in each industry we cover and a deep knowledge of every locale in which we do business.

Instead of just building investment banking teams by region, we also build global teams by industry. The banking teams that advised on these transactions brought to their clients a far-reaching knowledge of the energy industry, and relationship bankers in each country brought a similarly intimate knowledge of local exigencies to these transactions.

A "super major" transaction

The $43.2 billion merger of Chevron and Texaco, among the year's largest M&A transactions, altered the landscape of major international integrated oil and gas companies. Lehman Brothers advised Chevron on the acquisition.

The deal created a U.S.–based global energy company with enhanced scale, allowing it to compete more effectively worldwide. ChevronTexaco is now a powerhouse in the global energy



An Asian IPO

In November, despite difficult market conditions in Asia, Lehman Brothers successfully brought to market PTT Public Company Limited, a Thai energy company, in an initial public offering. Valued at 28 billion Thai baht, the PTT offering represents the largest-ever Thai IPO and Thai privatization to date, and it was the second-largest IPO in Asia, ex-Japan, in 2001.

The offering met with investor enthusiasm, with the international book six times over-subscribed and demand split evenly across regions of the world. The U.S. portion of the IPO, which priced at the top end of its indicated range, sold out in a record 85 seconds.

markets, ranking third in production and reserves in the U.S. and first in several regions of the world, including Angola, the Caspian Sea and the Gulf of Mexico.


THAILAND
PTT Existing Projects
PTT Existing Pipeline
Gas Pipeline Master Plan 3
TTM Pipeline
Power Plant
Natural Gas Fields

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION & ANALYSIS *of financial condition and results of operations*

Financial Summary Fiscal 2001	39
Business Environment	39
Results of Operations	40
Geographic Diversification	44
Non-Interest Expenses	44
Income Taxes	45
Liquidity, Funding and Capital Resources	45
LIQUIDITY RISK MANAGEMENT	45
MANAGING LIQUIDITY, FUNDING AND CAPITAL RESOURCES	47
TOTAL CAPITAL	48
BACK-UP CREDIT FACILITIES	48
BALANCE SHEET	49
FINANCIAL LEVERAGE	49
CREDIT RATINGS	49
HIGH YIELD SECURITIES	49
PRIVATE EQUITY	50
Summary of Contractual Obligations	50
Off-Balance Sheet Financial Instruments and Derivatives	51
OVERVIEW	51
LEHMAN BROTHERS' USE OF DERIVATIVE INSTRUMENTS	52
Risk Management	53
CREDIT RISK	53
MARKET RISK	53
VALUE-AT-RISK	54
Significant Accounting Policies	56
New Accounting Developments	57
Effects of Inflation	57
Report of Independent Auditors	58
Consolidated Financial Statements	59
Notes to Consolidated Financial Statements	65
Selected Financial Data	94

MANAGEMENT'S DISCUSSION AND ANALYSIS
of financial condition and results of operations

Financial Summary Fiscal 2001

In 2001, Lehman Brothers Holdings Inc. ("Holdings") and subsidiaries (collectively, the "Company" or "Lehman Brothers") reported its second best year of financial results, surpassed only by last year's record results. This performance, in an extremely difficult market environment and coupled with the direct effects of the September 11 terrorist attack, demonstrates the depth and resiliency of the Company's franchise. During the year, the Company continued to strengthen the depth and breadth of its businesses, achieving top of peer group financial results and making strategic market share gains. Market share for global equity origination increased by 41% and global debt origination increased by 14% year-over-year, respectively, according to Thomson Financial Securities Data Corp. ("TFSD"). Market share gains were also realized in key capital markets' products in 2001, as the Company's market share for listed and NASDAQ average trading volumes increased by 44% and 31%, respectively. The Company also continued to maintain a strict discipline with regard to its core competencies of managing expenses, risk management and capital deployment during the year.

Business Environment

The principal business activities of the Company are investment banking and securities sales and trading, which by their nature are subject to volatility, primarily due to changes in interest and foreign exchange rates and security valuations, global economic and political trends and industry competition. As a result, revenues and earnings may vary significantly from quarter to quarter and from year to year.

Marketplace uncertainties experienced in the second half of 2000 continued into 2001, as lower corporate profits and a slower pace of economic growth resulted in generally weak market conditions. The September 11 terrorist attack hastened the global economic slowdown. In response to these conditions, the Federal Reserve lowered interest rates ten times during the fiscal year, bringing the Federal Funds rate to 2.0%. Reductions in the Federal Funds rate for the fiscal year totaled 450 basis points. In December 2001, the Federal Reserve again cut the Federal Funds rate another 25 basis points, bringing the overnight bank lending rate to its lowest level in nearly 40 years.

As a result of these economic conditions, all of the major equity markets posted lower returns when compared to the previous several years. The Dow Jones Industrial Average ("DJIA") finished the year at 9,852, down 5% from fiscal year-end 2000. The NASDAQ Composite and the S&P 500 decreased 26% and 13%, respectively, from the fiscal year-end of 2000.

Globally, other world markets experienced the same slowing of economic growth, recessionary fears and declines in equity market indexes. The FTSE 100 decreased 15% during the fiscal year while the DAX decreased 22%. In Asia, the Nikkei was down almost 30%, resulting in its lowest level in the past two decades. To help spur economic growth, stabilize markets and boost consumer confidence, major central banks throughout the world made numerous cuts to their respective lending rates during the year. The European Central Bank and the Bank of England cut rates four and seven times, respectively, during the fiscal year.

Equity origination markets continued to feel the effects of the uncertain economic outlook. Market volume for global initial public offerings ("IPOs") was down over 60%, and global equity origination market volume was down over 25% when compared to 2000, according to TFSD.

Some of the statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations, including those relating to the Company's strategy and other statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are not historical facts but instead represent only the Company's expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include market, credit or counterparty, liquidity, legal and operational risks. Market and liquidity risks include changes in interest and foreign exchange rates and securities and commodities valuations, the availability and cost of capital and credit, changes in investor sentiment, global economic and political trends and industry competition. Legal risks include legislative and regulatory developments in the U.S. and throughout the world. The Company's actual results and financial condition may differ, perhaps materially, from the anticipated results and financial condition in any such forward-looking statements and, accordingly, readers are cautioned not to place undue reliance on such statements. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Fixed income markets, however, benefited from declining interest rates. Global debt origination remained strong throughout the year as interest rate cuts by many central banks resulted in very attractive borrowing rates. Reflecting this improving market, investment-grade global debt issuance for the fiscal year was up 45%, according to TFSD.

Merger and acquisition advisory activity, which reached record levels in fiscal 2000, slowed significantly in fiscal 2001, as marketplace uncertainties and declining global equity markets led to a reduction in activity. Worldwide completed mergers and acquisitions for fiscal 2001 decreased 33% during the year, according to TFSD. In addition, announced transaction volumes industry-wide decreased approximately 50% when compared to fiscal year 2000.

Results of Operations

Despite the relatively weak market conditions and the disruption to the Company's operations resulting from the events of September 11, the Company reported net revenues of $6,736 million, net income of $1,255 million and earnings per share (diluted) of $4.38, its second best year of financial results. These results demonstrate the diversity of the Company's revenue base, both from a business and a regional perspective. The Company's results in 2001 include the impact of a $127 million pretax special charge stemming from the events of September 11, which resulted in the displacement and relocation of the Company's New York employees located in lower Manhattan. (Additional information about the special charge can be found in Note 2 to the Consolidated Financial Statements.) Excluding the special charge, net income was $1,326 million and earnings per share (diluted) were $4.64 compared to net income of $1,775 million and earnings per share (diluted) of $6.38 for 2000 and net income of $1,132 million and earnings per share (diluted) of $4.08 for 1999.

The Company is segregated into three business segments (each of which is described below): Investment Banking, Capital Markets and Client Services. Each segment represents a group of activities and products with similar characteristics. These business activities result in revenues from both institutional and high-net-worth retail clients, which are recognized across all revenue categories contained in the Company's Consolidated Statement of Income. (Net revenues by segment also contain certain internal allocations, including funding costs, which are centrally managed.)

Net Revenues

In millions	Principal Transactions, Commissions and Net Interest	Investment Banking	Other	Total
TWELVE MONTHS ENDED NOVEMBER 30, 2001				
Investment Banking	$ –	$1,925	$ –	$1,925
Capital Markets	4,011	–	13	4,024
Client Services	673	75	39	787
Total	$4,684	$2,000	$ 52	$6,736
TWELVE MONTHS ENDED NOVEMBER 30, 2000				
Investment Banking	$ –	$2,179	$ –	$2,179
Capital Markets	4,660	–	29	4,689
Client Services	697	37	105	839
Total	$5,357	$2,216	$ 134	$7,707
TWELVE MONTHS ENDED NOVEMBER 30, 1999				
Investment Banking	$ –	$1,664	$ –	$1,664
Capital Markets	3,071	–	22	3,093
Client Services	523	18	42	583
Total	$3,594	$1,682	$ 64	$5,340

Lehman Brothers provides a full array of capital market products and advisory services worldwide. Through the Company's banking, research, trading, structuring and distribution capabilities in equity and fixed income products, the Company continues to effectively build its client/customer business model. This model focuses on "customer flow" activities, which represent a majority of the Company's revenues. In addition to its customer flow activities, the Company also takes proprietary positions, the success of which is dependent upon its ability to anticipate economic and market trends. The Company believes its customer flow orientation helps to mitigate its overall revenue volatility.

The Company, through its subsidiaries, is a market-maker in all major equity and fixed income products in both the domestic and international markets. In order to facilitate its trading activities, the Company is a member of all principal securities and commodities exchanges in the United States and holds memberships or associate memberships on several principal international securities and commodities exchanges, including the London, Tokyo, Hong Kong, Frankfurt, Milan and Paris stock exchanges. As part of its market-making customer flow activities, the Company maintains inventory positions of varying amounts across a broad range of financial instruments, which are marked-to-market on a daily basis and, along with any proprietary trading positions, give rise to principal transactions revenues.

Net revenues from the Company's market-making, sales and trading activities are recorded as either principal transactions, commissions or net interest revenues in the Consolidated Statement of Income, depending upon the method of execution, financing and/or hedging related to specific inventory positions. The majority of these Income Statement categories combine to comprise the Company's capital market business. As such, the Company evaluates its capital markets activities on an overall basis, combining principal transactions revenues, commissions and net interest.

Investment Banking

This segment's net revenues result from fees earned by the Company for underwriting public and private offerings of fixed income and equity securities, and advising clients on merger and acquisition activities and other services. The division is structured into global industry groups—Communications & Media, Consumer/Retailing, Financial Institutions, Financial Sponsors, Healthcare, Industrial, Natural Resources, Power, Real Estate and Technology—where senior bankers deliver industry knowledge and the resources to meet clients' objectives. Specialized product groups within Mergers and Acquisitions, Equity Capital Markets, Debt Capital Markets, Leveraged Finance and Private Placements are partnered with global relationship managers in the industry groups to provide comprehensive solutions for clients. The Firm's specialists in new product development, tax and derivatives also are utilized to offer the expertise to tailor specific structures for clients. During 2001, the Investment Banking division increased its headcount by approximately 11%.

Investment Banking net revenues decreased 12% in 2001 to $1,925 million from $2,179 million in 2000 and increased 31% in 2000 from $1,664 million in 1999. Record fixed income underwriting activity in 2001 was more than offset by decreases in equity origination and merger and acquisition activity.

Investment Banking Net Revenues

In millions	2001	2000	1999
Debt Underwriting	$ 893	$ 585	$ 704
Equity Underwriting	440	817	456
Merger and Acquisition Advisory	592	777	504
	$1,925	$2,179	$1,664

- Record debt underwriting net revenues of $893 million, up 53% from 2000 on record lead-managed underwriting volume of $232 billion.
- Increases in debt underwriting net revenues was more than offset by declines in both equity underwriting and merger and acquisition fees due to industry-wide decreases in volume.
- Named "Investment Grade Bond House of the Year" by *International Financing Review* for the first time ever.
- Market share for U.S. merger and acquisition announcements increased during 2001 to 9.2% from 8.4% for 2000.

Debt underwriting revenues increased 53% to a record $893 million, as issuers continued to take advantage of lower interest rates to raise long-term debt and replace short-term financing. Contributing to these results was an increase in the Company's global market share for debt origination, which grew to 6.6% in 2001 from 5.8% for 2000, according to TFSD. In 2000, debt underwriting revenues decreased 17% from $704 million in 1999.

Equity origination revenues were down 46% compared to a year ago, as industry-wide equity underwriting declined significantly during the year. However, the Company continued to grow its equity underwriting market share during the year. The Company's global equity origination volume share increased over 41% to 4.8% compared to 2000 as the value of lead-managed deals increased to $15.9 billion, according to TFSD. Equity origination revenues increased 79% in 2000 from $456 million in 1999.

Merger and acquisition advisory fees decreased 24% compared to last year's record results as industry-wide volumes for completed deals decreased 33%, according to TFSD. For the year, the Company improved its market share in U.S. announced merger and acquisition transactions. Merger and acquisition advisory fees increased 54% in 2000 from $504 million in 1999.

The increase in net revenues in Investment Banking in 2000 from 1999 reflected market share gains in equity underwriting and record performance in merger and acquisition advisory activities, which were offset by lower debt underwriting revenues due to decreased volumes.

Capital Markets

Capital Markets Net Revenues

In millions	2001	2000	1999
Fixed Income	$2,227	$2,060	$1,668
Equities	1,797	2,629	1,425
	$4,024	$4,689	$3,093

- Record fixed income net revenues were more than offset by a 32% decline in equities net revenues.
- U.S. fixed income research team ranked #1 and fixed income trading ranked #2 by *Institutional Investor.*
- Both U.S. equity research and equity sales and trading ranked #5 by *Institutional Investor* in 2001, up from #8 in 2000.

This segment's net revenues reflect institutional flow activities and secondary trading and financing activities related to fixed income and equity products. These products include a wide range of cash, derivative, secured financing and structured instruments. Capital Markets net revenues were $4,024 million for 2001, down 14% from 2000. In 2000, Capital Markets net revenues increased 52% from $3,093 million in 1999. Record fixed income results in 2001 were more than offset by lower equities revenues. Overall, the Company continued to have strong institutional customer flow activity across a wide range of products. This customer flow business provides the Company with a relatively stable form of revenues as customers continually rebalance their portfolios across market cycles with the full array of capital market products that are provided by the Company.

In fixed income products, the Company remains a preeminent global market-maker in numerous products, including U.S., European and Asian government securities, money market products, corporate high grade and high yield securities, mortgage- and asset-backed securities, preferred stock, municipal securities, bank loans, foreign exchange, financing and derivative products. Net revenues from the fixed income component of Capital Markets increased 8% to a record $2,227 million from $2,060 million in 2000. The increase was principally driven by a strong level of institutional customer flow activity as investors sought more defensive asset classes in 2001. Central bank easings prompted lower interest rates, which led to higher volumes across almost all fixed income products, particularly residential mortgages which was driven by high levels of refinancings and new home sales. Areas that benefited the most from the strength in institutional customer flow included mortgages, high grade debt and municipals. In 2000, fixed income net revenues increased 24% from $1,668 million in 1999.

In equities, the Company is one of the largest investment banks for U.S. and pan-European listed trading volume, and the Company maintains a major presence in over-the-counter U.S. stocks, all major European and Asian large capitalization stocks, warrants, convertible debentures and preferred issues.

Reflecting the Company's growing client base, the Company continued to grow its two major equity derivative product areas in 2001—the volatility business, encompassing options-related products, and the portfolio business, specializing in agency/risk baskets, index rebalancing and other structured products.

Net revenues from the equities component of Capital Markets decreased 32% to $1,797 million from $2,629 million in 2000. Declining global equity markets resulted in less equity origination activity, which in turn resulted in less secondary activity. This factor, combined with a significant decrease in market volatility levels, spread compression beginning in the second quarter of 2001 from NASDAQ decimalization, and declines in revenues from both private equity and risk arbitrage activities led to the decrease in 2001 revenues. These results were partially offset by stronger results in institutional customer flow activity as the Company improved its secondary market share in both listed and NASDAQ stocks. Record results in convertible securities also contributed to strong institutional customer flow revenues, as investors turned to more defensive products. In 2000, net revenues from the equities component of Capital Markets increased 84% from $1,425 million in 1999.

The increase in net revenues in Capital Markets from 1999 to 2000 was primarily due to significantly increased institutional customer flow activity across most equity and fixed income products as the Company continued to invest in high margin product areas.

Client Services

Client Services Net Revenues

In millions	2001	2000	1999
Private Client	$711	$795	$573
Private Equity	76	44	10
	$787	$839	$583

- Private Client's investment representatives increased to 475 brokers during 2001.
- Private Equity assets under management grew 27% in 2001 to $5.6 billion from $4.4 billion in 2000.

Client Services net revenues reflect earnings from the Company's Private Client and Private Equity businesses. Private Client net revenues reflect the Company's high-net-worth retail customer flow activities as well as asset management fees, where the Company strives to add value to its client base of high-net-worth individuals and mid-sized institutional investors through innovative financial solutions, global access to capital, research, global product depth and personal service and advice.

Private Equity net revenues include the management and incentive fees earned in the Company's role as general partner for thirty-three private equity banking partnerships. The Company's objectives in Private Equity are threefold: first, to provide a wide range of alternative investment products to clients; second, to realize significant capital appreciation on these investments; and third, to launch a diversified series of funds, thereby providing a more significant and stable source of earnings to the Company. Private Equity currently operates in three major asset classes: Merchant Banking, Real Estate and Venture Capital. As of year-end 2001, Private Equity had over $5.6 billion of assets under management.

Client Services net revenues were $787 million compared to $839 million for 2000 and $583 million for 1999. Excluding a special performance-based asset management fee of $73 million in 2000 and a $20 million merchant banking incentive fee in 2001, Client Services results were relatively flat, as the Company's high-net-worth sales force continued to produce strong results despite the weak equity market environment. The Company has been able to establish a consistent flow of revenues from the high-net-worth sector, as these high-net-worth investors actively rebalanced their portfolios to adjust for changing market conditions.

Private Equity net revenues increased from 2000, primarily due to a $15 million increase in management fees from new

Private Equity Assets Under Management

In billions


$ 6.0
5.0
4.0
3.0
2.0
1999
2000
2001

funds sponsored by the Company and a $20 million incentive fee recognized from an individual Merchant Banking investment through the Company's role as general partner.

In 2000, Client Services' revenues increased 44% to a record $839 million primarily due to record customer activity as the Company successfully increased the headcount and productivity of its investment representatives. Also contributing to the increase was the $73 million special performance-based asset management fee referred to above.

Geographic Diversification

In fiscal 2001, the Company continued to strategically expand its international franchise, with a particular focus in Europe. The Company believes this expansion will enable it to benefit from the continued globalization of the financial markets, driven by the growing interest in cross-border transactions, client demand for global investment products and the continued evolution of the capital markets across Europe. International net revenues represented approximately 37% of total net revenues in 2001, compared with 42% in 2000, 41% in 1999 and only 28% in 1997.

Net Revenue Diversity by Geographic Region

For the year-ended 2001


U.S.
63%
Asia Pacific
and other
8%
37%
Europe
29%

► International net revenues represented approximately 37% of total net revenues in 2001, compared with only 28% in 1997.

During the year, the Company continued to invest substantial resources in order to expand its European franchise, increasing its headcount in the region by approximately 17% after growing by approximately 40% in 2000. Overall, European revenues decreased 18% versus 2000, as the region encountered the same weak market conditions experienced in the United States.

The Company's Asia Pacific region also experienced difficult market conditions in 2001, which resulted in a 37% decrease in the region's net revenues compared to 2000.

Non-Interest Expenses

In millions *Twelve months ended November 30*	2001	2000	1999
Compensation and benefits	$3,437	$3,931	$2,707
Nonpersonnel	1,424	1,197	1,002
Special charge	127	–	–
Total non-interest expenses	$4,988	$5,128	$3,709
Compensation and benefits/Net revenues	51.0%	51.0%	50.7%

Non-interest expenses in 2001 totaled $4,988 million, down 3% from 2000's non-interest expenses of $5,128 million, as a decrease in compensation and benefits was partially offset by an increase in nonpersonnel expenses. 2001 total non-interest expenses included a special charge of $127 million related to the events of September 11. Excluding the special charge, non-interest expenses were down 5% from 2000. The decrease in non-interest expenses highlights the Company's continued disciplined approach to expense management. This ongoing focus on expenses is a key element of the Company's strategic objectives.

Compensation and benefits expense as a percentage of net revenues of 51.0% remained consistent with the Company's level during 2000. Compensation and benefits expense includes the cost of salaries, incentive compensation and employee benefit plans as well as the amortization of deferred stock compensation awards.

Nonpersonnel expenses increased 19% during the year, which was lower than the 26% increase in average headcount in 2001. Technology and communications expenses increased significantly in 2001 due to the Company's continued investment in technology and infrastructure. Brokerage and clearance fees rose during 2001, as increased transaction volumes led to higher execution and clearing costs. Occupancy costs also increased in 2001, to accommodate headcount growth. Business development costs remained substantially unchanged during the year, and professional fees and other expenses decreased during 2001, as the Company focused on reducing discretionary items during the year.

During the fourth quarter of 2001, the Company recorded a $127 million special charge relating to the events of September 11. This charge reflects all costs and asset write-offs associated with these events, net of related estimated insurance recoveries. The Company is pursuing a claim with its insurance carriers for the property damage, incremental costs and lost revenues from the business interruption from these events. (Additional information about the special charge can be found in Note 2 to the Consolidated Financial Statements.)

In 2000, total non-interest expenses increased 38% from 1999. This increase was driven by higher compensation costs as a result of increased revenues and by investments in technology capabilities.

INCOME TAXES The Company's 2001 income tax provision of $437 million represented an effective tax rate of 25.0%. Excluding the impact of the special charge, the effective tax rate for 2001 was 26.3%. In 2000 and 1999, income tax provisions were $748 million and $457 million, respectively, resulting in effective tax rates of 29.0% in 2000 and 28.0% in 1999. The decrease in the effective tax rate in 2001 was primarily due to a greater impact of permanent differences due to a decrease in the level of pretax income, an increase in tax-exempt income and a higher level of income from foreign operations. Additional information about the Company's income taxes can be found in Note 12 to the Consolidated Financial Statements.

Liquidity, Funding and Capital Resources

LIQUIDITY RISK MANAGEMENT Liquidity risk management is of critical importance to the Company, providing a framework which seeks to ensure that the Company maintains sufficient liquid financial resources to continually fund its balance sheet and meet all of its funding obligations in all market environments. The Company's liquidity framework has been structured so that even in a severe liquidity event the balance sheet does not have to be reduced purely for liquidity reasons (although we may choose to do so for risk reasons). This allows the Company to continue to maintain its customer franchise and debt ratings during a liquidity event.

The Company's liquidity management philosophy incorporates the following principles:

- Liquidity providers are credit and market sensitive. Consequently, firms must be in a state of constant liquidity readiness.
- Firms should not rely on asset sales to generate cash or believe that they can increase unsecured borrowings or funding efficiencies in a liquidity crisis.
- During a liquidity event, certain secured lenders may require higher quality collateral. Firms must therefore not overestimate the availability of secured financing, and must fully integrate their secured and unsecured funding strategies.
- A firm's legal entity structure may constrain liquidity. Regulatory requirements can restrict the flow of funds between regulated and unregulated group entities, and this must be accounted for in liquidity planning.

The Company's Funding Framework incorporates these principles and mitigates liquidity risk wherever possible. This Framework is comprised of four major components:

The Cash Capital Model—which evaluates the amount of long-term liabilities—with remaining maturities of over one year—that are required to fund the Company. The model requires that the following must be funded with cash capital:

Secured funding "haircuts," to reflect the estimated value of cash that would be advanced to the Company by counterparties against available inventory.

Fixed assets and goodwill.

Operational cash at banks and unpledged assets independent of collateral quality; the Company assumes that it will not be able to operate with lower requirements in a stress environment than the Company currently operates with in a normal environment.

The Company operates with a surplus of cash capital sources over cash capital uses. To ensure that the Company is always operating "within its means," the businesses operate within strict cash capital limits. This limit culture has been institutionalized, and this policy engages the entire Company in managing liquidity.

The Reliable Secured Funding Model ("RSFM")—which forecasts the reliable sources of overnight secured funding available to the Company.

The RSFM represents our assessment of the reliable secured funding capacity, by asset class, that we would anticipate in a liquidity event. The Company pays careful attention to validating this capacity through a periodic counterparty by counterparty, product by product review, which draws upon the Company's understanding of the financing franchise and experience.

In cases where a business has inventory at a level above its RSFM, the Company requires the excess to be funded on a term basis with a maturity in excess of three months. If this is not feasible, the Company will then provide for this in its liquidity cushion—a cash amount with a remaining term in excess of 90 days. The cost of maintaining the liquidity cushion is borne by the business and encourages the development of secured funding capacity in line with balance sheet growth.

The Company has increased the RSFM for certain asset classes through the use of favorable legal entity structures, such as Lehman Brothers Bank (Thrift) and Lehman Brothers Bankhaus. These entities operate in a deposit protected environment and are therefore able to source low cost unsecured funds that are insulated from a company-wide or market specific event, while providing reliable funding for mortgage products and other loan assets.

The Maximum Cumulative Outflow ("MCO")—which estimates the size of the added liquidity requirement necessary to fund contingent cash outflows expected from a stress environment.

The MCO model reflects our posture of constant liquidity readiness. On an ongoing basis, the Company projects, for both regulated and unregulated entities, the amount of cash we would have over the next three months, assuming that we immediately experience a very severe liquidity stress environment. The MCO assumptions, which presume a very severe liquidity stress environment, include the following:

- The Company is temporarily unable to replace maturing commercial paper and long-term debt.
- Collateral posting requirements increase as counterparties call for additional collateral.
- Contingent commitments are drawn, as other liquidity-impacted institutions draw on their contractual facilities.
- The Company does not have to draw on its committed back-stop facilities.
- Secured funding consumes additional cash, as haircuts widen to reflect stress levels.

The Company's MCO standard is to operate in such a manner that even if a severe liquidity event ensues, three months forward the Company retains a substantial level of cash in both its regulated and unregulated subsidiaries.

The Contingency Funding Plan—which represents a detailed action plan to manage a stress liquidity event within the Company.

The Company has developed a comprehensive Funding Action Plan to manage liquidity risk and communicate effectively with creditors, investors and customers during a funding crisis. The main focus of the plan is to detail how, in practice, we would manage our liquidity in a real situation, using the three components discussed above.

As a consequence of implementing its Funding Framework, the Company has generally shifted to longer-term funding over the past several years. As a result, the Company has reduced its reliance on short-term unsecured debt, which represents only 3% of adjusted total assets and less than 12% of total debt.

MANAGING LIQUIDITY, FUNDING AND CAPITAL RESOURCES

The Company's Finance Committee is responsible for developing, implementing and enforcing the liquidity, funding and capital policies. These policies include recommendations for capital and balance sheet size, as well as the allocation of capital and balance sheet to the business units. Through the establishment and enforcement of capital and funding limits, the Company's Finance Committee seeks to ensure compliance throughout the organization so that the Company is not exposed to undue risk.

► Lehman Brothers has lowered its Short-Term Debt to Adjusted Total Assets and its Short-Term Debt to Total Debt ratios over the past five years to lessen the impact of short-term dislocations in the unsecured funding markets.

Short-Term Debt to Adjusted Total Assets

Percentage


8 %
6 %
4 %
2 %
1997
1998
1999
2000
2001

Short-Term Debt to Total Debt

Percentage


30 %
24 %
18 %
12 %
6 %
1997
1998
1999
2000
2001

Total Capital

In millions

November 30	2001	2000	1999
LONG-TERM DEBT			
Senior Notes	$35,373	$32,106	$27,375
Subordinated Indebtedness	2,928	3,127	3,316
	38,301	35,233	30,691
PREFERRED SECURITIES	710	860	710
STOCKHOLDERS' EQUITY			
Preferred Equity	700	700	688
Common Equity	7,759	7,081	5,595
	8,459	7,781	6,283
TOTAL CAPITAL	$47,470	$43,874	$37,684

Total Capital

In billions


$ 50
40
30
20
10
1999
2000
2001

TOTAL CAPITAL The Company's Total Capital (defined as long-term debt, preferred securities subject to mandatory redemption and stockholders' equity) increased 8% to $47.5 billion at November 30, 2001, compared to $43.9 billion at November 30, 2000, as the Company continued to strengthen its Balance Sheet. The increase in Total Capital principally resulted from a net increase in long-term debt as well as an increase in equity from the retention of earnings. At November 30, 1999, total capital was $37.7 billion.

As a result of the favorable interest rate and credit spread environment, the Company issued $9.9 billion in long-term debt, which was $2.3 billion in excess of its maturing debt. Long-term debt increased to $38.3 billion at November 30, 2001 from $35.2 billion at November 30, 2000 and $30.7 billion at November 30, 1999, with a weighted-average maturity of 3.8 years at November 30, 2001 and November 30, 2000, and 3.7 years at November 30, 1999.

The Company operates in many regulated businesses that require various minimum levels of capital. These businesses are also subject to regulatory requirements that may restrict the free flow of funds to affiliates. Regulatory approval is generally required for paying dividends in excess of certain established levels and making advancements to affiliated companies. Additional information about the Company's capital requirements can be found in Note 10 to the Consolidated Financial Statements.

BACK-UP CREDIT FACILITIES Holdings maintains a Revolving Credit Agreement (the "Credit Agreement") with a syndicate of banks. Under the terms of the Credit Agreement, the banks have committed to provide up to $1 billion for up to 364 days. Any loans outstanding on the commitment termination date may be extended for up to an additional year at the option of Holdings. The Credit Agreement contains covenants which require, among other things, that the Company maintain specified levels of tangible net worth. During the second quarter of 2001, the Company elected to reduce the committed amount under the Credit Agreement to $1 billion from $2 billion. The reduction reflects the Company's desire to utilize its credit in forms that are more suitable to its needs.

In October 2001, the Company renegotiated its $1 billion Committed Securities Repurchase Facility (the "Facility") for Lehman Brothers International (Europe) ("LBIE"), the Company's major operating entity in Europe. The Facility provides secured multi-currency financing for a broad range of collateral types. Under the terms of the Facility, the bank group will agree to provide funding for up to one year on a secured basis. Any loans outstanding on the commitment termination date may be extended for up to an additional year at the option of LBIE. The Facility contains covenants that require, among other things, that LBIE maintain specified levels of tangible net worth.

There are no borrowings outstanding under either the Credit Agreement or the Facility. The Company may use the Credit Agreement and the Facility for general corporate purposes from time to time. The Company has maintained compliance with the applicable covenants for both the Credit Agreement and the Facility at all times.

BALANCE SHEET The Company's total assets increased to $248 billion at November 30, 2001 from $225 billion at November 30, 2000. The Company's adjusted total assets, defined as total assets less the lower of securities purchased under agreements to resell or securities sold under agreements to repurchase, were $165 billion at November 30, 2001 compared to $143 billion at November 30, 2000. The Company believes adjusted total assets is a more effective measure of evaluating balance sheet usage when comparing companies in the securities industry. The increase in adjusted total assets primarily reflects higher levels of fixed income securities, particularly mortgages and corporate debt, associated with increased customer flow activities within the Company's Capital Markets business.

The Company's Balance Sheet consists primarily of cash and cash equivalents, securities and other financial instruments owned, and collateralized short-term financing agreements. The liquid nature of these assets provides the Company with flexibility in financing and managing its business. The majority of these assets are funded on a secured basis through collateralized short-term financing agreements.

FINANCIAL LEVERAGE Balance sheet leverage ratios are one measure used to evaluate the capital adequacy of a company. Leverage ratios are commonly calculated using either total assets or adjusted total assets divided by total stockholders' equity and preferred securities subject to mandatory redemption. The Company believes that the adjusted leverage ratio is a more effective measure of financial risk when comparing companies in the securities industry. The Company's leverage ratios based on adjusted total assets were 17.9x and 16.6x as of November 30, 2001 and 2000, respectively. Consistent with maintaining a single A credit rating, the Company targets an adjusted leverage ratio of under 20.0x. The Company continues to operate below this level. Due to the nature of the Company's sales and trading activities, the overall size of the Company's balance sheet fluctuates from time to time and, at specific points in time, may be higher than the fiscal year-end or quarter-end amounts.

CREDIT RATINGS The Company, like other companies in the securities industry, relies on external sources to finance a significant portion of its day-to-day operations. The Company's access to and cost of funding is generally dependent upon its short- and long-term debt ratings.

On June 20, 2001, Fitch IBCA, Inc. upgraded Holdings long-term debt from A to A+. Fitch also upgraded LBI's senior debt from A to A+ and its subordinated debt from A- to A. As of November 30, 2001 the short- and long-term debt ratings of Holdings and LBI were as follows:

	Holdings		LBI	
	Short-term	Long-term	Short-term	Long-term**
Fitch IBCA, Inc.	F-1	A+	F-1	A+/A
Moody's	P-1	A2	P-1	A1*/A2
Standard & Poor's Corp.	A-1	A	A-1	A+*/A

*Provisional ratings on shelf registration
**Senior/subordinated

HIGH YIELD SECURITIES The Company underwrites, trades, invests and makes markets in high yield corporate debt securities. The Company also syndicates, trades and invests in loans to below investment grade-rated companies. For purposes of this discussion, high yield debt instruments are defined as securities or loans to companies rated BB+ or lower, or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans which, in the opinion of management, are non-investment grade. Non-investment grade securities generally involve greater risks than investment grade securities, due to the issuer's creditworthiness and the liquidity of the market for such securities. In addition, these issuers have relatively higher levels of indebtedness, resulting in an increased sensitivity to adverse economic conditions. The Company recognizes these risks and aims to reduce market and credit risk through the diversification of its products and counterparties. High yield debt instruments are carried at fair value, and unrealized gains or losses for these securities are recognized in the Company's Consolidated Statement of Income. Such instruments at November 30, 2001 and 2000 included long positions with an aggregate market value of approximately $3.5 billion for both years, and short positions with an aggregate market value of approximately $1,007 million and $745 million, respectively. The Company mitigates its aggregate and single-issuer net exposure through the use of derivatives, sole-recourse securitization financing, and other financial instruments.

PRIVATE EQUITY The Company has investments in thirty-three private equity-related partnerships, for which the Company acts as general partner, as well as related direct investments. At November 30, 2001 and 2000, the Company's investment in these partnerships totaled $229 million and $149 million, respectively, and direct investments totaled $597 million and $678 million, respectively. The Company's policy is to carry its investments, including the appreciation of its general partnership interests, at fair value based upon the Company's assessment of the underlying investments. Additional information about the Company's private equity activities, including related commitments, can be found in Note 16 to the Consolidated Financial Statements.

Summary of Contractual Obligations

As of November 30, 2001 and 2000, the Company was contingently liable for $1.1 billion and $2.1 billion, respectively, of letters of credit, primarily used to provide collateral for securities and commodities borrowed and to satisfy margin deposits at option and commodity exchanges, and other guarantees.

In connection with its financing activities, the Company had outstanding commitments under certain lending arrangements of approximately $2.1 billion and $3.2 billion, at November 30, 2001 and 2000, respectively. These commitments require borrowers to provide acceptable collateral, as defined in the agreements, when amounts are drawn under the lending facilities. Advances made under the above lending arrangements are typically at variable interest rates and generally provide for over-collateralization based upon the borrowers' creditworthiness. In addition, at November 30, 2001 the Company had commitments to enter into forward starting secured resale and repurchase agreements of $52.3 billion and $26.5 billion, respectively, as compared to $51.9 billion and $17.0 billion, respectively, at November 30, 2000.

In addition, the Company, through its high grade and high yield sales, trading and underwriting activities, makes commitments to extend credit in loan syndication transactions. The Company utilizes various hedging and funding strategies to actively manage its market, credit and liquidity exposures on these commitments. In addition, total commitments are not indicative of actual risk or funding requirements, as the commitments may not be drawn or fully utilized. These commitments and any related draw downs of these facilities typically have fixed maturity dates and are contingent upon certain representations, warranties and contractual conditions applicable to the borrower.

At November 30, 2001 and 2000, the Company had net lending commitments to investment grade borrowers of $4.1 billion (gross commitments of $5.9 billion less $1.8 billion of associated hedges) and $4.3 billion ($4.4 billion of gross commitments and $0.1 billion of associated hedges), respectively. Lending commitments to non-investment grade borrowers totaled $1.4 billion and $1.3 billion at November 30, 2001 and 2000, respectively. In addition, at November 30, 2001 and 2000, the Company has pre-arranged funding facilities with third party lenders of $4.9 billion and $3.8 billion, respectively, available to it to fund draw downs against these commitments. These funding facilities contain limits for certain concentrations of counterparty, industry or credit ratings of the underlying loans.

As of November 30, 2001 and 2000, the Company had commitments to invest up to $555 million and $357 million, respectively, directly and through partnerships in private equity related investments. These commitments will be funded as required through the end of the respective investment periods, principally expiring in 2004.

Aggregate contractual obligations and other commitments as of November 30, 2001 by maturity are as follows:

In millions

November 30, 2001	Total Contractual Amount	Amount of Commitment Expiration Per Period: Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Lending commitments:					
High grade	$ 4,050	$ 2,720	$ 837	$ 493	$ –
High yield	1,432	189	668	329	246
Secured lending transactions, including forward starting resale and repurchase agreements	80,863	35,427	19,169	7,056	19,211
Standby letters of credit	1,128	–	1,128	–	–
Private equity investments	555	–	543	12	–
Operating lease obligations	4,096	138	464	353	3,141
Long-term debt maturities	38,301	8,534	15,247	7,559	6,961
Short-term debt maturities	4,865	4,865	–	–	–

For additional information on contractual obligations see Note 16 to the Consolidated Financial Statements.

Off-Balance Sheet Financial Instruments and Derivatives

OVERVIEW Derivatives are financial instruments, which include swaps, options, futures, forwards and warrants, whose value is based upon an underlying asset (e.g., treasury bond), index (e.g., S&P 500) or reference rate (e.g., LIBOR). A derivative contract may be traded on an exchange or negotiated in the over-the-counter markets. Exchange-traded derivatives are standardized and include futures, warrants and certain option contracts listed on an exchange. Over-the-counter ("OTC") derivative contracts are individually negotiated between contracting parties and include forwards, swaps and certain options, including caps, collars and floors. The use of derivative financial instruments has expanded significantly over the past decade. A primary reason for this expansion is that derivatives provide a cost-effective alternative for managing market risk. In this regard, derivative contracts provide a reduced funding alternative for managing market risk, since derivatives are based upon notional amounts, which are generally not exchanged, but rather are used merely as a basis for exchanging cash flows during the duration of the contract. Derivatives are also utilized extensively as highly effective tools that enable users to adjust risk profiles, such as interest rate, currency, or other market risks, since OTC derivative instruments can be tailored to meet individual client needs. Additionally, derivatives provide users with access to market risk management tools that are often unavailable in traditional cash instruments. Derivatives can also be used to take proprietary trading positions.

Derivatives are subject to various risks similar to non-derivative financial instruments including market, credit and operational risk. Market risk is the potential for a financial loss due to changes in the value of derivative financial instruments due to market changes, including changes in interest rates, foreign exchange rates and equity and commodity prices. Credit risk results from the possibility that a counterparty to a derivative transaction may fail to perform according to the terms of the contract. Therefore, the Company's exposure to credit risk is represented by its net receivable from derivative counterparties, after consideration of collateral. Operational risk is the possibility of financial loss resulting from a deficiency in the Company's systems for executing derivative transactions. In addition to these risks, counterparties to derivative financial instruments may also be exposed to legal risks related to derivative activities, including the possibility that a transaction may be unenforceable under applicable law. The risks of derivatives should not be viewed in isolation but rather should be considered on an aggregate basis along with the Company's other trading-related activities.

As derivative products have continued to expand in volume, so has market participation and competition. As a result, additional liquidity has been added into the markets for conventional derivative products, such as interest rate swaps. Competition has also contributed to the development of more complex products structured for specific clients. It is this rapid growth and complexity of certain derivative products which has led to the perception, by some, that derivative products are unduly risky to users and the financial markets.

In order to remove the public perception that derivatives may be unduly risky and to ensure ongoing liquidity of derivatives in the marketplace, the Company supports the efforts of the regulators in striving for enhanced risk management disclosures which consider the effects of both derivative products and cash instruments. In addition, the Company supports the activities of regulators that are designed to ensure that users of derivatives are fully aware of the nature of risks inherent within derivative transactions. As evidence of this support, the Company has been actively involved with the various regulatory and accounting authorities in the development of additional enhanced reporting requirements related to derivatives.

The Company strongly believes that derivatives provide significant value to the financial markets and is committed to providing its clients with innovative products to meet their financial needs.

LEHMAN BROTHERS' USE OF DERIVATIVE INSTRUMENTS In the normal course of business, the Company enters into derivative transactions both in a trading capacity and as an end-user. As an end-user, the Company utilizes derivative products to adjust the interest rate nature of its funding sources from fixed to floating interest rates, and to change the index upon which floating interest rates are based (e.g., Prime to LIBOR) (collectively, "End-User Derivative Activities"). For a further discussion of the Company's End-User Derivative Activities, see Note 14 to the Consolidated Financial Statements.

The Company utilizes derivative products in a trading capacity both as a dealer, to satisfy the financial needs of its clients, and in each of its trading businesses (collectively, "Trading-Related Derivative Activities"). The Company's use of derivative products in its trading businesses is combined with cash instruments to allow for the execution of various trading strategies.

The Company conducts its derivative activities through a number of wholly-owned subsidiaries. The Company's fixed income derivative products business is conducted through its subsidiary, Lehman Brothers Special Financing Inc., and separately capitalized "AAA" rated subsidiaries, Lehman Brothers Financial Products Inc. and Lehman Brothers Derivative Products Inc. The Company's equity derivative product business is conducted through Lehman Brothers Finance S.A. In addition, as a global investment bank, the Company is also a market-maker in a number of foreign currencies and actively trades in the global commodity markets. Counterparties to the Company's derivative product transactions are primarily financial intermediaries (U.S. and foreign banks), securities firms, corporations, governments and their agencies, finance companies, insurance companies, investment companies and pension funds.

The Company manages the risks associated with derivatives on an aggregate basis, along with the risks associated with its non-derivative trading and market-making activities in cash instruments, as part of its firmwide risk management policies. The Company utilizes industry standard derivative contracts whenever appropriate. These contracts may contain provisions requiring the posting of additional collateral by the Company in certain events, including a downgrade in the Company's credit rating. The Company believes that its funding framework incorporates all reasonably likely collateral requirements related to these provisions. For a further discussion of the Company's risk management policies, refer to the discussion which follows. For a discussion of the Company's liquidity management policies see page 45.

See the Notes to the Consolidated Financial Statements for a description of the Company's accounting policies and further discussion of the Company's Trading-Related Derivative Activities.

Risk Management

As a leading global investment banking company, risk is an inherent part of the Company's businesses. Global markets, by their nature, are prone to uncertainty and subject participants to a variety of risks. The Company has developed policies and procedures to identify, measure and monitor each of the risks involved in its trading, brokerage and investment banking activities on a global basis. The principal risks of Lehman Brothers are market, credit, liquidity, legal and operational risks. Risk Management is considered to be of paramount importance in the Company's day-to-day operations. Consequently, the Company devotes significant resources across all of its worldwide trading operations to the measurement, management and analysis of risk, including investments in personnel and technology.

The Company seeks to reduce risk through the diversification of its businesses, counterparties and activities in geographic regions. The Company accomplishes this objective by allocating the usage of capital to each of its businesses, establishing trading limits for individual products and traders, and setting credit limits for individual counterparties, including regional concentrations. The Company seeks to achieve adequate returns from each of its businesses commensurate with the risks that they assume.

Overall risk management policy is established by a Risk Management Committee (the "Committee") comprised of the Chief Executive Officer, the Global Risk Manager, the Chief Financial Officer, the Chief Administrative Officer and the Heads of Capital Markets and Investment Banking. The Committee brings together senior management with the sole intent of discussing risk-related issues and provides an effective forum for managing risk at the highest levels within the Company. The Committee meets on a weekly basis, or more frequently if required, to discuss, among other matters, significant market exposures, concentrations of positions (e.g., counterparty, market risk), potential new transactions or positions and risk limit exceptions.

The Global Risk Management Group (the "Group") supports the Committee, but remains independent of the trading areas and reports directly to the Chief Executive Officer. The Group combines two departments, credit risk management and market risk management, into one unit. This combination facilitates the analysis of counterparty credit and market risk exposures, while leveraging personnel and information technology resources in a cost-efficient manner. The Group maintains staff in each of the Company's regional trading centers and has daily contact with trading staff at all levels within the Company. These discussions include a review of trading positions and risk exposures.

CREDIT RISK Credit risk represents the possibility that a counterparty will be unable to honor its contractual obligations to the Company. Credit risk management is therefore an integral component of the Company's overall risk management framework. The Credit Risk Management Department ("CRM Department") has global responsibility for implementing the Company's overall credit risk management framework.

The CRM Department manages the credit exposure related to trading activities by giving initial credit approval for counterparties, establishing credit limits by counterparty, country and industry group, and by requiring collateral in appropriate circumstances. In addition, the CRM Department strives to ensure that master netting agreements are obtained whenever possible. The CRM Department also considers the duration of transactions in making its credit decisions, along with the potential credit exposure for complex derivative transactions. The CRM Department is responsible for the continuous monitoring and review of counterparty credit exposure and creditworthiness and recommending valuation adjustments, where appropriate. Credit limits are reviewed periodically to ensure that they remain appropriate in light of market events or the counterparty's financial condition.

MARKET RISK Market risk represents the potential change in value of a portfolio of financial instruments due to changes in market rates, prices and volatilities. Market risk management also is an essential component of the Company's overall risk management framework. The Market Risk Management Department ("MRM Department") has global responsibility for implementing the Company's overall market risk management framework. It is responsible for the preparation and dissemination of risk reports, developing and implementing the firmwide Risk Management Guidelines, and evaluating adherence to these guidelines. These guidelines provide a clear framework for risk management decision making. To that end, the MRM Department identifies and quantifies risk exposures, develops limits, and reports and monitors these risks with respect to the approved limits. The identification of material market risks inherent in positions includes, but is not limited to, interest rate, equity and foreign exchange risk exposures. In addition to these risks, the MRM Department also evaluates liquidity risks, credit and sovereign concentrations.

The MRM Department utilizes qualitative as well as quantitative information in managing trading risk, believing that a combination of the two approaches results in a more robust and complete approach to the management of trading risk. Quantitative information is developed from a variety of risk methodologies based upon established statistical principles. To ensure high standards of qualitative analysis, the MRM Department has retained seasoned risk managers with the requisite experience and academic and professional credentials.

Market risk is present in cash products, derivatives and contingent claim structures that exhibit linear as well as non-linear profit and loss sensitivity. The Company's exposure to market risk varies in accordance with the volume of client-driven market-making transactions, the size of the Company's proprietary and arbitrage positions, and the volatility of financial instruments traded. The Company seeks to mitigate, whenever possible, excess market risk exposures through the use of futures and option contracts and offsetting cash market instruments.

The Company participates globally in interest rate, equity and foreign exchange markets. The Company's Fixed Income division has a broadly diversified market presence in U.S. and foreign government bond trading, emerging market securities, corporate debt (investment and non-investment grade), money market instruments, mortgages and mortgage-backed securities, asset-backed securities, municipal bonds and interest rate derivatives. The Company's Equities division facilitates domestic and foreign trading in equity instruments, indices and related derivatives. The Company's foreign exchange businesses are involved in trading currencies on a spot and forward basis as well as through derivative products and contracts.

The Company incurs short-term interest rate risk when facilitating the orderly flow of customer transactions through the maintenance of government and high-grade corporate bond inventories. Market-making in high yield instruments exposes the Company to additional risk due to potential variations in credit spreads. Trading in international markets exposes the Company to spread risk between the term structure of interest rates in different countries. Mortgages and mortgage-related securities are subject to prepayment risk and changes in the level of interest rates. Trading in derivatives and structured products exposes the Company to changes in the level and volatility of interest rates. The Company actively manages interest rate risk through the use of interest rate futures, options, swaps, forwards and offsetting cash market instruments. Inventory holdings, concentrations and agings are monitored closely and used by management to selectively hedge or liquidate undesirable exposures.

The Company is a significant intermediary in the global equity markets through its market-making in U.S. and non-U.S. equity securities, including common stock, convertible debt, exchange-traded and OTC equity options, equity swaps and warrants. These activities expose the Company to market risk as a result of price and volatility changes in its equity inventory. Inventory holdings are also subject to market risk resulting from concentrations and liquidity that may adversely impact market valuation. Equity market risk is actively managed through the use of index futures, exchange-traded and OTC options, swaps and cash instruments.

The Company enters into foreign exchange transactions in order to facilitate the purchase and sale of non-dollar instruments, including equity and interest rate securities. The Company is exposed to foreign exchange risk on its holdings of non-dollar assets and liabilities. The Company is active in many foreign exchange markets and has exposure to the euro, Japanese yen, British pound, Swiss franc and Canadian dollar, as well as a variety of developed and emerging market currencies. The Company hedges its risk exposures primarily through the use of currency forwards, swaps, futures and options.

VALUE-AT-RISK For purposes of Securities and Exchange Commission ("SEC") risk disclosure requirements, the Company discloses an entity-wide value-at-risk for virtually all of its trading activities. In general, the Company's value-at-risk measures potential loss of revenues at a given confidence level over a specified time horizon. Value-at-risk over a one-day holding period measured at a 95% confidence level implies that the potential loss of daily trading revenue will be at least as large as the value-at-risk amount on one out of every 20 trading days.

The Company's methodology estimates a reporting day value-at-risk using actual daily trading revenues over the previous 250 trading days. This estimate is measured as the loss, relative to the median daily trading revenue. The Company also estimates an average value-at-risk measure over 250 rolling reporting days, thus looking back a total of 500 trading days.

The following table sets forth the daily value-at-risk for each component of market risk as well as total value-at-risk:

Value-at-risk is one measure of potential loss in trading revenues that may result from adverse market movements over a specified period of time with a selected likelihood of occurrence. As with all measures of value-at-risk, the Company's estimate has substantial limitations due to its reliance on historical performance, which is not necessarily a predictor of the future. Consequently, this value-at-risk estimate is only one of a number of tools the Company utilizes in its daily risk management activities.

Market Risk

	As of	As of	Year-Ended November 30, 2001		
In millions	November 30, 2001	November 30, 2000	Average	High	Low
Interest rate risk	$14.6	$12.6	$12.2	$15.1	$10.3
Equity price risk	15.1	15.1	15.9	17.0	14.5
Foreign exchange risk	1.9	1.5	1.8	1.9	1.5
Diversification benefit	(8.3)	(5.5)	(6.1)	(8.9)	(3.9)
Total Company	$23.3	$23.7	$23.8	$25.1	$22.4

The average, high and low value-at-risk for the year-ended November 30, 2000 were $20.8 million, $23.7 million and $18.4 million, respectively.

TRADING NET REVENUES DISTRIBUTION Substantially all of the Company's inventory positions are marked-to-market on a daily basis and changes are recorded in net revenues. The following chart sets forth the frequency distribution for substantially all of the Company's trading net revenues on a weekly basis for the years-ended November 30, 2001 and 2000:

Trading Net Revenues Distribution for 2001 and 2000

In weeks



30
25
20
15
10
5
2001
2000
<$0
$0–50
$50–100
$100–150
$150–200
$200+
$ in millions

Average weekly trading revenues for 2001 and 2000 were approximately $90 million and $100 million, respectively.

As discussed throughout Management's Discussion and Analysis, the Company seeks to reduce risk through the diversification of its businesses and a focus on customer flow activities. This diversification and focus, combined with the Company's risk management controls and processes, help to mitigate the net revenue volatility inherent in the Company's trading activities. Although historical performance is not necessarily indicative of future performance, the Company believes its focus on business diversification and customer flow activities should continue to reduce the volatility of future net trading revenues.

Significant Accounting Policies

The Company's financial statements are prepared in conformity with generally accepted accounting principles many of which require the use of management estimates and assumptions. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

FAIR VALUE The Company records its inventory positions including Securities and Other Financial Instruments Owned and Securities Sold but not yet Purchased at fair value with unrealized gains and losses reflected in Principal transactions in the Consolidated Statement of Income. Market value is generally based on listed prices. If listed market prices are not available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is either determined based on internal valuation pricing models which take into account time value and volatility factors underlying the financial instruments, or management's estimate of the amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

TRANSFERS OF FINANCIAL ASSETS The Company accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB No. 125" ("SFAS No. 140"). This statement requires that the transfer of financial assets be accounted for as a sale when control over the asset has been relinquished. Control is deemed to be relinquished when the following conditions are met: i.) the assets have been isolated from the transferor (even in bankruptcy or other receivership), ii.) the transferee has the right to pledge or exchange the assets received and iii.) the transferor has not maintained effective control over the transferred assets. The Company is a market leader in mortgage- and asset-backed securitizations and other structured financing arrangements. In connection with these activities, the Company utilizes special purposes entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. The Company derecognizes financial assets transferred in securitizations provided that the Company has relinquished control over such assets.

The Company may retain an interest in the financial assets it securitizes ("Retained Interests") which may include assets in the form of residual interests in the special purpose entities established to facilitate the securitization. Any Retained Interests are included in Securities and Other Financial Instruments Owned within the Company's Statement of Financial Condition. The Company records its Securities and Other Financial Instruments Owned, including Retained Interests, at fair value with changes in fair value reported in earnings.

For additional information on the Company's significant accounting policies see Note 1 to the Consolidated Financial Statements.

New Accounting Developments

Effective December 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, "SFAS 133"), which requires that all derivative instruments be reported on the Consolidated Statement of Financial Condition at fair value. SFAS 133 changed the Company's accounting methodology applied to its end-user derivative activities, however, the adoption of SFAS 133 had an immaterial effect on the Company as the majority of the Company's derivatives are trading related and were already recorded on a fair value basis.

In addition, the Company adopted SFAS No. 140, which carries over the fundamental control premise of SFAS 125, that requires an entity to recognize only assets it controls and derecognize assets only when control has been surrendered.

SFAS 140 also changed the accounting for collateral. SFAS 140 no longer requires entities to recognize controlled collateral as an asset on the balance sheet. Rather, SFAS 140 requires entities to separately classify financial assets owned and pledged. The adoption of SFAS 140 did not have a material impact to the Company's financial position or results of operations.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, intangible assets with indefinite lives and goodwill will no longer be required to be amortized. Instead, these assets will be evaluated annually for impairment. The Company will adopt the provisions of SFAS 142 at the beginning of fiscal year 2002 and does not expect the adoption to have a material impact to the Company's financial position or its results of operations.

Effects of Inflation

Because the Company's assets are, to a large extent, liquid in nature, they are not significantly affected by inflation. However, the rate of inflation affects the Company's expenses, such as employee compensation, office space leasing costs and communications charges, which may not be readily recoverable in the price of services offered by the Company. To the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect the Company's financial position and results of operations in certain businesses.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
Lehman Brothers Holdings Inc.

We have audited the accompanying consolidated statement of financial condition of Lehman Brothers Holdings Inc. and Subsidiaries (the "Company") as of November 30, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lehman Brothers Holdings Inc. and Subsidiaries at November 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
January 4, 2002

CONSOLIDATED STATEMENT OF INCOME

In millions, except per share data *Twelve months ended November 30*	2001	2000	1999
REVENUES			
Principal transactions	$ 2,779	$ 3,713	$ 2,341
Investment banking	2,000	2,216	1,682
Commissions	1,091	944	651
Interest and dividends	16,470	19,440	14,251
Other	52	134	64
Total revenues	22,392	26,447	18,989
Interest expense	15,656	18,740	13,649
Net revenues	6,736	7,707	5,340
NON-INTEREST EXPENSES			
Compensation and benefits	3,437	3,931	2,707
Technology and communications	501	341	327
Brokerage and clearance	308	264	232
Occupancy	198	135	116
Business development	183	182	122
Professional fees	152	184	115
Other	82	91	90
Special charge	127	–	–
Total non-interest expenses	4,988	5,128	3,709
Income before taxes and dividends on trust preferred securities	1,748	2,579	1,631
Provision for income taxes	437	748	457
Dividends on trust preferred securities	56	56	42
Net income	$ 1,255	$ 1,775	$ 1,132
Net income applicable to common stock	$ 1,161	$ 1,679	$ 1,037
Earnings per common share			
Basic	$ 4.77	$ 6.89	$ 4.27
Diluted	$ 4.38	$ 6.38	$ 4.08

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

In millions *November 30*	2001	2000
ASSETS		
Cash and cash equivalents	$ 2,561	$ 5,160
Cash and securities segregated and on deposit for regulatory and other purposes	3,289	2,434
Securities and other financial instruments owned:		
Mortgages and mortgage-backed	33,210	24,670
Governments and agencies	24,101	27,381
Derivatives and other contractual agreements	11,555	9,583
Corporate debt and other	10,918	16,098
Corporate equities	8,302	24,042
Certificates of deposit and other money market instruments	2,759	3,433
Subtotal	90,845	105,207
Securities owned pledged as collateral	28,517	–
	119,362	105,207
Collateralized short-term agreements:		
Securities purchased under agreements to resell	83,278	81,242
Securities borrowed	17,994	17,618
Receivables:		
Brokers, dealers and clearing organizations	3,455	1,662
Customers	12,123	7,585
Others	1,479	1,135
Property, equipment and leasehold improvements (net of accumulated depreciation and amortization of $424 in 2001 and $855 in 2000)	1,495	671
Other assets	2,613	1,826
Excess of cost over fair value of net assets acquired (net of accumulated amortization of $151 in 2001 and $138 in 2000)	167	180
Total assets	$247,816	$224,720

See Notes to Consolidated Financial Statements.

In millions, except per share data *November 30*	2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Commercial paper and short-term debt	$ 4,865	$ 5,800
Securities and other financial instruments sold but not yet purchased:		
Governments and agencies	25,547	14,998
Derivatives and other contractual agreements	10,324	8,568
Corporate equities	8,977	6,623
Corporate debt and other	6,482	5,096
	51,330	35,285
Collateralized short-term financing:		
Securities sold under agreements to repurchase	105,079	110,225
Securities loaned	12,541	7,242
Payables:		
Brokers, dealers and clearing organizations	2,805	1,922
Customers	13,831	11,637
Accrued liabilities and other payables	9,895	8,735
Long-term debt:		
Senior notes	35,373	32,106
Subordinated indebtedness	2,928	3,127
Total liabilities	238,647	216,079
Commitments and contingencies		
Preferred securities subject to mandatory redemption	710	860
STOCKHOLDERS' EQUITY		
Preferred stock	700	700
Common stock, $0.10 par value;		
Shares authorized: 600,000,000 in 2001 and 300,000,000 in 2000;		
Shares issued: 256,178,907 in 2001 and 251,629,126 in 2000;		
Shares outstanding: 237,534,091 in 2001 and 236,395,332 in 2000	25	25
Additional paid-in capital	3,562	3,589
Accumulated other comprehensive income (net of tax)	(10)	(8)
Retained earnings	4,798	3,713
Other stockholders' equity, net	746	597
Common stock in treasury, at cost: 18,644,816 shares in 2001 and 15,233,794 shares in 2000	(1,362)	(835)
Total stockholders' equity	8,459	7,781
Total liabilities and stockholders' equity	$247,816	$224,720

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

In millions *Twelve months ended November 30*	2001	2000	1999
PREFERRED STOCK			
5% Cumulative Convertible Voting, Series A:			
Beginning balance			$ 1
Series A exchanged for Series B			(1)
Ending balance			
5% Cumulative Convertible Voting, Series B:			
Beginning balance		$ 238	457
Series A exchanged for Series B			1
Shares subject to redemption		(150)	
Shares repurchased		(88)	(220)
Ending balance			238
5.94% Cumulative, Series C:			
Beginning balance	$ 250	250	250
Shares issued			
Ending balance	250	250	250
5.67% Cumulative, Series D:			
Beginning balance	200	200	200
Shares issued			
Ending balance	200	200	200
7.115% Cumulative, Series E:			
Beginning balance	250		
Shares issued		250	
Ending balance	250	250	
Redeemable Voting:			
Beginning and ending balance			
Total Preferred Stock, ending balance	700	700	688
COMMON STOCK[(1)]	25	25	25
ADDITIONAL PAID-IN CAPITAL[(1)]			
Beginning balance	3,589	3,374	3,521
RSUs exchanged for Common Stock	(13)	(54)	(63)
Employee stock-based awards	53	101	9
Shares issued to RSU Trust	(628)	(210)	(181)
Tax benefits from the issuance of stock-based awards	549	373	90
Other, net	12	5	(2)
Ending balance	$3,562	$3,589	$3,374

(1) Amounts have been retroactively adjusted to give effect for the two-for-one common stock split, effected in the form of a 100% stock dividend, which became effective on October 20, 2000.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY *continued*

In millions *Twelve months ended November 30*	2001	2000	1999
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Beginning balance	$ (8)	$ (2)	$ 15
Translation adjustment, net(2)	(2)	(6)	(17)
Ending balance	(10)	(8)	(2)
RETAINED EARNINGS			
Beginning balance	3,713	2,094	1,105
Net income	1,255	1,775	1,132
Dividends declared:			
5% Cumulative Convertible Voting Series A and B Preferred Stock	(1)	(9)	(20)
5.94% Cumulative, Series C Preferred Stock	(15)	(15)	(15)
5.67% Cumulative, Series D Preferred Stock	(11)	(11)	(10)
7.115% Cumulative, Series E Preferred Stock	(18)	(12)	–
Redeemable Voting Preferred Stock	(50)	(50)	(50)
Common Stock	(75)	(59)	(48)
Ending balance	4,798	3,713	2,094
COMMON STOCK ISSUABLE			
Beginning balance	2,524	1,768	1,318
RSUs exchanged for Common Stock	(215)	(247)	(83)
Deferred stock awards granted	624	1,003	533
Ending balance	2,933	2,524	1,768
COMMON STOCK HELD IN RSU TRUST			
Beginning balance	(647)	(717)	(422)
Shares issued to RSU Trust	(403)	(231)	(441)
RSUs exchanged for Common Stock	223	301	146
Ending balance	(827)	(647)	(717)
DEFERRED STOCK COMPENSATION			
Beginning balance	(1,280)	(797)	(627)
Deferred stock awards granted	(624)	(1,003)	(533)
Amortization of deferred compensation, net	544	520	363
Ending balance	(1,360)	(1,280)	(797)
COMMON STOCK IN TREASURY, AT COST			
Beginning balance	(835)	(150)	(430)
Treasury stock purchased	(1,676)	(1,203)	(353)
RSUs exchanged for Common Stock	5	–	–
Shares issued for preferred stock conversion	44	–	–
Employee stock-based awards	69	77	11
Shares issued to RSU Trust	1,031	441	622
Ending balance	(1,362)	(835)	(150)
Total stockholders' equity	$ 8,459	$ 7,781	$ 6,283

(2) Net of income taxes of $(1) in 2001, $(8) in 2000 and $(11) in 1999.

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

In millions *Twelve months ended November 30*	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 1,255	$ 1,775	$ 1,132
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	174	102	88
Deferred tax provision (benefit)	(643)	(169)	(145)
Tax benefit from issuance of stock-based awards	549	373	90
Amortization of deferred stock compensation	544	520	363
Special charge	356	–	–
Other adjustments	(1)	65	(129)
Net change in:			
Cash and securities segregated and on deposit	(855)	(445)	(806)
Securities and other financial instruments owned	(13,219)	(16,148)	(12,059)
Securities borrowed	(376)	1,779	(3,056)
Receivables from brokers, dealers and clearing organizations	(1,793)	12	624
Receivables from customers	(4,538)	1,747	(1,574)
Securities and other financial instruments sold but not yet purchased	16,045	(11,325)	17,807
Securities loaned	5,299	2,674	1,403
Payables to brokers, dealers and clearing organizations	883	738	(138)
Payables to customers	2,194	666	1,768
Accrued liabilities and other payables	1,130	4,041	377
Other operating assets and liabilities, net	(325)	(1,138)	596
Net cash provided by (used in) operating activities	6,679	(14,733)	6,341
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of senior notes	9,915	14,225	9,753
Principal payments of senior notes	(7,646)	(8,353)	(6,037)
Proceeds from issuance of subordinated indebtedness	–	–	200
Principal payments of subordinated indebtedness	(204)	(192)	(370)
Net proceeds from (payments for) commercial paper and short-term debt	(935)	324	(1,181)
Resale agreements net of repurchase agreements	(7,182)	10,122	(6,488)
Payments for repurchases of preferred stock	(100)	(88)	(220)
Payments for treasury stock purchases	(1,676)	(1,203)	(353)
Dividends paid	(163)	(149)	(139)
Issuances of common stock	54	99	8
Issuance of preferred stock, net of issuance costs	–	250	–
Issuance of trust preferred securities, net of issuance costs	–	–	690
Net cash provided by (used in) financing activities	(7,937)	15,035	(4,137)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property, equipment and leasehold improvements, net	(1,341)	(287)	(73)
Acquisition, net of cash acquired	–	(41)	–
Net cash used in investing activities	(1,341)	(328)	(73)
Net change in cash and cash equivalents	(2,599)	(26)	2,131
Cash and cash equivalents, beginning of period	5,160	5,186	3,055
Cash and cash equivalents, end of period	$ 2,561	$ 5,160	$ 5,186

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION *(in millions)*
Interest paid totaled $15,588 in 2001, $18,500 in 2000 and $13,513 in 1999.

Income taxes paid totaled $654 in 2001, $473 in 2000 and $103 in 1999.

See Notes to Consolidated Financial Statements.

TABLE OF CONTENTS

Note	Summary of Significant Accounting Policies	66
Note	Special Charge	69
Note	Short-Term Financings	70
Note	Long-Term Debt	71
Note	Preferred Securities Subject to Mandatory Redemption	73
Note	Preferred Stock	74
Note	Common Stock	75
Note	Incentive Plans	76
Note	Earnings Per Common Share	79
Note	Capital Requirements	80
Note	Employee Benefit Plans	81
Note	Income Taxes	82
Note	Securities Pledged as Collateral	84
Note	Derivative Financial Instruments	84
Note	Fair Value of Financial Instruments	88
Note	Other Commitments and Contingencies	89
Note	Segments	91
Note	Quarterly Information *(unaudited)*	93

Summary of Significant Accounting Policies

BASIS OF PRESENTATION The consolidated financial statements include the accounts of Lehman Brothers Holdings Inc. ("Holdings") and subsidiaries (collectively, the "Company" or "Lehman Brothers"). Lehman Brothers is one of the leading global investment banks serving institutional, corporate, government and high-net-worth individual clients and customers. The Company's worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific Region. The Company is engaged primarily in providing financial services. The principal U.S. subsidiary of Holdings is Lehman Brothers Inc. ("LBI"), a registered broker-dealer. All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements are prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management estimates are required to be utilized in determining the valuation of trading inventory particularly in the area of OTC derivatives and private equity securities. Additionally, management estimates are required in assessing the realizability of deferred tax assets, the outcome of litigation and determining the components of the 2001 special charge. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

The Company uses the trade date basis of accounting for securities transactions.

Certain prior period amounts reflect reclassifications to conform to the current year's presentation.

SECURITIES AND OTHER FINANCIAL INSTRUMENTS Securities and other financial instruments owned and securities and other financial instruments sold but not yet purchased are valued at market or fair value, as appropriate, with unrealized gains and losses reflected in Principal transactions in the Consolidated Statement of Income. Market value is generally based on listed market prices. If listed market prices are not available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is either determined based on internal valuation pricing models which take into account time value and volatility factors underlying the financial instruments, or management's estimate of the amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

As of November 30, 2001, all firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are classified as Securities Owned Pledged as Collateral as required by Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 140 does not require the restatement of prior year balances, therefore, such securities as of November 30, 2000 are classified within their respective inventory categories.

DERIVATIVE FINANCIAL INSTRUMENTS A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument, index or rate, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. A derivative contract generally represents future commitments to exchange interest payment streams or currencies based on the contract or notional amount or to purchase or sell other financial instruments at specified terms on a specified date.

Derivatives utilized for trading purposes are recorded at market or fair value in the Consolidated Statement of Financial Condition on a net by counterparty basis where a legal right of set-off exists and are netted across products when such provisions are stated in the master netting agreement. Derivatives are often referred to as off-balance-sheet instruments since neither their notional amounts nor the underlying instruments are reflected as assets or liabilities of the Company. Instead, the market or fair value related to the derivative transactions is reported in the Consolidated Statement of Financial Condition as an asset or liability in Derivatives and other contractual agreements, as applicable. Margin on futures contracts is included in receivables and payables from/to brokers, dealers and clearing organizations, as applicable. Changes in fair values of derivatives are recorded as principal transactions revenues in the current period. Market or fair value for trading-related instruments is generally determined by either quoted market prices (for exchange-traded futures and options) or pricing models (for over-the-counter swaps, forwards and options). Pricing models utilize a series of market inputs to determine the present value of future cash flows, with adjustments, as required for credit risk and liquidity risk. Further valuation adjustments may be recorded, as deemed appropriate for new or complex products or for positions with significant concentrations. These adjustments are integral components of the mark-to-market process. Credit-related valuation adjustments incorporate business and economic conditions, historical experience, concentrations, estimates of expected losses and the character, quality and performance of credit sensitive financial instruments.

As an end-user, the Company primarily utilizes derivatives to modify the interest rate characteristics of its long-term debt and secured financing activities. The Company also utilizes equity derivatives to hedge its exposure to equity price risk embedded in certain of its debt obligations and foreign exchange forwards to manage the currency exposure related to its net monetary investment in non-U.S. dollar functional currency operations (collectively, "end-user derivative activities").

Effective December 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively, "SFAS 133"), which requires that all derivative instruments be reported on the consolidated statement of financial condition at fair value. SFAS 133 changed the Company's accounting methodology applied to its end-user derivative activities, however the adoption of SFAS 133 had no effect on the accounting for the Company's trading-related derivative activities, as such derivatives were already recorded on a fair value basis.

Under SFAS 133, the accounting for end-user derivative activities is dependent upon the nature of the hedging relationship. In certain hedging relationships, both the derivative and the hedged item will be marked-to-market through earnings for changes in fair value ("fair value hedge"). In many instances the hedge relationship is fully effective so that the mark-to-market on the derivative and the hedged item will offset. In other hedging relationships, the derivative will be marked-to-market with the offsetting gains or losses recorded in Accumulated Other Comprehensive Income, a component of Stockholder's Equity, until the hedged item is realized in earnings ("cash flow hedge"). SFAS 133 also requires certain derivatives embedded in long-term debt to be bifurcated and marked-to-market through earnings.

SFAS 133 changed the accounting treatment for the hedged item in a fair value hedge (e.g., long-term debt or secured financing activities) from what was an accrual basis to a modified mark-to-market value. The hedged item's carrying value may differ from a full mark-to-market value since SFAS 133 requires that the hedged item be adjusted only for changes in fair value associated with the designated risks being hedged during the hedge period.

The Company principally utilizes fair value hedges to convert a substantial portion of the Company's fixed rate debt and certain long-term secured financing activities to floating interest rates. Any hedge ineffectiveness in these relationships is recorded as a component of interest expense on the Company's Statement of Income. Gains or losses from revaluing foreign exchange contracts associated with hedging the Company's net investments in foreign affiliates are reported within Accumulated Other Comprehensive Income in Stockholder's Equity. Unrealized receivables/payables resulting from the mark-to-market on end-user derivatives are included in Securities and Other Financial Instruments Owned or Sold but not yet Purchased.

The adoption of SFAS 133, as of December 1, 2000, did not have a material effect on the Company's consolidated statement of financial condition or the results of operations, as most of the Company's derivative transactions are entered into for trading-related activities for which the adoption of SFAS 133 had no impact. Prior year amounts have not been restated to conform with the current SFAS 133 accounting treatment. Therefore, end-user derivative activities for all periods prior to December 1, 2001 are recorded on an accrual basis provided that the derivative was designated and deemed to be a highly effective hedge. For periods prior to 2001, realized gains or losses on early terminations of derivatives that were designated as hedges were deferred and amortized to interest income or interest expense over the remaining life of the instrument being hedged.

SECURED FINANCING ACTIVITIES

Repurchase and Resale Agreements Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are treated as financing transactions for financial reporting purposes, are collateralized primarily by government and government agency securities and are carried net by counterparty, when permitted, at the amounts at which the securities will be subsequently resold or repurchased plus accrued interest. It is the policy of the Company to take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying positions on a daily basis as compared to the related receivable or payable balances, including accrued interest. The Company requires counterparties to deposit additional collateral or return collateral pledged as necessary, to ensure that the market value of the underlying collateral remains sufficient. Securities and other financial instruments owned that are financed under repurchase agreements are carried at market value with changes in market value reflected in the Consolidated Statement of Income.

The Company utilizes interest rate swaps as an end-user to modify the interest rate exposure associated with certain fixed rate resale and repurchase agreements. In 2001, and in accordance with SFAS No. 133, the Company adjusted the carrying value of these secured financing transactions that had been designated as the hedge.

Securities Borrowed and Loaned Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received plus accrued interest. It is the Company's policy to value the securities borrowed and loaned on a daily basis, and to obtain additional cash as necessary to ensure such transactions are adequately collateralized.

PRIVATE EQUITY INVESTMENTS The Company carries its private equity investments, including its partnership interests, at fair value based upon the Company's assessment of each underlying investment. As the general partner in its private equity funds, the Company may be entitled to receive a preferred distribution of realized profits.

INVESTMENT BANKING Underwriting revenues and fees for merger and acquisition advisory services are recognized when services for the transactions are determined to be completed. Underwriting expenses are deferred and recognized at the time the related revenues are recorded.

INCOME TAXES The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws.

In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards, if in the opinion of management, it is more likely than not that the deferred tax asset will be realized. SFAS 109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

SECURITIZATIONS The Company is a market leader in mortgage- and asset-backed securitizations and other structured financing arrangements. In connection with these activities, the Company utilizes special purpose entities principally for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, government and corporate bonds, and lease and trade receivables. The Company derecognizes financial assets transferred in securitizations provided that the Company has relinquished control over such assets. The Company may retain an interest in the financial assets it securitizes ("Retained Interests") which may include assets in the form of residual interests in the special purpose entities established to facilitate the securitization. Any Retained Interests are included in Securities and Other Financial Instruments Owned within the Company's Statement of Financial Condition. The Company records its Securities and Other Financial Instruments Owned, including Retained Interests, at fair value with changes in fair value reported in earnings. Fair value is determined based upon listed market prices, if available. When listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and valuation pricing models which take into account time value and volatility factors underlying the financial instruments among other factors. During the fiscal year-ended 2001, the Company securitized approximately $110 billion of financial assets.

As of November 30, 2001, the Company had approximately $1.6 billion of non-investment grade retained interests from its securitization activities. The Company records its Retained Interests at fair value and actively manages market risk exposures associated with Retained Interests.

TRANSLATION OF FOREIGN CURRENCIES Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the statement of financial condition date. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, are included in Accumulated Other Comprehensive Income, a separate component of Stockholders' Equity. Gains or losses resulting from foreign currency transactions are included in the Consolidated Statement of Income.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS
Property, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the underlying leases. Internal use software which qualifies for capitalization under AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," is capitalized and subsequently amortized over the estimated useful life of the software.

GOODWILL Excess of cost over fair value of net assets acquired ("goodwill") is amortized using the straight-line method over periods not exceeding 35 years. Goodwill is evaluated periodically for impairment and also is reduced upon the recognition of certain acquired net operating loss carryforward benefits.

STOCK-BASED AWARDS SFAS No. 123, "Accounting for Stock-Based Compensation," established financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 permits companies to either continue accounting for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25") or using the fair value method prescribed by SFAS No. 123. The Company continues to follow APB 25 and its related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock option awards because the exercise price was at or above the fair market value of the Company's common stock on the grant date.

STATEMENT OF CASH FLOWS For purposes of the Consolidated Statement of Cash Flows, the Company defines cash equivalents as highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business.

EARNINGS PER COMMON SHARE The Company computes earnings per common share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive securities. All share and per share amounts have been restated for the two-for-one common stock split, effected in the form of a 100% stock dividend, which became effective October 20, 2000. See Notes 7 and 9 of Notes to Consolidated Financial Statements for more information.

Special Charge

As a result of the September 11, 2001 terrorist attack, the Company's leased facilities in the World Trade Center were destroyed and its leased and owned facilities in the World Financial Center ("WFC") complex (including the 3 World Financial Center building owned jointly with American Express) were significantly damaged. All employees and operations in the downtown New York area were displaced. Key business activities and necessary support functions were quickly relocated to the Company's back-up facilities in New Jersey and to various other temporary sites.

The Company has been informed that the facilities in the World Financial Center complex can be repaired; however, the damage to many of the floors that had been occupied by the Company at the 3 WFC location is significant. A repair and remediation plan is currently under way although a completion date has not been finalized. Consequently, the Company purchased a new one million-square-foot building at 745 Seventh Avenue in New York City during the fourth quarter of 2001 and is relocating its principal executive and operating offices to this site in 2002. New long-term lease agreements were also executed for other space in midtown Manhattan. As a result, the Company is currently evaluating its space needs and exploring its alternatives with respect to 3 WFC and the other downtown New York facilities.

The Company has significant levels of insurance in place to cover the losses resulting from the terrorist attack including a policy covering damage to the core and shell of the 3 WFC building and a separate policy covering the property damage of the WTC and WFC facilities, losses resulting from business interruption and extra expenses associated with the Company's relocation to, and occupancy of, the temporary facilities.

During the fourth quarter, the Company recognized a pretax special charge of $127 million ($71 million after-tax) associated with the net losses stemming from the events of September 11, 2001. These losses and costs include the write-off of property damaged, destroyed or abandoned at the Company's downtown facilities (approximately $340 million), compensation paid to employees in lieu of utilizing external consultants for business recovery efforts and to employees for the time they were idled (approximately $100 million), costs incurred to maintain the facilities while they are unusable (approximately $16 million), and other costs associated with redeployment of the Company's workforce to the temporary facilities (approximately $31 million). The losses and costs were offset by estimated insurance recoveries of $360 million. All expenses associated with the Company's use of temporary facilities during this period have been reflected as part of occupancy or technology and communications expenses in the accompanying consolidated statement of income.

The charge does not reflect any loss resulting from the damage to the core and shell of the Company's 3 WFC facility, as this amount is not yet known. However, the Company believes that any loss will be fully recoverable under the Company's building core and shell insurance policy.

The insurance recovery recorded through November 30, 2001 has been limited to the net historical book value of assets believed damaged, destroyed or abandoned and the out-of-pocket costs for certain extra expenses incurred during the period.

The displacement and relocation of the Company's New York workforce, the closure of certain markets for certain periods following the terrorist attack and other issues directly related to the September 11 tragedy have negatively impacted the Company's business. The Company is in the process of pursing a business interruption claim with its insurance carriers for lost revenue and related damages. As of November 30, 2001, the Company has not given any accounting recognition to the anticipated business interruption recovery.

Short-Term Financings

The Company obtains short-term financing on both a secured and unsecured basis. The secured financing is obtained through the use of repurchase agreements and securities loaned agreements, which are primarily collateralized by government, agency and equity securities. The unsecured financing is generally obtained through short-term debt and the issuance of commercial paper.

BACK-UP CREDIT FACILITIES Holdings maintains a Revolving Credit Agreement (the "Credit Agreement") with a syndicate of banks. Under the terms of the Credit Agreement, the banks have committed to provide up to $1 billion for up to 364 days. Any loans outstanding on the commitment termination date may be extended for up to an additional year at the option of Holdings. The Credit Agreement contains covenants, which require, among other things that the Company maintain specified levels of tangible net worth. During 2001, the Company elected to reduce the committed amount under the Credit Agreement to $1 billion from $2 billion.

The Company's commercial paper and short-term debt financing, and its weighted-average interest rates, were as follows:

In millions *November 30*	2001	2000
Commercial paper	$1,986	$3,643
Short-term debt		
Secured bank loans	672	320
Payables to banks	502	687
Other short-term debt(1)	1,705	1,150
Total	$4,865	$5,800

November 30	2001	2000
Commercial paper	3.0%	6.5%(2)
Short-term debt(3)	2.8%	5.5%
Securities sold under agreements to repurchase	2.7%	6.0%

(1) Includes master notes, corporate loans and other short-term financings.
(2) Includes weighted-average interest rate of 6.9% and 3.0% as of November 30, 2000 related to U.S. dollar and non-U.S. dollar obligations, respectively.
(3) Includes $827 million and $587 million of short-term debt with weighted-average interest rates of 3.0% and 3.3% as of November 30, 2001 and 2000, respectively, related to non-U.S. dollar obligations.

In October 2001, the Company entered into a $1 billion Committed Securities Repurchase Facility (the "Facility") for Lehman Brothers International (Europe) ("LBIE"), the Company's major operating entity in Europe. The Facility provides secured multi-currency financing for a broad range of collateral types. Under the terms of the Facility, the bank group will agree to provide funding for up to one year on a secured basis. Any loans outstanding on the commitment termination date may be extended for up to an additional year at the option of LBIE. The Facility contains covenants that require, among other things, that LBIE maintain specified levels of tangible net worth.

There are no borrowings outstanding under either the Credit Agreement or the Facility. The Company may use the Credit Agreement and the Facility for general corporate purposes from time to time. The Company has maintained compliance with the applicable covenants for both the Credit Agreement and the Facility at all times.

Long-Term Debt

	U.S. Dollar		Non-U.S. Dollar			
In millions *November 30*	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	2001	2000
SENIOR NOTES						
Maturing in Fiscal 2001						$ 6,782
Maturing in Fiscal 2002	$ 1,961	$ 4,397	$ 835	$ 858	$ 8,051	5,873
Maturing in Fiscal 2003	2,341	2,322	694	595	5,952	4,989
Maturing in Fiscal 2004	1,755	1,180	1,092	679	4,706	3,582
Maturing in Fiscal 2005	2,360	615	242	605	3,822	3,759
Maturing in Fiscal 2006	3,066	83	522	409	4,080	1,456
December 1, 2006 and thereafter	5,462	505	1,376	1,419	8,762	5,665
Senior Notes	16,945	9,102	4,761	4,565	35,373	32,106
SUBORDINATED INDEBTEDNESS						
Maturing in Fiscal 2001						200
Maturing in Fiscal 2002	450	33	–	–	483	488
Maturing in Fiscal 2003	475	–	–	–	475	475
Maturing in Fiscal 2004	191	–	–	–	191	191
Maturing in Fiscal 2005	94	–	7	–	101	101
Maturing in Fiscal 2006	300	–	–	–	300	300
December 1, 2006 and thereafter	1,219	152	7	–	1,378	1,372
Subordinated Indebtedness	2,729	185	14	–	2,928	3,127
Long-Term Debt	$19,674	$ 9,287	$ 4,775	$ 4,565	$38,301	$35,233

Of the Company's long-term debt outstanding as of November 30, 2001, $674 million is repayable prior to maturity at the option of the holder, at par value. These obligations are reflected in the above table as maturing at their put dates, which range from fiscal 2002 to fiscal 2008, rather than at their contractual maturities, which range from fiscal 2004 to fiscal 2026. In addition, $1,320 million of the Company's long-term debt is redeemable prior to maturity at the option of the Company under various terms and conditions. These obligations are reflected in the above table at their contractual maturity dates.

As of November 30, 2001, the Company's U.S. dollar and non-U.S. dollar debt portfolios included approximately $1,215 million and $1,801 million, respectively, of debt for which the interest rates and/or redemption values or maturity have been linked to the performance of various indices including industry baskets of stocks or commodities or events. Generally, such notes are issued as floating rate notes or the interest rates on such index notes are effectively converted to floating rates based primarily on LIBOR through the use of interest rate, currency and equity swaps.

END-USER DERIVATIVE ACTIVITIES The Company utilizes a variety of derivative products including interest rate, currency and equity swaps as an end-user to modify the interest rate characteristics of its long-term debt portfolio. The Company primarily utilizes interest rate swaps to convert a substantial portion of the Company's fixed rate debt to floating interest rates to more closely match the terms of assets being funded and to minimize interest rate risk. In addition, the Company utilizes cross-currency swaps to hedge its exposure to foreign currency risk as a result of its non-U.S. dollar debt obligations, after consideration of non-U.S. dollar assets which are funded with long-term debt obligations in the same currency. In certain instances, two or more derivative contracts may be utilized by the Company to manage the interest rate nature and/or currency exposure of an individual long-term debt issuance.

Effective 2001, the Company adopted SFAS 133 and as such all end-user derivatives at November 30, 2001 are recorded at fair value on the balance sheet (see Note 1: Significant Accounting Policies–Derivative Financial Instruments). The Company adjusted the carrying value of its hedged fixed rate debt to a modified mark-to-market value in accordance with SFAS 133, as such debt was designated as the hedged item of a fair value hedge.

At November 30, 2001 and 2000, the notional amounts of the Company's interest rate, currency and equity swaps related to its long-term debt obligations were approximately $35.1 billion and $26.9 billion, respectively. In terms of notional amounts outstanding, these derivative products mature as follows:

Notional Amounts of End-User Derivative Activities

In millions November 30	Fair Value Hedge			Other[2]			
	U.S. Dollar	Non-U.S. Dollar	Cross-Currency	U.S. Dollar	Non-U.S. Dollar	2001	2000
Maturing in Fiscal 2001							$ 3,264
Maturing in Fiscal 2002	$ 1,713	$ 849	$ 625	$ 1,150	$ 347	$ 4,684	4,516
Maturing in Fiscal 2003	2,473	671	174	1,076	186	4,580	4,173
Maturing in Fiscal 2004	1,651	819	869	1,244	148	4,731	2,977
Maturing in Fiscal 2005	2,246	202	722	140	132	3,442	3,345
Maturing in Fiscal 2006	3,200	507	522	126	423	4,778	475
December 1, 2006 and thereafter	6,657	1,319	1,691	757	2,438	12,862	8,158
Total	$17,940	$ 4,367	$ 4,603	$ 4,493	$ 3,674	$35,077	$26,908
Weighted-average interest rate at November 30[1]:							
Receive rate	7.46%	4.54%	3.34%	3.43%	4.70%	5.32%	6.54%
Pay rate	3.12%	3.77%	2.68%	2.59%	3.84%	2.81%	7.13%

(1) Weighted-average interest rates were calculated utilizing non-U.S. dollar interest rates, where applicable.
(2) Other derivatives include basis swaps and hedges of embedded derivatives.

In addition, the Company's end-user derivative activities resulted in the following changes to the Company's mix of fixed and floating rate debt and effective weighted-average rates of interest:

Effective Weighted-Average Interest Rates of Long-Term Debt

	Long-Term Debt		Weighted-Average[1]	
In millions November 30, 2001	Before End-User Activities	After End-User Activities	Contractual Interest Rate	Effective Rate After End-User Activities
USD Obligations				
Fixed rate	$19,674	$ 537		
Floating rate	9,287	32,702		
	28,961	33,239		
Non-USD Obligations	9,340	5,062		
Total	$38,301	$38,301	5.19%	2.89%
In millions November 30, 2000				
USD Obligations				
Fixed rate	$18,228	$ 726		
Floating rate	9,050	30,792		
	27,278	31,518		
Non-USD Obligations	7,955	3,715		
Total	$35,233	$35,233	6.68%	7.13%

(1) Weighted-average interest rates were calculated using non-U.S. dollar interest rates, where applicable.

Preferred Securities Subject to Mandatory Redemption

Preferred securities subject to mandatory redemption are composed of the following issues:

Preferred Securities Subject to Mandatory Redemption

In millions *November 30*	2001	2000
Lehman Brothers Holdings Capital Trust I	$325	$325
Lehman Brothers Holdings Capital Trust II	385	385
Trust Preferred Securities Subject to Mandatory Redemption	710	710
Cumulative Convertible Voting, Series A and Series B	–	150
Total	$710	$860

TRUST PREFERRED SECURITIES SUBJECT TO MANDATORY REDEMPTION
During 1999, the Company formed two Delaware business trusts for the purposes of: (a) issuing trust securities representing ownership interests in the assets of the trust; (b) investing the gross proceeds of the trust securities in junior subordinated debentures of the Company; and (c) engaging in activities necessary or incidental thereto. Two such trusts have issued securities to date, having an aggregate liquidation value of $710 million. The following table summarizes the financial structure of each such trust at November 30, 2001:

	Lehman Brothers Holdings Capital Trust I	Lehman Brothers Holdings Capital Trust II
ISSUANCE DATE	January 1999	April 1999
Trust Securities		
Preferred securities issued	13,000,000 Series I	15,400,000 Series J
Liquidation preference per security	$25	$25
Liquidation value *(in millions)*	$325	$385
Coupon rate	8%	7.875%
Distributions payable	Quarterly	Quarterly
Distributions guaranteed by	Lehman Brothers Holdings Inc.	Lehman Brothers Holdings Inc.
Mandatory redemption date	March 31, 2048	June 30, 2048
Redeemable by issuer on or after	March 31, 2004	June 30, 2004
JUNIOR SUBORDINATED DEBENTURES		
Principal amount outstanding *(in millions)*	$325	$385
Coupon rate	8%	7.875%
Interest payable	Quarterly	Quarterly
Maturity date	March 31, 2048	June 30, 2048
Redeemable by issuer on or after	March 31, 2004	June 30, 2004

CUMULATIVE CONVERTIBLE VOTING, SERIES A AND SERIES B
The Convertible Voting Preferred Shares had a liquidation preference of $39.10 per share and were redeemed during the first quarter of 2001. The Series A was issued in 1987. The Series B was issued in an exchange offer for the Series A on July 11, 1997. During the first quarter of 2000, Holdings repurchased 2,258,311 of the Series B for an aggregate cost of $88 million. During the fourth quarter of 2000, the Company exercised its option to redeem the remaining shares of Cumulative Convertible Voting Preferred Stock, Series A and B (together the "Convertible Voting Preferred"). As of November 30, 2000, 1,900 shares of the Series A and 3,834,058 shares of the Series B were outstanding. Given the Company's announcement of its intention to redeem the Convertible Voting Preferred, the $150 million aggregate redemption value was transferred on the Company's Statement of Financial Condition at November 30, 2000, from Preferred stock to Preferred securities subject to mandatory redemption. The redemption was effective on December 15, 2000, and as of that date the Convertible Voting Preferred Shares were no longer outstanding.

Preferred Stock

Holdings is authorized to issue a total of 38,000,000 shares of preferred stock. At November 30, 2001, Holdings had 591,000 shares issued and outstanding under various series as described below. All preferred stock has a dividend preference over Holdings' common stock in the paying of dividends and a preference in the liquidation of assets.

SERIES C On May 11, 1998, Holdings issued 5,000,000 Depository Shares, each representing 1/10th of a share of 5.94% Cumulative Preferred Stock, Series C ("Series C Preferred Stock"), $1.00 par value. These shares have a redemption price of $500 per share, together with accrued and unpaid dividends. Holdings may redeem any or all of the outstanding shares of Series C Preferred Stock beginning on May 31, 2008. The $250 million redemption value of the shares outstanding at November 30, 2001 is classified on the Company's Consolidated Statement of Financial Condition as a component of Preferred stock.

SERIES D On July 21, 1998, Holdings issued 4,000,000 Depository Shares, each representing 1/100th of a share of 5.67% Cumulative Preferred Stock, Series D ("Series D Preferred Stock"), $1.00 par value. These shares have a redemption price of $5,000 per share, together with accrued and unpaid dividends. Holdings may redeem any or all of the outstanding shares of Series D Preferred Stock beginning on August 31, 2008. The $200 million redemption value of the shares outstanding at November 30, 2001 is classified on the Company's Consolidated Statement of Financial Condition as a component of Preferred stock.

SERIES E On March 28, 2000, Holdings issued 5,000,000 Depository Shares, each representing 1/100th of a share of Fixed/Adjustable Rate Cumulative Preferred Stock, Series E ("Series E Preferred Stock"), $1.00 par value. The initial cumulative dividend rate on the Series E Preferred Stock is 7.115% per annum through May 31, 2005; thereafter the rate will be the higher of either the three-month U.S. Treasury Bill rate, the 10-year Treasury constant maturity rate or the 30-year U.S. Treasury constant maturity rate, in each case plus 1.15%, but in any event not less than 7.615% nor greater than 13.615%. These shares have a redemption price of $5,000 per share, together with accrued and unpaid dividends. Holdings may redeem any or all of the outstanding shares of Series E Preferred Stock beginning on May 31, 2005. The $250 million redemption value of the shares outstanding at November 30, 2001 is classified on the Company's Consolidated Statement of Financial Condition as a component of Preferred stock.

REDEEMABLE VOTING In 1994, Holdings issued the Redeemable Voting Preferred Stock to American Express and Nippon Life for $1,000. The holders of the Redeemable Voting Preferred Stock are entitled to receive annual dividends through May 31, 2002, in an amount equal to 50% of the amount, if any, by which the Company's net income for each fiscal year exceeds $400 million, up to a maximum of $50 million per year. For the last dividend period, which runs from December 1, 2001 to May 31, 2002, holders are entitled to receive a dividend equal to 50% of the amount, if any, by which the Company's net income for the first six months of fiscal 2002 exceeds $200 million, up to a maximum of $25 million. For the years ended November 30, 2001, 2000 and 1999, the Company's net income resulted in the recognition of dividends in each year in the amount of $50 million on the Redeemable Voting Preferred Stock.

Holdings is required to redeem all of the Redeemable Preferred Stock on the final dividend payment, July 15, 2002, for a total of $1,000. In the event of a change of control of the Company, holders of the Redeemable Preferred Stock had the right to require Holdings to redeem all of the stock for an aggregate redemption price equal to $50 million if such change of control occurred prior to November 30, 2001. If a change of control was not approved by a majority of Holdings' Board of Directors, the funds for redemption would have had to be raised by an offering of Holdings' equity securities, which were not redeemable. The Redeemable Preferred Stock is not convertible into common stock.

Common Stock

In 2000, Lehman Brothers' Board of Directors declared a two-for-one common split, effected in the form of a 100% stock dividend. All share and per share data presented in this Annual Report to Stockholders reflect the effect of the split.

In April 2001, the Company's shareholders approved the adoption of an amendment of the Company's Restated Certificate of Incorporation to increase the aggregate number of authorized shares of common stock from 300 million to 600 million.

Changes in shares of Holdings' common stock outstanding are as follows:

Common Stock

November 30	2001	2000	1999
Shares outstanding, beginning of period	236,395,332	239,825,620	227,315,754
Exercise of stock options and other share issuances	8,369,721	10,015,048	1,925,642
Treasury stock purchases	(23,230,962)	(25,245,336)	(12,415,776)
Issuances of shares to the RSU Trust	16,000,000	11,800,000	23,000,000
Shares outstanding, end of period	237,534,091	236,395,332	239,825,620

During the years ended November 30, 2001, 2000 and 1999, the Company repurchased or acquired shares of its Common Stock at an aggregate cost of approximately $1,676 million, $1,203 million and $353 million, respectively. These shares were acquired in the open market and from employees who had tendered mature shares to pay for the exercise cost of stock options and related tax withholding obligations. These shares are being reserved for future issuances under employee stock-based compensation plans.

In 1997, the Company established an irrevocable grantor trust (the "RSU Trust") in order to provide common stock voting rights to employees who hold outstanding restricted stock units and to encourage employees to think and act like owners. The RSU Trust was initially funded in 1997 with a total of 32.0 million shares consisting of 10.0 million treasury shares for restricted stock unit ("RSU") awards under the Employee Incentive Plan and 22.0 million new issue shares of Common Stock for RSU awards under the 1994 Management Ownership Plan. In 2001, 2000 and 1999, 16.0 million, 11.8 million and 23.0 million Treasury shares, respectively, were transferred into the RSU Trust. At November 30, 2001, approximately 45.7 million shares were held in the RSU Trust with a total value of approximately $827 million. For accounting purposes, these shares are valued at weighted-average grant prices.

Shares transferred to the RSU Trust do not impact the total number of shares used in the computation of earnings per common share because the Company considers the RSUs as common stock equivalents for purposes of this computation. Accordingly, the establishment of the RSU Trust has had no effect on the total equity, net income or earnings per share of the Company.

Incentive Plans

EMPLOYEE STOCK PURCHASE PLAN The Employee Stock Purchase Plan (the "ESPP") allows employees to purchase Common Stock at a 15% discount from market value, with a maximum of $25,000 in annual aggregate purchases by any one individual. The number of shares of Common Stock authorized for purchase by eligible employees is 12.0 million. As of November 30, 2001 and 2000, 5.5 million shares and 5.2 million shares, respectively, of Common Stock had cumulatively been purchased by eligible employees through the ESPP.

1994 INCENTIVE PLANS The 1994 Management Replacement Plan (the "Replacement Plan") provided awards similar to the American Express common shares granted to Company employees which were canceled as of the date of the spin-off from American Express. Through November 30, 2001, a total of 3.9 million awards had been granted under the Replacement Plan, including both stock options and restricted stock; 0.1 million shares were outstanding at November 30, 2001. No future awards will be granted under this plan.

The Lehman Brothers Holdings Inc. 1994 Management Ownership Plan (the "1994 Plan") provides for the issuance of RSUs, performance stock units ("PSUs"), stock options and other equity awards for a period of up to ten years to eligible employees. A total of 33.3 million shares of Common Stock may be granted under the 1994 Plan. At November 30, 2001, RSU, PSU and stock option awards with respect to 31.1 million shares of Common Stock have been made under the 1994 Plan of which 1.5 million are outstanding and 29.6 million have been converted to freely transferable Common Stock. The Company will utilize the remaining authorization of 2.2 million shares to satisfy dividend reinvestment requirements for outstanding awards and to fund the annual RSU awards for the Company's non-employee directors.

1996 MANAGEMENT OWNERSHIP PLAN During 1996, the Company's stockholders approved the 1996 Management Ownership Plan (the "1996 Plan") under which awards similar to those of the 1994 Plan may be granted, and under which up to 42.0 million shares of Common Stock may be subject to awards. At November 30, 2001, RSU, PSU and stock option awards with respect to 31.4 million shares of Common Stock have been made under the 1996 Plan of which 18.9 million are outstanding and 12.5 million have been converted to freely transferable Common Stock.

EMPLOYEE INCENTIVE PLAN The Employee Incentive Plan ("EIP") has provisions similar to the 1994 Plan and the 1996 Plan, and authorization from the Board of Directors for the issuance of up to 196.0 million shares of Common Stock which may be subject to awards. At November 30, 2001, awards with respect to 157.8 million shares of Common Stock have been made under the EIP of which 124.3 million are outstanding and 33.5 million have been converted to freely transferable Common Stock.

The following is a summary of RSUs outstanding under Holdings' stock-based incentive plans:

Restricted Stock Units

	1994 Plan	1996 Plan	EIP	Total
BALANCE, NOVEMBER 30, 1998	23,391,032	3,172,476	53,790,244	80,353,752
Granted	386,422	2,376,634	13,960,994	16,724,050
Canceled	(122,826)	(59,734)	(3,678,534)	(3,861,094)
Exchanged for stock without restrictions	(9,375,418)	(41,758)	(733,752)	(10,150,928)
BALANCE, NOVEMBER 30, 1999	14,279,210	5,447,618	63,338,952	83,065,780
Granted	56,503	2,730,011	19,434,315	22,220,829
Canceled	(180,445)	(490,009)	(2,746,069)	(3,416,523)
Exchanged for stock without restrictions	(11,760,416)		(7,487,129)	(19,247,545)
BALANCE, NOVEMBER 30, 2000	2,394,852	7,687,620	72,540,069	82,622,541
Granted	6,455	73,093	15,212,899	15,292,447
Canceled	(1,049,608)	(898,037)	(1,321,180)	(3,268,825)
Exchanged for stock without restrictions	(388,967)	(662,854)	(17,137,271)	(18,189,092)
BALANCE, NOVEMBER 30, 2001	962,732	6,199,822	69,294,517	76,457,071

Eligible employees receive RSUs as a portion of their total compensation in lieu of cash. There is no further cost to employees associated with the RSU awards. The Company measures compensation cost for RSUs based on the market value of its Common Stock at the grant date and amortizes this amount to expense over the applicable vesting periods. RSU awards made to employees have various vesting provisions and generally convert to unrestricted freely transferable Common Stock five years from the grant date. Holdings accrues a dividend equivalent on each RSU outstanding (in the form of additional RSUs), based on dividends declared on its Common Stock.

In 2001, the Company delivered 11.8 million shares of its Common Stock to current and former employees in satisfaction of RSUs awarded in 1996. Substantially all of the shares delivered were funded from the RSU Trust. The Company also received 3.4 million shares from current and former employees in satisfaction of applicable tax withholding requirements. Shares received were recorded as Treasury stock at an aggregate value of $257 million.

Of the RSUs outstanding at November 30, 2001, approximately 21.9 million RSUs were vested, approximately 14.7 million RSUs will vest during fiscal 2002, and the remaining RSUs will vest subsequent to November 30, 2002.

Included in the previous table are PSUs the Company has awarded to certain senior officers. The number of PSUs which may be earned is dependent upon the achievement of certain performance levels within predetermined performance periods. During the performance period these PSUs are accounted for as variable awards. At the end of a performance period, any PSUs earned will convert one-for-one to RSUs which then vest in three, four or five years. As of November 30, 2001, approximately 9.1 million PSUs have been awarded to date, subject to vesting and transfer restrictions. The compensation cost for the RSUs payable in satisfaction of PSUs is accrued over the combined performance and vesting periods.

Total compensation cost recognized during 2001, 2000 and 1999 for the Company's stock-based awards was approximately $544 million, $520 million and $363 million, respectively.

At November 30, 2001 and 2000, approximately 14.8 million and 18.0 million stock options, respectively, were exercisable at weighted-average prices of $25.04 and $22.49, respectively.

Stock Options

	1994 Plan	Replace-ment Plan	1996 Plan	EIP	Total	Weighted-Average Exercise Price	Expiration Dates
BALANCE, NOVEMBER 30, 1998	2,286,902	944,306	10,549,670	11,543,340	25,324,218	$17.32	2/99–11/08
Granted	56,238		4,300,000	16,881,168	21,237,406	$27.16	
Exercised	(889,598)	(330,568)		(234,560)	(1,454,726)	$11.10	
Canceled	(34,560)	(3,670)	(200,000)	(589,912)	(828,142)	$22.12	
BALANCE, NOVEMBER 30, 1999	1,418,982	610,068	14,649,670	27,600,036	44,278,756	$22.15	6/00–11/09
Granted	37,520		6,600,000	18,469,555	25,107,075	$34.89	
Exercised	(805,600)	(257,500)	(5,139,586)	(3,273,872)	(9,476,558)	$17.04	
Canceled	(165,600)	(238)	(2,300,000)	(2,875,796)	(5,341,634)	$24.89	
BALANCE, NOVEMBER 30, 2000	485,302	352,330	13,810,084	39,919,923	54,567,639	$28.62	2/01–11/10
Granted	49,102		2,550,000	18,930,742	21,529,844	$53.28	
Exercised	(10,000)	(209,234)	(3,645,584)	(2,396,212)	(6,261,030)	$16.49	
Canceled		(4,762)		(1,437,477)	(1,442,239)	$27.01	
BALANCE, NOVEMBER 30, 2001	524,404	138,334	12,714,500	55,016,976	68,394,214	$37.53	1/02–11/11

The weighted-average remaining contractual life of the stock options outstanding at November 30, 2001 is 5.84 years. The exercise price for all stock options awarded has been equal to the market price of Common Stock on the day of grant.

The following table provides further details relating to Holdings' stock options outstanding as of November 30, 2001:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Number Exercisable	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)
$ 9.00–$ 9.99	505,454	$ 9.00	1.94	505,454	$ 9.00	1.94
$10.00–$19.99	293,573	$16.21	1.47	254,563	$15.65	0.47
$20.00–$29.99	23,413,598	$23.28	3.78	9,322,884	$22.09	2.91
$30.00–$39.99	17,268,804	$33.52	4.63	4,557,814	$32.75	3.20
$40.00–$49.99	14,295,658	$47.83	9.17	120,014	$49.06	4.62
$50.00–$59.99	4,199,102	$51.37	4.06			
$60.00–$69.99	8,418,025	$63.40	9.65			
BALANCE, NOVEMBER 30, 2001	68,394,214	$37.53	5.84	14,760,729	$25.04	2.94

The disclosure requirements of SFAS No. 123 require companies which elect not to record the fair value of stock-based compensation awards in the Consolidated Statement of Income to provide pro forma disclosures of net income and earnings per share in the Notes to the Consolidated Financial Statements as if the fair value of stock-based compensation had been recorded. The Company utilized the Black-Scholes option-pricing model to quantify the pro forma effects on net income and earnings per common share of the fair value of the stock options granted and outstanding during 2001, 2000 and 1999. Based on the results of the model, the weighted-average fair value of the stock options granted was $13.54, $9.91 and $6.99 for 2001, 2000 and 1999, respectively. The weighted-average assumptions which were used for 2001, 2000 and 1999 included risk-free interest rates of 4.16%, 6.27% and 5.25%, an expected life of 4.5 years, 3.6 years and 3.5 years, and expected volatility of 30%, 35% and 35%, respectively. In addition, annual dividends of $0.28, $0.22 and $0.18 were assumed for the 2001, 2000 and 1999 options, respectively.

The Company's 2001, 2000 and 1999 pro forma net income would have been $1,183 million, $1,725 million and $1,091 million, respectively, compared to actual net income of $1,255 million, $1,775 million and $1,132 million, respectively. Pro forma earnings per common share for 2001, 2000 and 1999 would have been $4.20, $6.32 and $3.99, respectively, compared to actual earnings per common share of $4.38, $6.38 and $4.08, respectively. The pro forma amounts reflect the effects of the Company's stock option grants and the 15% purchase discount from market value offered to the Company's employees who participate in the ESPP.

Earnings Per Common Share

Earnings per share was calculated as follows:

Earnings Per Common Share

Three years ended *In millions, except for per share data*	2001	2000	1999
NUMERATOR:			
Net income	$1,255	$1,775	$1,132
Preferred stock dividends	94	96	95
Numerator for basic earnings per share — income available to common stockholders	$1,161	$1,679	$1,037
Convertible preferred stock dividends	–	8	17
Numerator for diluted earnings per share — income available to common stockholders (adjusted for assumed conversion of preferred stock)	$1,161	$1,687	$1,054
DENOMINATOR:			
Denominator for basic earnings per share—weighted-average shares	243.1	243.8	243.0
Effect of dilutive securities:			
Employee stock options	16.2	13.0	6.2
Restricted stock units	6.0	5.0	3.8
Preferred shares assumed converted into common	–	2.4	5.6
Dilutive potential common shares	22.2	20.4	15.6
Denominator for diluted earnings per share—adjusted weighted-average shares	265.3	264.2	258.6
BASIC EARNINGS PER SHARE	$ 4.77	$ 6.89	$ 4.27
DILUTED EARNINGS PER SHARE	$ 4.38	$ 6.38	$ 4.08

For 2000 and 1999, Convertible Voting Preferred Shares were convertible into common shares at a conversion price of approximately $61.50 per share. However, for purposes of calculating dilutive earnings per share, preferred shares were assumed to be converted into common shares when basic earnings per share exceed preferred dividends per share obtainable upon conversion (approximately $3.08 on an annualized basis).

Capital Requirements

The Company operates globally through a network of subsidiaries, with several subject to regulatory requirements. In the United States, LBI, as a registered broker-dealer, is subject to the Securities and Exchange Commission ("SEC") Rule 15c3-1, the Net Capital Rule, which requires LBI to maintain net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or 4% of funds required to be segregated for customers' regulated commodity accounts, as defined. At November 30, 2001, LBI's regulatory net capital, as defined, of $1,771 million exceeded the minimum requirement by $1,589 million.

LBIE, a United Kingdom registered broker-dealer and subsidiary of Holdings, is subject to the capital requirements of the Securities and Futures Authority ("SFA") of the United Kingdom. Financial resources, as defined, must exceed the total financial resources requirement of the SFA. At November 30, 2001, LBIE's financial resources of approximately $2,389 million exceeded the minimum requirement by approximately $703 million. Lehman Brothers Japan Inc.'s Tokyo branch, a regulated broker-dealer, is subject to the capital requirements of the Financial Services Agency and at November 30, 2001, had net capital of approximately $302 million which was approximately $129 million in excess of the specified levels required. Lehman Brothers Bank, FSB (the "Bank"), the Company's thrift subsidiary, is regulated by the Office of Thrift Supervision ("OTS"). The Bank exceeds all regulatory capital requirements and is considered well capitalized by the OTS. Certain other non-U.S. subsidiaries are subject to various securities, commodities and banking regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which they operate. At November 30, 2001, these other subsidiaries were in compliance with their applicable local capital adequacy requirements. In addition, the Company's "AAA" rated derivatives subsidiaries, Lehman Brothers Financial Products Inc. ("LBFP") and Lehman Brothers Derivative Products Inc. ("LBDP"), have established certain capital and operating restrictions which are reviewed by various rating agencies. At November 30, 2001, LBFP and LBDP each had capital which exceeded the requirement of the most stringent rating agency by approximately $68 million and $27 million, respectively.

The regulatory rules referred to above, and certain covenants contained in various debt agreements, may restrict Holdings' ability to withdraw capital from its regulated subsidiaries, which in turn could limit its ability to pay dividends to shareholders. At November 30, 2001, approximately $5.3 billion of net assets of subsidiaries were restricted as to the payment of dividends to Holdings.

Employee Benefit Plans

The Company provides various pension plans for the majority of its employees worldwide. In addition, the Company provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. The following summarizes these plans:

Employee Benefit Plans

In millions, Except for weighted-average	Pension Benefits November 30		Postretirement Benefits November 30	
	2001	2000	2001	2000
CHANGE IN BENEFIT OBLIGATION				
Benefit obligation at beginning of year	$667	$654	$ 50	$ 47
Service cost before expenses	15	14	1	1
Interest cost	49	46	3	4
Actuarial (gain) loss	67	(5)		1
Change due to discount rate	4		3	
Benefits paid	(24)	(23)	(4)	(3)
Foreign currency exchange rate changes	(2)	(19)		
Benefit obligation at end of year	$776	$667	$ 53	$ 50
CHANGE IN PLAN ASSETS				
Fair value of plan assets at beginning of year	$914	$918		
Actual return on plan assets, net of expenses	(88)	36		
Employer contribution	2	2		
Benefits paid	(24)	(23)		
Foreign currency exchange rate changes	(1)	(19)		
Fair value of plan assets at end of year	$803	$914		
Funded (underfunded) status	$ 27	$247	$ (53)	$(50)
Unrecognized net actuarial (gain) loss	284	31	(19)	(22)
Unrecognized prior service cost (credit)	20	17	(4)	(5)
Prepaid (accrued) benefit cost	$331	$295	$ (76)	$(77)
WEIGHTED-AVERAGE ASSUMPTIONS				
Discount rate	6.89%	7.42%	7.25%	7.75%
Expected return on plan assets	10.81%	10.88%		
Rate of compensation increase	4.82%	4.96%	5.00%	5.00%

Components of Net Periodic Benefit Cost

In millions	Pension Benefits Twelve Months Ended November 30			Postretirement Benefits Twelve Months Ended November 30		
	2001	2000	1999	2001	2000	1999
Service cost	$ 15	$ 14	$ 22	$ 1	$ 1	$ 1
Interest cost	49	46	45	3	4	4
Expected return on plan assets	(97)	(96)	(77)	–	–	–
Recognized net actuarial (gain) loss	–	1	2	(1)	(2)	(2)
Unrecognized prior service cost (credit)	1	1	2			
Net periodic benefit (income) cost	$(32)	$(34)	$ (6)	$ 3	$ 3	$ 3

For measurement purposes, the annual health care cost trend rate was assumed to be 6.5% for the year ended November 30, 2002. The rate was assumed to decrease 0.5% per year to 5.5% in the year ended November 30, 2004 and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amount reported for postretirement benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

In millions	1% Point Increase	1% Point Decrease
Effect on total service and interest cost components in fiscal 2001	$ 0.3	$(0.3)
Effect on postretirement benefit obligation at November 30, 2001	$ 3.4	$(3.4)

Income Taxes

The Company files a consolidated U.S. federal income tax return reflecting the income of Holdings and its subsidiaries.

The provision for income taxes consists of the following:

Income Taxes

In millions *Twelve months ended November 30*	2001	2000	1999
CURRENT			
Federal	$ 491	$ 295	$ 121
State	148	45	117
Foreign	441	577	364
	1,080	917	602
DEFERRED			
Federal	(406)	(114)	2
State	(65)	(54)	(54)
Foreign	(172)	(1)	(93)
	(643)	(169)	(145)
Provision for income taxes	$ 437	$ 748	$ 457

Income before taxes included ($50) million, $1,287 million and $595 million that has also been subject to income taxes of foreign jurisdictions for 2001, 2000 and 1999, respectively.

The income tax provision differs from that computed by using the statutory federal income tax rate for the reasons shown below:

In millions *Twelve months ended November 30*	2001	2000	1999
Federal income taxes at statutory rate	$ 612	$ 903	$ 571
State and local taxes	54	(6)	41
Tax-exempt income	(176)	(130)	(109)
Amortization of goodwill	2	2	2
Foreign operations	(55)	(15)	(6)
Other, net	–	(6)	(42)
Provision for income taxes	$ 437	$ 748	$ 457

The decrease in the effective tax rate in 2001 was primarily due to a greater impact of permanent differences due to a decrease in the level of pretax income, an increase in tax-exempt income and a higher level of income from foreign operations.

Income tax benefit of approximately $549 million, $373 million and $90 million were allocated to Additional paid-in capital related to various employee compensation plans for 2001, 2000 and 1999. In addition, the Company recorded $(1) million, $(8) million and $(11) million of tax (benefits)/provisions from the translation of foreign currencies, which was recorded directly in Accumulated Other Comprehensive Income, for the fiscal years 2001, 2000 and 1999, respectively. These benefits will reduce the amount of current income taxes payable.

The Company permanently reinvested its earnings in certain foreign subsidiaries. As of November 30, 2001, $217 million of the Company's accumulated earnings were permanently reinvested. At current tax rates, additional federal income taxes (net of available tax credits) of $70 million would become payable if such income were to be repatriated.

Deferred income taxes are provided for the differences between the tax basis of assets and liabilities and their reported amounts in the Consolidated Financial Statements. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse. The Company provides for deferred income taxes on undistributed earnings of foreign subsidiaries which are not permanently reinvested.

At November 30, 2001 and 2000 the deferred tax assets and liabilities consisted of the following:

Deferred Tax Assets and Liabilities

In millions *November 30*	2001	2000
DEFERRED TAX ASSETS		
Liabilities/accruals not currently deductible	$ 459	$ 439
Deferred compensation	782	641
Unrealized trading activity	101	75
Foreign tax credits	168	33
Undistributed earnings of foreign subsidiaries (net of credits)	241	12
NOL carryforwards	113	5
Other	103	95
	$ 1,967	$ 1,300
Less: Valuation allowance	(18)	(18)
Total deferred tax assets net of valuation allowance	$ 1,949	$ 1,282
DEFERRED TAX LIABILITIES		
Excess tax over financial depreciation	$ (119)	$ (121)
Pension and retirement costs	(96)	(78)
Other	(55)	(57)
Total deferred tax liabilities	$ (270)	$ (256)
Net Deferred Tax Assets	$ 1,679	$ 1,026

The net deferred tax assets are included in Other assets in the accompanying Consolidated Statement of Financial Condition.

The valuation allowance recorded against deferred tax assets at November 30, 2001 and 2000 will reduce goodwill if future circumstances permit recognition. The valuation allowance relates to temporary differences resulting from the 1988 acquisition of E.F. Hutton Group, Inc. (now known as LB I Group Inc.) which are subject to separate company limitations. If future circumstances permit the recognition of the acquired tax benefit, then goodwill will be reduced.

The Company has approximately $242 million of NOL carryforwards, substantially all of which are scheduled to expire in 2021. The Company also has $168 million of foreign tax credit carryforwards which will expire in 2006.

Securities Pledged as Collateral

The Company enters into secured borrowing and lending transactions to finance trading inventory positions, obtain securities for settlement, and meet customers' needs. The company primarily receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans and other loans. The Company is generally permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. The Company carries secured financing agreements for financial reporting purposes on a net basis when permitted under the provision of Financial Accounting Standards Board Interpretations No. 41 ("FIN 41"). At November 30, 2001, the fair value of securities received as collateral and securities owned that have not been sold or repledged totaled approximately $38 billion. The gross fair value of securities received as collateral where the Company was permitted to sell or repledge the securities was approximately $245 billion. Of this collateral, approximately $234 billion has been sold or repledged, generally as collateral under repurchase agreements or to cover securities and other financial instruments sold but not yet purchased.

Securities owned pledged as collateral at November 30, 2001 for which the counterparty has the right to sell or repledge are comprised of the following amounts:

In millions *November 30*	2001
Securities and other financial instruments owned:	
Corporate equities	$15,178
Corporate debt and other	10,051
Governments and agencies	2,596
Certificates of deposit and other money market instruments	692
Total	$28,517

The carrying value of securities and other financial instruments owned that have been pledged to counterparties where those counterparties do not have the right to sell or repledge are as follows:

In millions *November 30*	2001
Securities and other financial instruments owned:	
Mortgages and mortgage-backed	$20,776
Governments and agencies	17,672
Corporate debt and other	7,199
Corporate equities	4,098
Certificates of deposit and other money market instruments	2,173
Total	$51,918

Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset (e.g., Treasury bond), index (e.g., S&P 500) or reference rate (e.g., LIBOR). Over-the-counter ("OTC") derivative products are privately negotiated contractual agreements that can be tailored to meet individual client needs and include forwards, swaps and certain options including caps, collars and floors. Exchange-traded derivative products are standardized contracts transacted through regulated exchanges and include futures and certain option contracts listed on an exchange.

In the normal course of business, the Company enters into derivative transactions both in a trading capacity and as an end-user. Acting in a trading capacity, the Company enters into derivative transactions to satisfy the needs of its clients and to manage the Company's own exposure to market and credit risks resulting from its trading activities (collectively, "Trading-Related Derivative Activities"). As an end-user, the Company primarily enters into interest rate swap and option contracts to adjust the interest rate nature of its funding sources from fixed to floating rates, and to change the index upon which floating interest rates are based (e.g., Prime to LIBOR) (collectively, "End-User Derivative Activities"). There is an extensive range of derivative products available in the marketplace, which can vary from a simple forward foreign exchange contract to a complex derivative instrument with multiple risk characteristics involving the aggregation of the risk characteristics of a number of derivative product types including swap products, options and forwards. Listed below are examples of various derivative product types along with a brief discussion of the performance mechanics of certain specific derivative instruments.

SWAP PRODUCTS Interest rate swap products include interest rate and currency swaps, leveraged swaps, swap options, other interest rate option products including caps, collars and floors, and credit default swaps. An interest rate swap is a negotiated OTC contract in which two parties agree to exchange periodic interest payments for a defined period, calculated based upon a predetermined notional amount. Interest payments are usually exchanged on a net basis throughout the duration of the swap contract. A currency swap is an OTC agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and completion of the swap term. Leveraged swaps involve the multiplication of the interest rate factor upon which the interest payment streams are based (e.g., Party A pays three times the six-month LIBOR). Caps are contractual commitments that require the writer to pay the purchaser the amount by which an interest reference rate exceeds a defined contractual rate, if any, at specified times during the contract. Conversely, a floor is a contractual commitment that requires the writer to pay the amount by which a defined contractual rate exceeds an interest reference rate at specified times over the life of the contract, if any. Equity swaps are contractual agreements whereby one party agrees to receive the appreciation (or depreciation) value over a strike price on an equity investment in return for paying another rate, which is usually based upon equity index movements or interest rates. Commodity swaps are contractual commitments to exchange the fixed price of a commodity for a floating price (which is usually the prevailing spot price) throughout the swap term. Credit derivatives are contractual agreements that provide insurance against a credit event of one or more referenced credits. The nature of the credit event is established by the buyer and seller at the inception of the transaction, and such events include bankruptcy, insolvency, rating agency downgrade and failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a contingent payment by the seller (insurer) following a credit event. The Company acts as both a buyer and seller of credit derivatives.

OPTIONS Option contracts provide the option purchaser (holder) with the right but not the obligation to buy or sell a financial instrument, commodity or currency at a predetermined exercise price (strike price) during a defined period (American Option) or at a specified date (European Option). The option purchaser pays a premium to the option seller (writer) for the right to exercise the option. The option seller is obligated to buy (put) or sell (call) the item underlying the contract at a set price, if the option purchaser chooses to exercise. Option contracts also exist for various indices and are similar to options on a security or other instrument except that, rather than physical settling with delivery of the underlying instrument, they are cash settled. As a purchaser of an option contract, the Company is subject to credit risk, since the counterparty is obligated to make payments under the terms of the option contract, if the Company exercises the option. As the writer of an option contract, the Company is not subject to credit risk but is subject to market risk, since the Company is obligated to make payments under the terms of the option contract if exercised.

Option contracts may be exchange-traded or OTC. Exchange-traded options are the obligations of the exchange and generally have standardized terms and performance mechanics. In contrast, all of the terms of an OTC option including the method of settlement, term, strike price, premium and security are determined by negotiation of the parties.

FUTURES AND FORWARDS Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity at a specified future date and price. Maintaining a futures contract requires the Company to deposit with the exchange an amount of cash or other specified assets as security for its obligation. Therefore, the potential for losses from exchange-traded products is limited. As of November 30, 2001 the Company had approximately $2.6 billion on deposit with futures exchanges consisting of cash and securities (customer and proprietary). Additionally, futures exchanges generally require the daily cash settlement of unrealized gains/losses on open contracts with the futures exchange. Therefore, futures contracts provide a reduced funding alternative to purchasing the underlying cash position in the marketplace. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement (for index futures) on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date.

Forwards are OTC contractual commitments to purchase or sell a specified amount of a financial instrument, foreign currency or commodity on a future date at a predetermined price. TBAs are forward contracts which give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. Therefore, TBAs subject the holder to both interest rate risk and principal prepayment risk.

TRADING-RELATED DERIVATIVE ACTIVITIES Derivatives are subject to various risks similar to other financial instruments including market, credit and operational risk. In addition, the Company may be exposed to legal risks related to its derivative activities including the possibility that a transaction may be unenforceable under applicable law. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with its proprietary trading and market-making activities in cash instruments as part of its firmwide risk management policies.

Derivatives are generally based upon notional amounts. Notional amounts are not recorded on-balance sheet, but rather are utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional amounts provide a measure of the Company's involvement with such instruments, but are not indicative of actual or potential risk.

As of November 30, 2001 and 2000, the Company had total notional/contract amounts of trading related derivative activities of $5,394 billion and $3,417 billion, respectively. Of the total notional amounts approximately $4,917 billion and $3,171 billion are over-the-counter and $477 billion and $246 billion are exchange-traded as of November 30, 2001 and 2000, respectively. The total weighted-average maturity at November 30, 2001, for over-the-counter and exchange-traded contracts was 4.39 years and 0.71 years, respectively. Approximately $1,674 billion of the notional/contract amount of the Company's Trading-Related Derivative Activities mature within the year ending November 30, 2002, of which approximately 47% have maturities of less than one month.

The Company records its Trading-Related Derivative Activities on a mark-to-market basis with realized and unrealized gains and losses recognized currently in Principal transactions in the Consolidated Statement of Income. Unrealized gains and losses on derivative contracts are recorded on a net basis in the Consolidated Statement of Financial Condition for those transactions with counterparties executed under a legally enforceable master netting agreement and are netted across products when such provisions are stated in the master netting agreement. The Company offers equity, fixed income and foreign exchange products to its customers. Because of the integrated nature of the market for such products, each product area trades cash instruments as well as derivative products.

Listed in the following table is the fair value of the Company's Trading-Related Derivative Activities as of November 30, 2001 and 2000. Assets and liabilities represent net unrealized gains (amounts receivable from counterparties) and net unrealized losses (amounts payable to counterparties), respectively.

Fair Value of Trading-Related Derivative Financial Instruments

	Fair Value* November 30, 2001**		Fair Value* November 30, 2000	
In millions	Assets	Liabilities	Assets	Liabilities
Interest rate, currency and credit default swaps and options *(including caps, collars and floors)*	$ 6,482	$ 6,485	$ 4,349	$ 3,390
Foreign exchange forward contracts and options	740	1,111	902	1,361
Other fixed income securities contracts *(including futures contracts, options and TBAs)*	747	226	496	418
Equity contracts *(including equity swaps, warrants and options)*	3,586	2,502	3,836	3,399
	$11,555	$10,324	$ 9,583	$ 8,568

*Amounts represent carrying value (exclusive of collateral) and do not include receivables or payables related to exchange-traded futures contracts.
**2001 information includes end-user derivative activity on a mark-to-market basis in accordance with SFAS No. 133.

Assets included in the table above represent the Company's unrealized gains, net of unrealized losses for situations in which the Company has a master netting agreement. Similarly, liabilities represent net amounts owed to counterparties. Therefore, the fair value of assets/liabilities related to derivative contracts at November 30, 2001 and 2000 represents the Company's net receivable/payable for derivative financial instruments before consideration of collateral. Included within the $11,555 million fair value of assets at November 30, 2001 was $10,555 million related to swaps and other OTC contracts and $1,000 million related to exchange-traded option and warrant contracts. Included within the $9,583 million fair value of assets at November 30, 2000 was $8,643 million related to swaps and other OTC contracts and $940 million related to exchange-traded option and warrant contracts.

The primary difference in risks related to OTC and exchange-traded contracts is credit risk. OTC contracts contain credit risk for unrealized gains from various counterparties for the duration of the contract, net of collateral. With respect to OTC contracts, including swaps, the Company views its net credit exposure to third-parties to be $7,909 million at November 30, 2001, representing the fair value of the Company's OTC contracts in an unrealized gain position, after consideration of collateral.

Counterparties to the Company's OTC derivative products are primarily financial intermediaries (U.S. and foreign banks), securities firms, corporations, governments and their agencies, finance companies, insurance companies, investment companies and pension funds. Collateral held related to OTC contracts generally includes cash and U.S. government and federal agency securities. Presented below is an analysis of the Company's net credit exposure at November 30, 2001 for OTC contracts based upon actual ratings made by external rating agencies or by equivalent ratings established and utilized by the Company's Credit Risk Management Department.

Counterparty Risk Rating	S&P/ Moody's Equivalent	Net Credit Exposure
1	AAA/Aaa	19%
2	AA-/Aa3 or higher	30%
3	A-/A3 or higher	30%
4	BBB-/Baa3 or higher	16%
5	BB-/Ba3 or higher	3%
6	B+/B1 or lower	2%

The Company's OTC contracts credit exposure by maturity is set forth below:

Counterparty Risk Rating	Less than 1 Year	2-5 Years	5-10 Years	Greater than 10 Years	Total
1	3%	6%	5%	5%	19%
2	11%	14%	3%	2%	30%
3	9%	12%	3%	6%	30%
4	5%	4%	2%	5%	16%
5	1%	1%	–	1%	3%
6	2%	–	–	–	2%
Total	31%	37%	13%	19%	100%

The Company is also subject to credit risk related to its exchange-traded derivative contracts. Exchange-traded contracts, including futures and certain options, are transacted directly on the exchange. To protect against the potential for a default, all exchange clearinghouses impose net capital requirements for their membership. Additionally, exchange clearinghouses require counterparties to futures contracts to post margin upon the origination of the contracts and for any changes in the market value of the contracts on a daily basis (certain foreign exchanges provide for settlement within three days). Therefore, the potential for losses from exchange-traded products is limited.

END-USER DERIVATIVE ACTIVITIES The Company utilizes a variety of derivative products for non-trading purposes as an end-user to modify the interest rate characteristics of its long-term debt portfolio and certain secured financing activities. In this regard, the Company primarily enters into fair value hedges utilizing interest rate swaps to convert a substantial portion of the Company's fixed rate long-term debt and certain term fixed rate secured financing activities to a floating interest rate. The ineffective portion of the fair value hedges were included in Interest Expense on the consolidated statement of income and were not material to the Company's results for the twelve months ended November 30, 2001. At November 30, 2001 and 2000, the notional amounts of the Company's end-user activities related to its long-term debt obligations were approximately $35.1 billion and $26.9 billion, respectively. (For a further discussion of the Company's long-term debt related end-user derivative activities see Note 4.)

The Company also utilizes derivative products as an end-user to modify its interest rate exposure associated with its secured financing activities, including securities purchased under agreements to resell, securities borrowed, securities sold under agreements to repurchase and securities loaned. As with the

Company's long-term debt, its secured financing activities expose the Company to interest rate risk. The Company, as an end-user, manages the interest rate risk related to these activities by utilizing derivative financial instruments, including interest rate swaps and purchased options. The Company designates certain specific derivative transactions against specific assets and liabilities with matching maturities. At November 30, 2001 and 2000, the Company, as an end-user, utilized derivative financial instruments with an aggregate notional amount of $8.8 billion and $8.5 billion, respectively, to modify the rate characteristics of its secured financing activities. The total notional amount of these agreements had a weighted-average maturity of 5.1 years and 3.5 years as of November 30, 2001 and 2000, respectively.

Fair Value of Financial Instruments

SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the Company to report the fair value of financial instruments, as defined. Assets and liabilities that are carried at fair value include all of the Company's trading assets and liabilities including derivative financial instruments used for trading purposes as described in Note 1, which are recorded as securities and other financial instruments owned and securities and other financial instruments sold but not yet purchased.

Assets and liabilities, which are recorded at contractual amounts that approximate market or fair value include cash and cash equivalents, cash and securities segregated and on deposit for regulatory and other purposes, receivables, certain other assets, commercial paper and short-term debt, and payables. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and their variable interest rates.

In 2001, the Company's long-term debt is recorded at historical amounts, unless designated as the hedged item in a fair value hedge under SFAS 133. The Company carries such hedged debt on a modified mark-to-market basis, which amount could differ from fair value. In 2000, the Company's long-term debt is recorded at contractual rates.

The following table provides a summary of the fair value of the Company's long-term debt and related end-user derivative activities. The fair value of the Company's long-term debt was estimated using either quoted market prices or discounted cash flow analyses based on the Company's current borrowing rates for similar types of borrowing arrangements.

In millions	2001	2000
Carrying value of long-term debt	$38,301	$35,233
Fair value of long-term debt	$38,458	$35,193
Unrecognized net (loss) gain on long-term debt	$ (157)	$ 40

The Company carries its secured financing activities, including securities purchased under agreements to resell, securities borrowed, securities sold under agreements to repurchase, and securities loaned, at their original contract amount plus accrued interest. As the majority of such financing activities are short-term in nature, carrying value approximates fair value. As with the Company's long-term debt, its secured financing activities expose the Company to interest rate risk.

At November 30, 2001 and 2000, the Company, as an end-user, utilized derivative financial instruments with an aggregate notional amount of $8.8 billion and $8.5 billion, respectively, to modify the interest rate characteristics of its secured financing activities. At November 30, 2001, the carrying value of the secured financing activities designated as a fair value hedge, approximated its fair value. At November 30, 2000, the unrecognized net losses on derivatives associated with certain financing activities were $22 million, which were substantively offset by unrecognized net gains on related secured financing activities. Additionally, at November 30, 2001 and November 30, 2000, the Company had approximately $20 million and $8 million, respectively, of unrecognized losses related to approximately $8.5 billion for both years of long-term fixed rate repurchase agreements.

Other Commitments And Contingencies

As of November 30, 2001 and 2000, the Company was contingently liable for $1.1 billion and $2.1 billion, respectively, of letters of credit, primarily used to provide collateral for securities and commodities borrowed and to satisfy margin deposits at option and commodity exchanges, and other guarantees.

In connection with its financing activities, the Company had outstanding commitments under certain lending arrangements of approximately $2.1 billion and $3.2 billion, at November 30, 2001 and 2000, respectively. These commitments require borrowers to provide acceptable collateral, as defined in the agreements, when amounts are drawn under the lending facilities. Advances made under the above lending arrangements are typically at variable interest rates and generally provide for over-collateralization based upon the borrowers' creditworthiness.

In addition, the Company, through its high grade and high yield sales, trading and underwriting activities, makes commitments to extend credit in loan syndication transactions. The Company utilizes various hedging and funding strategies to actively manage its market, credit and liquidity exposures on these commitments. In addition, total commitments are not indicative of actual risk or funding requirements, as the commitments may not be drawn or fully utilized. These commitments and any related draw downs of these facilities typically have fixed maturity dates and are contingent upon certain representations, warranties and contractual conditions applicable to the borrower.

At November 30, 2001 and 2000, the Company had net lending commitments to investment grade borrowers of $4.1 billion (gross commitments of $5.9 billion less $1.8 billion of associated hedges) and $4.3 billion ($4.4 billion of gross commitments and $0.1 billion of associated hedges), respectively. Lending commitments to non-investment grade borrowers totaled $1.4 billion and $1.3 billion at November 30, 2001 and 2000, respectively. In addition, at November 30, 2001 and 2000, the Company has pre-arranged funding facilities with third party lenders of $4.9 billion and $3.8 billion, respectively, available to it to fund draw downs against these commitments. These funding facilities contain limits for certain concentrations of counterparty, industry or credit ratings of the underlying loans.

As of November 30, 2001, the Company had pledged securities, primarily fixed income, having a market value of approximately $31.8 billion, as collateral for securities borrowed having a market value of approximately $31.2 billion.

At November 30, 2001, the Company had commitments to enter into forward starting secured resale and repurchase agreements of $52.3 billion and $26.5 billion, respectively, as compared to secured resale and repurchase agreements of $51.9 billion and $17.0 billion, respectively, as of November 30, 2000.

Securities and other financial instruments sold but not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amount recorded. The ultimate gain or loss is dependent upon the price at which the underlying financial instrument is purchased to settle the Company's obligation under the sale commitment.

In the normal course of business, the Company is exposed to off-balance sheet credit and market risk as a result of executing, financing and settling various customer security and commodity transactions. Off-balance sheet risk arises from the potential that customers or counterparties fail to satisfy their obligations and that the collateral obtained is insufficient. In such instances, the Company may be required to purchase or sell financial instruments at unfavorable market prices. The Company seeks to control these risks by obtaining margin balances and other collateral in accordance with regulatory and internal guidelines.

At November 30, 2001 and 2000, the Company had commitments to invest up to $555 million and $357 million, respectively, directly and through partnerships in private equity related investments. These commitments will be funded as required through the end of the respective investment periods, principally expiring in 2004.

Subsidiaries of the Company, as general partner, are contingently liable for the obligations of certain public and private limited partnerships organized as pooled investment funds or engaged primarily in real estate activities. In the opinion of the Company, contingent liabilities, if any, for the obligations of such partnerships will not in the aggregate have a material adverse effect on the Company's consolidated financial position or results of operations.

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts, available insurance coverage and the advice of counsel, in the opinion of the Company such litigation will not, in the aggregate, have a material adverse effect on the Company's consolidated financial position, but may be material to the Company's operating results for any particular period, depending on the level of income for such period.

CONCENTRATIONS OF CREDIT RISK As a leading global investment bank, the Company is actively involved in securities underwriting, brokerage, distribution and trading. These and other related services are provided on a worldwide basis to a large and diversified group of clients and customers, including multinational corporations, governments, emerging growth companies, financial institutions and individual investors.

A substantial portion of the Company's securities and commodities transactions is collateralized and is executed with, and on behalf of, commercial banks and other institutional investors, including other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company.

Securities and other financial instruments owned by the Company include U.S. government and agency securities, and securities issued by non-U.S. governments, which in the aggregate, represented 11% of the Company's total assets at November 30, 2001. In addition, primarily all of the collateral held by the Company for resale agreements represented 34% of total assets at November 30, 2001, and consisted of securities issued by the U.S. government, federal agencies or non-U.S. governments. The Company's most significant industry concentration is financial institutions, which include other brokers and dealers, commercial banks and institutional clients. This concentration arises in the normal course of the Company's business.

LEASE COMMITMENTS The Company leases office space and equipment throughout the world and is a party to a ground lease with Rock 49th LLC covering 745 Seventh Avenue, which extends through 2028, and with the Battery Park City Authority covering 3 World Financial Center, which extends through 2069. Total rent expense for 2001, 2000 and 1999 was $98 million, $47 million and $37 million, respectively. Certain leases on office space contain escalation clauses providing for additional rentals based upon maintenance, utility and tax increases.

Minimum future rental commitments under non-cancelable operating leases (net of subleases of $182 million) are as follows:

Minimum Future Rental Commitments

In millions	
Fiscal 2002	$ 138
Fiscal 2003	128
Fiscal 2004	165
Fiscal 2005	171
Fiscal 2006	175
December 1, 2006 and thereafter	3,319
	$4,096

During the year, the Company entered into leases at 399 Park Avenue in New York and Canary Wharf in London which in aggregate total in excess of $2 billion of future rental commitments, which are included in the table above.

Segments

Lehman Brothers operates in three segments: Investment Banking, Capital Markets, and Client Services.

The Investment Banking Division provides advice to corporate, institutional and government clients throughout the world on mergers, acquisitions and other financial matters. The Division also raises capital for clients by underwriting public and private offerings of debt and equity securities.

The Capital Markets Division includes the Company's institutional sales, trading, research and financing activities in equity and fixed income cash and derivatives products. Through the Division, the Company is a global market-maker in numerous equity and fixed income products, including U.S., European and Asian equities, government and agency securities, money market products, corporate high grade, high yield and emerging market securities, mortgage- and asset-backed securities, municipal securities, bank loans, foreign exchange and derivatives products. The Division also includes the Company's risk arbitrage and secured financing business, as well as realized and unrealized gains and losses related to the Company's direct private equity investments. The financing business manages the Company's equity and fixed income matched book activities, supplies secured financing to institutional clients and customers, and provides secured funding for the Company's inventory of equity and fixed income products.

Client Services revenues reflect earnings from the Company's private client and private equity businesses. Private Client revenues reflect the Company's high-net-worth retail customer flow activities as well as asset management fees earned from these clients. Private Equity revenues include the management and incentive fees earned in the Company's role as general partner for thirty-three Private Equity partnerships. In addition, these revenues also include the appreciation of its general partnership interests.

The Company's segment information for fiscal years 2001, 2000 and 1999 is presented below and was developed consistent with the accounting policies used to prepare the Company's consolidated financial statements.

Segments

In millions	Investment Banking	Capital Markets	Client Services	Total
NOVEMBER 30, 2001				
Net revenue	$1,925	$4,024	$ 787	$6,736
Earnings before taxes[1][2]	$ 373	$1,322	$ 180	$1,875
Segment assets (billions)	$ 1.7	$240.3	$ 5.8	$247.8
NOVEMBER 30, 2000				
Net revenue	$2,179	$4,689	$ 839	$7,707
Earnings before taxes[2]	$ 499	$1,801	$ 279	$2,579
Segment assets (billions)	$ 1.3	$218.3	$ 5.1	$224.7
NOVEMBER 30, 1999				
Net revenue	$1,664	$3,093	$ 583	$5,340
Earnings before taxes[2]	$ 509	$ 978	$ 144	$1,631
Segment assets (billions)	$ 0.9	$187.7	$ 3.6	$192.2

(1) Excludes the impact of a special charge of $127 million.

(2) And before dividends on preferred securities.

Net Revenues by Geographic Region

In millions *Twelve months ended November 30*	2001	2000	1999
U.S.	$4,241	$4,492	$3,160
Europe	1,955	2,389	1,650
Asia Pacific and other	540	826	530
Total	$6,736	$7,707	$5,340

The following information describes the Company's methods of allocating consolidated net revenues to geographic regions. Net revenues, if origination or trading-related, have been distributed based upon the location where the primary or secondary position was fundamentally risk managed; if fee-related, by the location of the senior coverage banker; if commission-related, by the location of the salespeople. In addition, certain revenues associated with domestic products and services which resulted from relationships with international clients and customers have been reclassified as international revenues using an allocation consistent with the Company's internal reporting.

Quarterly Information *(unaudited)*

The following information represents the Company's unaudited quarterly results of operations for 2001 and 2000. Certain amounts reflect reclassifications to conform to the current period's presentation. These quarterly results reflect all normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results. Revenues and earnings of the Company can vary significantly from quarter to quarter due to the nature of the Company's business activities.

Quarterly Information *(unaudited)*

In millions	2001				2000			
Except per share amounts	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 29
Total revenues	$4,300	$5,057	$6,284	$6,752	$6,414	$7,359	$6,334	$6,340
Interest expense	3,097	3,429	4,262	4,869	4,716	5,307	4,579	4,138
Net revenues	1,203	1,628	2,022	1,883	1,698	2,052	1,755	2,202
Non-interest expenses:								
Compensation and benefits	615	830	1,032	960	806	1,067	912	1,145
Other expenses	345	363	365	350	338	312	285	263
Special charge	127	–	–	–	–	–	–	–
Total non-interest expenses	1,087	1,193	1,397	1,310	1,144	1,379	1,197	1,408
Income before taxes and dividends on trust preferred securities	116	435	625	573	554	673	558	794
Provision for income taxes	(28)	112	181	172	141	202	166	239
Dividends on trust preferred securities	14	14	14	14	14	14	14	14
Net income	$ 130	$ 309	$ 430	$ 387	$ 399	$ 457	$ 378	$ 541
Net income applicable to common stock	$ 119	$ 298	$ 369	$ 375	$ 386	$ 444	$ 366	$ 482
Weighted-average shares								
Basic	241.9	240.4	243.9	246.2	241.9	242.3	246.3	246.1
Diluted	261.5	261.8	266.9	270.7	265.4	265.0	265.3	262.4
Earnings per common share								
Basic	$ 0.49	$ 1.24	$ 1.51	$ 1.52	$ 1.60	$ 1.83	$ 1.49	$ 1.96
Diluted	$ 0.46	$ 1.14	$ 1.38	$ 1.39	$ 1.46	$ 1.68	$ 1.39	$ 1.84
Dividends per common share	$0.070	$0.070	$0.070	$0.070	$0.055	$0.055	$0.055	$0.055
Book value per common share *(at period end)*	$31.81	$30.83	$29.93	$28.90	$28.78	$27.58	$25.59	$24.40

SELECTED FINANCIAL DATA

The following table summarizes certain consolidated financial information included in the audited consolidated financial statements.

In millions, except per share data, other data and financial ratios *Twelve months ended November 30*	2001	2000	1999	1998	1997
CONSOLIDATED STATEMENT OF INCOME					
Revenues:					
Principal transactions	$ 2,779	$ 3,713	$ 2,341	$ 1,373	$ 1,461
Investment banking	2,000	2,216	1,682	1,441	1,275
Commissions	1,091	944	651	513	423
Interest and dividends	16,470	19,440	14,251	16,542	13,635
Other	52	134	64	25	89
Total revenues	22,392	26,447	18,989	19,894	16,883
Interest expense	15,656	18,740	13,649	15,781	13,010
Net revenues	6,736	7,707	5,340	4,113	3,873
Non-interest expenses:					
Compensation and benefits	3,437	3,931	2,707	2,086	1,964
Other expenses	1,424	1,197	1,002	975	972
Special charge	127	–	–	–	–
Total non-interest expenses	4,988	5,128	3,709	3,061	2,936
Income before taxes and dividends on trust preferred securities	1,748	2,579	1,631	1,052	937
Provision for income taxes	437	748	457	316	290
Dividends on trust preferred securities	56	56	42	–	–
Net income	$ 1,255	$ 1,775	$ 1,132	$ 736	$ 647
Net income applicable to common stock	$ 1,161	$ 1,679	$ 1,037	$ 649	$ 572
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION *(at period end)*					
Total assets	$247,816	$224,720	$192,244	$153,890	$151,705
Total assets excluding matched book[(a)]	164,538	143,478	130,022	111,509	108,099
Long-term debt[(b)]	38,301	35,233	30,691	27,341	20,261
Preferred securities *(subject to mandatory redemption)*	710	860	710	–	–
Total stockholders' equity	8,459	7,781	6,283	5,413	4,523
Total capital[(c)]	47,470	43,874	37,684	32,754	24,784
PER SHARE DATA[(d)]					
Net income *(excluding special charge)*	$ 4.64	$ 6.38	$ 4.08	$ 2.60	$ 2.36
Dividends declared per common share	$ 0.28	$ 0.22	$ 0.18	$ 0.15	$ 0.12
Book value per common share *(at period end)*	$ 31.81	$ 28.78	$ 22.75	$ 18.53	$ 16.70
OTHER DATA (AT PERIOD END)					
Ratio of total assets to total stockholders' equity and preferred securities	27.0x	26.0x	27.5x	28.4x	33.5x
Ratio of total assets excluding matched book to total stockholders' equity and preferred securities[(a)]	17.9x	16.6x	18.6x	20.6x	23.9x
Employees	13,090	11,326	8,893	8,873	8,340
FINANCIAL RATIOS (%)					
Compensation and benefits/net revenues	51.0	51.0	50.7	50.7	50.7
Pretax operating margin *(excluding special charge)*	27.8	33.5	30.5	25.6	24.2
Pretax operating margin	26.0	33.5	30.5	25.6	24.2
Effective tax rate *(excluding special charge)*	26.3	29.0	28.0	30.0	30.9
Effective tax rate	25.0	29.0	28.0	30.0	30.9
Return on average common equity *(excluding special charge and redeemable preferred dividend)*	17.5	27.4	21.8	16.3	17.0
Return on average common equity	15.9	26.6	20.8	15.2	15.6

(a) Matched book represents "securities purchased under agreements to resell" ("reverse repos") to the extent that such balance is less than "securities sold under agreements to repurchase" ("repos") as of the statement of financial condition date. Several nationally recognized rating agencies consider such reverse repos to be a proxy for matched book assets when evaluating the Company's capital strength and financial ratios. Such agencies consider matched book assets to have a low risk profile and exclude such amounts in the calculation of leverage (total assets divided by total stockholders' equity and trust preferred securities). Although there are other assets with similar risk characteristics on the Company's Consolidated Statement of Financial Condition, the exclusion of reverse repos from total assets in this calculation reflects the fact that these assets are matched against liabilities of a similar nature, and therefore require minimal amounts of capital support. Accordingly, the Company believes the ratio of total assets excluding matched book to total stockholders' equity and trust preferred securities to be a more meaningful measure of the Company's leverage.

(b) Long-term debt includes senior notes and subordinated indebtedness.

(c) Total capital includes long-term debt, stockholders' equity and preferred securities subject to mandatory redemption.

(d) All share and per share data have been restated for the two-for-one common stock split effective October 2000.

The disclosure requirements of SFAS No. 123 require companies which elect not to record the fair value of stock-based compensation awards in the Consolidated Statement of Income to provide pro forma disclosures of net income and earnings per share in the Notes to the Consolidated Financial Statements as if the fair value of stock-based compensation had been recorded. The Company utilized the Black-Scholes option-pricing model to quantify the pro forma effects on net income and earnings per common share of the fair value of the stock options granted and outstanding during 2001, 2000 and 1999. Based on the results of the model, the weighted-average fair value of the stock options granted was $13.54, $9.91 and $6.99 for 2001, 2000 and 1999, respectively. The weighted-average assumptions which were used for 2001, 2000 and 1999 included risk-free interest rates of 4.16%, 6.27% and 5.25%, an expected life of 4.5 years, 3.6 years and 3.5 years, and expected volatility of 30%, 35% and 35%, respectively. In addition, annual dividends of $0.28, $0.22 and $0.18 were assumed for the 2001, 2000 and 1999 options, respectively.

The Company's 2001, 2000 and 1999 pro forma net income would have been $1,183 million, $1,725 million and $1,091 million, respectively, compared to actual net income of $1,255 million, $1,775 million and $1,132 million, respectively. Pro forma earnings per common share for 2001, 2000 and 1999 would have been $4.20, $6.32 and $3.99, respectively, compared to actual earnings per common share of $4.38, $6.38 and $4.08, respectively. The pro forma amounts reflect the effects of the Company's stock option grants and the 15% purchase discount from market value offered to the Company's employees who participate in the ESPP.

Earnings Per Common Share

Earnings per share was calculated as follows:

Earnings Per Common Share

Three years ended *In millions, except for per share data*	2001	2000	1999
NUMERATOR:			
Net income	$1,255	$1,775	$1,132
Preferred stock dividends	94	96	95
Numerator for basic earnings per share — income available to common stockholders	$1,161	$1,679	$1,037
Convertible preferred stock dividends	–	8	17
Numerator for diluted earnings per share — income available to common stockholders (adjusted for assumed conversion of preferred stock)	$1,161	$1,687	$1,054
DENOMINATOR:			
Denominator for basic earnings per share—weighted-average shares	243.1	243.8	243.0
Effect of dilutive securities:			
Employee stock options	16.2	13.0	6.2
Restricted stock units	6.0	5.0	3.8
Preferred shares assumed converted into common	–	2.4	5.6
Dilutive potential common shares	22.2	20.4	15.6
Denominator for diluted earnings per share—adjusted weighted-average shares	265.3	264.2	258.6
BASIC EARNINGS PER SHARE	$ 4.77	$ 6.89	$ 4.27
DILUTED EARNINGS PER SHARE	$ 4.38	$ 6.38	$ 4.08

For 2000 and 1999, Convertible Voting Preferred Shares were convertible into common shares at a conversion price of approximately $61.50 per share. However, for purposes of calculating dilutive earnings per share, preferred shares were assumed to be converted into common shares when basic earnings per share exceed preferred dividends per share obtainable upon conversion (approximately $3.08 on an annualized basis).

Capital Requirements

The Company operates globally through a network of subsidiaries, with several subject to regulatory requirements. In the United States, LBI, as a registered broker-dealer, is subject to the Securities and Exchange Commission ("SEC") Rule 15c3-1, the Net Capital Rule, which requires LBI to maintain net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or 4% of funds required to be segregated for customers' regulated commodity accounts, as defined. At November 30, 2001, LBI's regulatory net capital, as defined, of $1,771 million exceeded the minimum requirement by $1,589 million.

LBIE, a United Kingdom registered broker-dealer and subsidiary of Holdings, is subject to the capital requirements of the Securities and Futures Authority ("SFA") of the United Kingdom. Financial resources, as defined, must exceed the total financial resources requirement of the SFA. At November 30, 2001, LBIE's financial resources of approximately $2,389 million exceeded the minimum requirement by approximately $703 million. Lehman Brothers Japan Inc.'s Tokyo branch, a regulated broker-dealer, is subject to the capital requirements of the Financial Services Agency and at November 30, 2001, had net capital of approximately $302 million which was approximately $129 million in excess of the specified levels required. Lehman Brothers Bank, FSB (the "Bank"), the Company's thrift subsidiary, is regulated by the Office of Thrift Supervision ("OTS"). The Bank exceeds all regulatory capital requirements and is considered well capitalized by the OTS. Certain other non-U.S. subsidiaries are subject to various securities, commodities and banking regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which they operate. At November 30, 2001, these other subsidiaries were in compliance with their applicable local capital adequacy requirements. In addition, the Company's "AAA" rated derivatives subsidiaries, Lehman Brothers Financial Products Inc. ("LBFP") and Lehman Brothers Derivative Products Inc. ("LBDP"), have established certain capital and operating restrictions which are reviewed by various rating agencies. At November 30, 2001, LBFP and LBDP each had capital which exceeded the requirement of the most stringent rating agency by approximately $68 million and $27 million, respectively.

The regulatory rules referred to above, and certain covenants contained in various debt agreements, may restrict Holdings' ability to withdraw capital from its regulated subsidiaries, which in turn could limit its ability to pay dividends to shareholders. At November 30, 2001, approximately $5.3 billion of net assets of subsidiaries were restricted as to the payment of dividends to Holdings.

Employee Benefit Plans

The Company provides various pension plans for the majority of its employees worldwide. In addition, the Company provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. The following summarizes these plans:

Employee Benefit Plans

In millions, Except for weighted-average	Pension Benefits November 30		Postretirement Benefits November 30	
	2001	2000	2001	2000
CHANGE IN BENEFIT OBLIGATION				
Benefit obligation at beginning of year	$667	$654	$ 50	$ 47
Service cost before expenses	15	14	1	1
Interest cost	49	46	3	4
Actuarial (gain) loss	67	(5)		1
Change due to discount rate	4		3	
Benefits paid	(24)	(23)	(4)	(3)
Foreign currency exchange rate changes	(2)	(19)		
Benefit obligation at end of year	$776	$667	$ 53	$ 50
CHANGE IN PLAN ASSETS				
Fair value of plan assets at beginning of year	$914	$918		
Actual return on plan assets, net of expenses	(88)	36		
Employer contribution	2	2		
Benefits paid	(24)	(23)		
Foreign currency exchange rate changes	(1)	(19)		
Fair value of plan assets at end of year	$803	$914		
Funded (underfunded) status	$ 27	$247	$ (53)	$(50)
Unrecognized net actuarial (gain) loss	284	31	(19)	(22)
Unrecognized prior service cost (credit)	20	17	(4)	(5)
Prepaid (accrued) benefit cost	$331	$295	$ (76)	$(77)
WEIGHTED-AVERAGE ASSUMPTIONS				
Discount rate	6.89%	7.42%	7.25%	7.75%
Expected return on plan assets	10.81%	10.88%		
Rate of compensation increase	4.82%	4.96%	5.00%	5.00%

Components of Net Periodic Benefit Cost

	Pension Benefits Twelve Months Ended November 30			Postretirement Benefits Twelve Months Ended November 30		
In millions	2001	2000	1999	2001	2000	1999
Service cost	$ 15	$ 14	$ 22	$ 1	$ 1	$ 1
Interest cost	49	46	45	3	4	4
Expected return on plan assets	(97)	(96)	(77)	–	–	–
Recognized net actuarial (gain) loss	–	1	2	(1)	(2)	(2)
Unrecognized prior service cost (credit)	1	1	2			
Net periodic benefit (income) cost	$(32)	$(34)	$ (6)	$ 3	$ 3	$ 3

For measurement purposes, the annual health care cost trend rate was assumed to be 6.5% for the year ended November 30, 2002. The rate was assumed to decrease 0.5% per year to 5.5% in the year ended November 30, 2004 and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amount reported for postretirement benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

In millions	1% Point Increase	1% Point Decrease
Effect on total service and interest cost components in fiscal 2001	$ 0.3	$(0.3)
Effect on postretirement benefit obligation at November 30, 2001	$ 3.4	$(3.4)

Income Taxes

The Company files a consolidated U.S. federal income tax return reflecting the income of Holdings and its subsidiaries.

The provision for income taxes consists of the following:

Income Taxes

In millions *Twelve months ended November 30*	2001	2000	1999
CURRENT			
Federal	$ 491	$ 295	$ 121
State	148	45	117
Foreign	441	577	364
	1,080	917	602
DEFERRED			
Federal	(406)	(114)	2
State	(65)	(54)	(54)
Foreign	(172)	(1)	(93)
	(643)	(169)	(145)
Provision for income taxes	$ 437	$ 748	$ 457

Income before taxes included ($50) million, $1,287 million and $595 million that has also been subject to income taxes of foreign jurisdictions for 2001, 2000 and 1999, respectively.

The income tax provision differs from that computed by using the statutory federal income tax rate for the reasons shown below:

In millions *Twelve months ended November 30*	2001	2000	1999
Federal income taxes at statutory rate	$ 612	$ 903	$ 571
State and local taxes	54	(6)	41
Tax-exempt income	(176)	(130)	(109)
Amortization of goodwill	2	2	2
Foreign operations	(55)	(15)	(6)
Other, net	–	(6)	(42)
Provision for income taxes	$ 437	$ 748	$ 457

Board of Directors

RICHARD S. FULD, JR.
Chairman and
Chief Executive Officer

MICHAEL L. AINSLIE
Former President and
Chief Executive Officer of
Sotheby's Holdings

JOHN F. AKERS
Retired Chairman of International
Business Machines Corporation

ROGER S. BERLIND
Theatrical Producer

THOMAS H. CRUIKSHANK
Retired Chairman and
Chief Executive Officer of
Halliburton Company

DR. HENRY KAUFMAN
President of Henry Kaufman &
Company, Inc.

JOHN D. MACOMBER
Principal of JDM Investment Group

DINA MERRILL
Director and Vice Chairman of
RKO Pictures, Inc. and Actress

Operating Committee

RICHARD S. FULD, JR.*
Chairman and
Chief Executive Officer

JASJIT S. BHATTAL
Managing Director
Chief Executive Officer,
Lehman Brothers Asia

J. STUART FRANCIS
Managing Director
Investment Banking

DAVE GOLDFARB
Managing Director
Chief Financial Officer

JOSEPH M. GREGORY*
Managing Director
Chief Administrative Officer

JEREMY M. ISAACS*
Managing Director
Chief Executive Officer,
Lehman Brothers Europe & Asia

BRADLEY H. JACK*
Managing Director
Head of Investment Banking

THEODORE P. JANULIS
Managing Director
Co-Head of Fixed Income

STEPHEN M. LESSING*
Managing Director
Senior Client
Relationship Manager
& Head of Private Client Group

ROBERTO LLAMAS
Managing Director
Chief Human Resources Officer

HERBERT H. McDADE, III
Managing Director
Co-Head of Fixed Income

ROGER B. NAGIOFF
Managing Director
Co-Head of Equities

MICHAEL J. ODRICH
Managing Director
Head of Private Equity

JAMES A. ROSENTHAL
Managing Director
Head of Strategy and Recruiting,
Co-Head of Global E-Commerce

THOMAS A. RUSSO
Vice Chairman
Chief Legal Officer

ROBERT S. SHAFIR
Managing Director
Co-Head of Equities

JEFFREY VANDERBEEK*
Managing Director
Head of Capital Markets

JARETT F. WAIT
Managing Director
Co-Head of Global E-Commerce

PAUL G. ZOIDIS
Managing Director
Investment Banking

**Member of Lehman Brothers' Executive Committee*

Vice Chairmen

HOWARD L. CLARK, JR.
Vice Chairman and
Member of Board of Directors
Lehman Brothers Inc.

FREDERICK FRANK
Vice Chairman and
Member of Board of Directors
Lehman Brothers Inc.

ALLAN S. KAPLAN
Vice Chairman
Lehman Brothers Inc.

HARVEY M. KRUEGER
Vice Chairman and
Member of Board of Directors
Lehman Brothers Inc.

SHERMAN R. LEWIS, JR.
Vice Chairman and
Member of Board of Directors
Lehman Brothers Inc.

RUGGERO F. MAGNONI
Vice Chairman and
Member of Board of Directors
Lehman Brothers Int'l (Europe)

THOMAS A. RUSSO
Vice Chairman
Lehman Brothers Inc.

RAYMOND G.H. SEITZ
Vice Chairman and
Member of Board of Directors
Lehman Brothers Int'l (Europe)

PHILLIPE VILLIN
Vice Chairman and
Member of Board of Directors
Lehman Brothers Int'l (Europe)

Lehman Brothers Offices Worldwide

AMERICAS
New York
(Global Headquarters)
745 Seventh Avenue
New York, NY 10019
(212) 526-7000

Albany, NY
Atlanta, GA
Boston, MA
Buenos Aires
Chicago, IL
Cleveland, OH
Columbus, OH
Dallas, TX
Dayton, OH
Frederick, MD
Hamilton, Bermuda
Hato Rey, Puerto Rico
Houston, TX
Jersey City, NJ
Los Angeles, CA
Menlo Park, CA
Mexico City
Miami, FL
Montevideo
Nashville, TN
Palm Beach, FL
Philadelphia, PA
San Francisco, CA
São Paolo
Seattle, WA
Toronto
Washington, DC
Wilmington, DE

EUROPE
London
(Regional Headquarters)
One Broadgate
London EC2M 7HA
England
44-207-601-0011

Amsterdam
Frankfurt
Madrid
Milan
Munich
Paris
Rome
Stockholm
Tel Aviv
Zurich

ASIA PACIFIC
Tokyo
(Regional Headquarters)
Ark Mori Building
12-32 Akasaka 1 Chome
Minato-Ku
Tokyo 107-6036, Japan
813-5571-7000

Bangkok
Beijing
Hong Kong
Jakarta
Melbourne
Seoul
Singapore
Taipei

OTHER STOCKHOLDER INFORMATION

COMMON STOCK

Ticker Symbol: LEH

The common stock of Lehman Brothers Holdings Inc. is listed on the New York Stock Exchange and on the Pacific Exchange. As of January 31, 2002, there were 23,072 holders of record of the Company's common stock. On January 31, 2002, the last reported sales price of Lehman Brothers' common stock was $64.77.

ANNUAL MEETING

Lehman Brothers' annual meeting of stockholders will be held on Tuesday, April 9, 2002 at 10:30 a.m. at 399 Park Avenue, 12th Floor Auditorium, New York, New York 10022.

DIVIDENDS

Effective January 2002, Lehman Brothers' Board of Directors increased the fiscal 2002 dividend rate to $0.36 per common share from an annual dividend rate of $0.28 per share in fiscal 2001. Dividends on the Company's common stock are generally payable, following declaration by the Board of Directors, on the last business day of February, May, August and November.

REGISTRAR AND TRANSFER AGENT FOR COMMON STOCK

Questions regarding dividends, transfer requirements, lost certificates, changes of address, direct deposit of dividends, the direct purchase and dividend reinvestment plan, or other inquiries should be directed to:

The Bank of New York
Shareholders Services Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
Telephone: (800) 824-5707 (U.S.)
(610) 312-5303 (non-U.S.)
E-mail: shareowner-svcs@bankofny.com
Website: http://www.stockbny.com

DIRECT PURCHASE AND DIVIDEND REINVESTMENT PLAN

Lehman Brothers' Direct Purchase and Dividend Reinvestment Plan provides both existing stockholders and first-time investors with an alternative means of purchasing the Company's stock. The plan has no minimum stock ownership requirements for eligibility and enrollment. Plan participants may reinvest all or a portion of cash dividends and/or make optional cash purchases up to a maximum of $175,000 per year without incurring commissions or service charges. Additional information and enrollment forms can be obtained from the Company's Transfer Agent listed above.

ANNUAL REPORT AND FORM 10-K

Lehman Brothers will make available upon request, without charge, copies of this Annual Report and the Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Requests may be directed to:

Jeffrey A. Welikson
Corporate Secretary
Lehman Brothers Holdings Inc.
399 Park Avenue
New York, New York 10022
Telephone: (212) 526-0858

INDEPENDENT AUDITORS

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019
Telephone: (212) 773-3000

INVESTOR RELATIONS

(212) 526-8381

MEDIA RELATIONS

(212) 526-4379

WEBSITE ADDRESS

http://www.lehman.com

PRICE RANGE OF COMMON STOCK

	Three months ended 2001				*Three months ended* 2000			
	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30	Aug. 31	May 31	Feb. 29
High	$71.93	$78.26	$82.25	$85.72	$80.00	$72.51	$51.72	$47.50
Low	$46.64	$63.90	$55.35	$51.13	$49.50	$40.81	$36.25	$31.06

Lehman Brothers. The Mission.

Our Firm.

We are a rapidly growing global institutional investment bank with a heritage of over 150 years of success. As a growth company in a growth industry, our atmosphere is charged with entrepreneurial energy. We are a culture of "we's", not "I's", with a commitment to access and teamwork. The hallmark of our success will be our reputation as a firm that generates and supports exceptional levels of opportunity and initiative.

Our Clients.

Our One-Firm culture allows us to team up and bring together the best of Lehman Brothers to meet our clients' most important needs. We do this by taking the initiative to reach out to our clients; by listening carefully to understand their needs; by developing innovative and tailored solutions; and by delivering the full resources and strength of the Firm to provide superb execution of those solutions. The hallmark of our success will be that our clients look to us first as their lead investment bank.

Our People.

Our success depends on the strength of our people. Our goal is to attract and develop exceptionally talented people who share our passion for individual excellence and our commitment to teamwork. We do this by attracting the best person to fill every role within the Firm; by developing everyone to reach their full potential; by fostering the mindset that finishing second is unacceptable; and by working together in an environment of integrity, respect and trust as One Firm. The hallmark of our success will be our wide recognition as a unique firm in which exceptional people build rewarding careers.

Our Shareholders.

As employees, we are all shareholders of Lehman Brothers and are deeply committed to building the value of the Firm. Our goal is to deliver superior returns to all of our shareholders. We do this by committing to opportunities that offer exceptional returns; by focusing on productivity, expense discipline and profitability; by managing our risks and maintaining our financial strength; and by preserving our reputation. The hallmark of our success will be the strength of our long-term record of value creation for our shareholders.

In memory of our
friend and colleague,
Ira Zaslow,
whom we lost
September 11, 2001.

Designed by Ross Culbert & Lavery, NYC *Illustration and photography by Robert Burke, William Carter, Cindy Charles, Claude Charlier, Ed Daniels, Michael Fabian, Richard Frank, Marian Goldman, Deborah Hardt, Erick Ingraham, Greg Lafever, Shane Morgan, Peter Ross, Kathy Sobb, Shonna Valeska, Peter Vidor, William Whitehurst.* *Printing by L.P. Thebault.*

LEHMAN BROTHERS

745 Seventh Avenue, New York, NY 10019 www.lehman.com